BEST AVAILABLE COPY

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 FACSIMILE: (852) 2521 7198 E-mail: cosec@wokeehong.com.hk

20 March 2006

06011874

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

Attn. : Mr. Frank Zarb, Esq.

SUPPL

RECEIVED
2006 MAR 22 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

PROCESSED
MAR 2 2 2006
THOMSON FINANCIAL

Phyllis Ng
Company Secretary

3/22

Encl.

PN/kl

和記行(集團)有限公司
香港新界葵涌青山道585至609號和記行大廈A座10字樓

Attachment to Annex A

File No. 82-3990

Item no. 3
- 2005 Interim Report
- 2005 Interim Results Announcements published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 23 September 2005

Item no. 4
* **Change of Auditors**
- Announcement on Change of Auditors published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 31 August 2005
* **Change of Independent Non-executive Director**
- Form D2 dated 4 November 2005
- Letter to The Stock Exchange of Hong Kong Limited dated 16 November 2005
- Announcement on Change of Independent Non-Executive Director published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 4 November 2005
* **Appointment of Executive Director**
- Form D2 dated 17 March 2006
- Letter to The Stock Exchange of Hong Kong Limited dated 20 March 2006
- Announcement on Appointment of Executive Director published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 17 March 2006

Item nos. 7 & 8
- Announcement - Termination of Distributorship Agreements published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 13 July 2005
- Announcement on Discloseable Transaction - Disposal of Properties in the People's Republic of China published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 18 July 2005
- Announcement - Increase in Price and Trading Volume published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 16 August 2005
- Announcement on Proposed Issue of Convertible Note published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 19 August 2005
- Announcement on Discloseable Transaction - Disposal of Equity Interest in a Joint Venture established in the People's Republic of China published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 4 January 2006
- Announcement on Update on Proceedings in the People's Republic of China involving a subsidiary published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 20 February 2006
- Announcement published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 24 February 2006

Item no. 9
- Notice of Board Meeting dated 22 September 2005

Item no. 12
- Circular for Discloseable Transaction – "Disposal of Properties in the People's Republic of China" dated 4 August 2005
- Circular for Discloseable Transaction – "Disposal of Equity Interest in a Joint Venture established in the People's Republic of China" dated 25 January 2006

Item no. 16
- Annual Return dated 16 June 2005

Item no. 21 - Director's/Chief Executive's Notice (Form 1) dated 7 February 2006 (SYH)
Director's/Chief Executive's Notice (Form 1) dated 28 February 2006 (SYH)
Director's/Chief Executive's Notice (Form 1) dated 1 March 2006 (SYH)

Item no. 26 - Director's/Chief Executive's Notice (Form 3A) dated 24 May 2005 (CML)
Director's/Chief Executive's Notice (Form 3A) dated 27 May 2005 (CML)
Director's/Chief Executive's Notice (Form 3A) dated 30 May 2005 (CML)
Director's/Chief Executive's Notice (Form 3A) dated 31 May 2005 (CML)
Director's/Chief Executive's Notice (Form 3A) dated 2 June 2005 (CML)
Director's/Chief Executive's Notice (Form 3A) dated 6 June 2005 (CML)
Director's/Chief Executive's Notice (Form 3A) dated 7 June 2005 (CML)
Director's/Chief Executive's Notice (Form 3A) dated 7 February 2006 (SS)
Director's/Chief Executive's Notice (Form 3A) dated 7 February 2006 (RL)
Director's/Chief Executive's Notice (Form 3A) dated 14 February 2006 (WSL)
Director's/Chief Executive's Notice (Form 3A) dated 28 February 2006 (RL)
Director's/Chief Executive's Notice (Form 3A) dated 1 March 2006 (RL)

Item no. 27 - Board Minutes dated 30 December 2005
Board Minutes dated 31 January 2006
Board Minutes dated 17 February 2006

File No. 82-3990

Annex A to Letter to the SEC dated
20 March , 2006 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED
1. Title: Memorandum and Articles of Association Date: Upon incorporation Entity requiring item: Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance").	N/A
2. Title: Annual Report Date: Within four months of the end of the fiscal year and not less than 21 days before Annual General Meeting Entity requiring item: The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement.	N/A
3. Title: Half Yearly Report and Preliminary Announcement Date: Within three months of the end of half year period Entity requiring item: HKSE pursuant to Exchange Listing Agreement.	See attached

4. Title: Notification of Changes in Officers
(Directors, Secretaries and Auditors)

Date: Immediately upon change

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. See attached

5. Title: Notification of Changes in Registered Office or Principal Place of Business

Date: Immediately upon change

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

6. Title: Notification of Changes in Rights attaching to Securities

Date: Immediately upon change

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

Date: As soon as reasonably practicable (as a practical measure, immediately)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

8. Title: Notification of "Notifiable Transactions"

Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

9. Title: Notification of Meetings of Board of Directors at which:

(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication

Date: At least three business days prior to meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

10. Title: Notification of Reasons for Allotment of Shares

Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

11. Title: Notification of Repurchases of Company's Shares

Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

Date: Simultaneously with dispatch to Shareholders

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. See attached

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

Date: Immediately matter becomes known

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

Date: Within 14 or 21 days of meeting

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. See attached

17. Title: Prospectus

Date: As required

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

(i) decision to make or recommend declaration of distribution to security holders;

(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

(iii) preliminary announcements of profits or losses;

(iv) proposed changes to capital structure, including redemption of securities; and

(v) changes to general character of nature of business

Date: Immediately after meeting; however, must be during non-trading hours

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

Date: Next business day

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

22. Title: Corporate substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. N/A

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

26. Other:

Title: Director's / Chief Executive's Notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. See attached

27. Other:

Title: - Expiry of Share Options
- Lapse of Share Options See attached

KMC00998.DOC

#82-3990

The Standard Wednesday, August 31, 2005

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 720)

CHANGE OF AUDITORS

The Board announces that on 29 August 2005 the Company received a letter of resignation from RSM Nelson Wheeler tendering their resignation as auditors of the Company and its subsidiaries with effect from 29 August 2005 and on 30 August 2005 HLB Hodgson Impey Cheng have been appointed as auditors of the Company and its subsidiaries to fill the casual vacancy following the resignation of RSM Nelson Wheeler.

The Board announces that on 29 August 2005 the Company received a letter of resignation from NW tendering their resignation as auditors of the Company and its subsidiaries with effect from 29 August 2005. The reason for change of auditors is to reduce the audit fees which is in line with the Company's policy to control and reduce the Company's expenses.

NW indicated in the said letter of resignation that, other than the background to their resignation as stated above, there are no circumstances connected with their resignation which they consider ought to be brought to the notice of members or creditors of the Company or its subsidiaries. In this connection, the Board was not aware of any matter that should be brought to the attention of members or creditors of the Company or its subsidiaries. NW has not performed any audit work of the Company and its subsidiaries for the six months ended 30 June 2005.

The Board further announces that on 30 August 2005 HLB have been appointed as auditors of the Company and its subsidiaries to fill the casual vacancy following the resignation of NW to hold office until the conclusion of the forthcoming annual general meeting of the Company.

In this announcement, unless the context otherwise requires, the following terms shall have the following meaning:-

"Board"	board of directors of the Company;
"Company"	Wo Kee Hong (Holdings) Limited;
"HLB"	HLB Hodgson Impey Cheng;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China; and
"NW"	RSM Nelson Wheeler.

As at the date of this announcement, the Board consists of Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG all of whom are executive directors, Ms. Kam Har YUE, who is a non-executive director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, Mr. Kenji Tak Hing CHAN, all of whom are independent non-executive directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 30 August 2005

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）
（股份編號：720）

更改核數師

> 董事會公佈，本公司於二零零五年八月二十九日收到羅申美會計師行辭任本公司及其附屬公司核數師之辭任函件，辭任由二零零五年八月二十九日起生效；而國衛會計師事務所於二零零五年八月三十日獲委任為本公司及其附屬公司之核數師，以於羅申美會計師行辭任後填補該臨時空缺。

董事會公佈，本公司於二零零五年八月二十九日收到羅申美辭任本公司及其附屬公司核數師之辭任函件，辭任由二零零五年八月二十九日起生效；更換核數師乃由於要減省核數費用，以配合本公司控制及減低公司開支之政策所致。

羅申美於上述辭任函件中表示，除上述之辭任原因外，其認為並無任何與其辭任有關之情況須知會本公司或其附屬公司之股東或債權人。就此次辭任，董事會並不知悉有任何事情須知會本公司或其附屬公司之股東或債權人。羅申美並沒有為本公司及其附屬公司於二零零五年六月三十日止六個月作出審計工作。

董事會公佈，國衛於二零零五年八月三十日獲委任為本公司及其附屬公司之核數師，以於羅申美辭任後填補該臨時空缺，直至本公司下屆股東週年大會結束為止。

於本公佈日期，除文義另有所指外，下列詞彙具有以下涵義：

「董事會」	指	本公司董事會；
「本公司」	指	和記行（集團）有限公司；
「國衛」	指	國衛會計師事務所；
「香港」	指	中華人民共和國香港特別行政區，及
「羅申美」	指	羅申美會計師行。

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志沖先生、李文彬先生及任紹東先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及陳偉興先生。

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝

香港，二零零五年八月三十日

* *僅供識別*

「陝西鴻浩」 指 陝西鴻浩實業有限公司，於中國成立的一家私有有

#82-3990

CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F5056

1 Company Name 公司名稱

Wo Kee Hong (Holdings) Limited

2 Type of Change 更改事項

* ☑ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation** 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
CHAN (陳)	Kenji, Tak Hing (德興)

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
H455440(1)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年	Alternate To 替代
03	11	2005	

Date 日期

* *Please tick the relevant box(es)* 請在有關格內加 ✓ 號

Presentor's Name and Address
提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories, Hong Kong

Attn. : The Company Secretary

For Offi[ce use]
請勿填寫[...]

04/11/2005 15:08:53
Submission No.: 232016615/1
CR NO.: F0005056
Sh. Form.: D2F

Revenue Code	Amount(HKD)
13	$20.00

Receipt No.	Method	Amount(HKD)
322320022356	Cash	$20.00

Total Paid $20.00

Second revision to Specification No. 1/97 (Amendment No. 1/99)
指明編號第 1/97 號的第 2 期修訂(修訂編號第 1/99 號)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: **F5056**

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	03 November 2005 (DD 日 | MM 月 | YYYY 年)

Existing Name 現用姓名: N/A

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
CHEUNG (張)	Ying Kwan (應坤)

N/A

N/A

Previous Names 前用姓名

Address 地址: Flat G, 2/F Block 3, Site 4, Whampoa Garden, Kowloon, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
G606033(0)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes 0 **Continuation Sheet A and** 0 **Continuation Sheet B.**
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：

(Name 姓名)：(Phyllis Sum Yu NG) Date 日期： 4 November 2005

~~Director~~／Secretary／~~Manager／Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

#82-3990

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 FACSIMILE: (852) 2521 7198 E-mail: cosec@wokeehong.com.hk

16 November 2005

The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central
Hong Kong

BY HAND

Attn: Ms. Grace KAN / Mr. Terence TAM / Ms. Astor TSANG
Listing Division

Dear Sirs,

Re: Wo Kee Hong (Holdings) Limited
Announcement – Change of Independent Non-executive Director

Further to the announcement dated 3 November 2005 regarding the caption, we enclose herewith the Declaration and Undertaking with regards to Directors (Form B) duly signed by Mr. Ying Kwan CHEUNG for your attention.

Should you have any queries, please contact the undersigned at 2514-4880.

Yours faithfully,
For and on behalf of
Wo Kee Hong (Holdings) Limited

Phyllis NG
Company Secretary

Encl.

PN/kl

和記行(集團)有限公司
香港新界葵涌青山道585至609號和記行大廈A座10字樓

#82-3990

The Standard Friday, November 4, 2005

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 720)

CHANGE OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Resignation of Independent Non-Executive Director

The board of Directors (the "Board") of Wo Kee Hong (Holdings) Limited (the "Company") announces that Mr. Kenji Tak Hing CHAN resigned as an Independent Non-executive Director of the Company and a member of the Audit Committee and Remuneration Committee of the Company with effect from 3 November 2005 due to the fact that he cannot devote sufficient time to serve the Company for the times to come. Mr. CHAN has confirmed that he has no disagreement with the Board and that there is no matter relating to his resignation which needs to be brought to the attention of the shareholders of the Company and The Stock Exchange of Hong Kong Limited.

Appointment of Independent Non-Executive Director

Mr. Ying Kwan CHEUNG has been appointed as Independent Non-executive Director of the Company and a member of the Audit Committee and Remuneration Committee of the Company with effect from 3 November 2005.

Mr. CHEUNG, aged 45, is currently the qualified accountant and company secretary of Goldigit Atom-tech Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, and responsible for finance and accounting. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

Mr. CHEUNG does not hold any position with the Company and other members of the Company immediately before the date of his appointment, nor has any directorship in other listed public companies in the last three years. Mr. CHEUNG is not connected with any director, senior management, substantial shareholder or controlling shareholder of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. CHEUNG is not aware of any matters that need to be brought to the attention of the shareholders of the Company.

There is no service contract between the Company and Mr. CHEUNG. Mr. CHEUNG is appointed for a term of two years, subject to retirement by rotation and re-election pursuant to the new bye-laws of the Company. He is entitled to an annual director's fee of HK$80,000 and is not entitled to any director bonus. The fee of independent non-executive directors of the Company is determined by the Board with reference to remuneration benchmark in the prevailing market rate.

The Board takes this opportunity to welcome Mr. CHEUNG to join the Board.

As at the date of this announcement, the Board comprises of Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 3 November 2005

2005年11月4日 星期五 香港經濟日報

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

獨立非執行董事之變更

獨立非執行董事之退任

和記行(集團)有限公司(「本公司」)董事會(「董事會」)宣佈，陳德興先生由於未能於將來投放足夠時間效力本公司，故辭任本公司獨立非執行董事之職務以及本公司審核委員會及薪酬委員會成員，由二零零五年十一月三日起生效。陳先生確認，彼與董事會並無產生任何意見分歧，而彼辭任一事亦無任何須獲本公司股東及香港聯合交易所有限公司垂注。

獨立非執行董事之委任

張應坤先生獲委任為本公司獨立非執行董事以及本公司審核委員會及薪酬委員會成員，由二零零五年十一月三日起生效。

張先生，45歲，現於金澤超分子科技控股有限公司(一所在香港聯合交易所有限公司主板上市之公司)任職合資格會計師兼公司秘書，負責財務及會計事宜。張先生為英國特許公認會計師公會資深會員及香港會計師公會會員。

在此委任日期以前，張先生於本公司及本公司集團其他成員並沒有擔當任何職位，亦於過去三年沒有擔任其他上市公司董事職務。張先生與本公司任何董事、高級管理人員、主要股東或控股股東概無關係。彼並無持有證券及期貨條例XV部所定義之任何本公司股份權益。張先生並不知悉任何有關事宜，務須本公司之股東垂注。

張先生與本公司並無訂立任何服務合約，彼任期為兩年，並須依據本公司之新公司章程附則輪值告退，及可再選連任。彼將收取之董事酬金為每年港幣80,000元，並不獲發任何董事花紅，本公司獨立非執行董事之酬金乃參照當時市場普遍獨立非執行董事酬金之幅度釐定。

董事會藉此機會歡迎張先生加入董事會。

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志冲先生、李文彬先生及汪滌東先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零五年十一月三日

* *僅供識別*

#82-3990

CR

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F5056

1 Company Name 公司名稱

Wo Kee Hong (Holdings) Limited

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職
☑ New appointment 新委任
☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation** 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories, Hong Kong

Attn. : The Company Secretary

Your Receipt
Companies Registry
H.K.

17/03/2006 10:17:04
Submission No.: 235026785/1
CR NO.: F0005056
Sh. Form.: D2F

Revenue Code	Amount(HKD)
13	$20.00

Receipt No.	Method	Amount(HKD)
352350037705	Cash	$20.00

Total Paid $20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F5056

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
Appointment of Director	16 March 2006 (DD 日 | MM 月 | YYYY 年)

Existing Name 現用姓名: N/A

Name／New Name 姓名／新姓名

Surname 姓氏	Other names 名字
HUI (許)	Chit Sing, Waison (捷成)

Alias (if any) 別名（如有的話）: N/A

Previous Names 前用姓名: N/A

Address 地址: 2nd Floor, 122 Ka Choi Lane, Tuen Mun, Hong Kong.

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號	I.D. Card Number 身份證號碼: E328911(0)	Company Number 公司編號: N/A
b Overseas Passport 海外護照	Number 號碼: N/A	Issuing Country 簽發國家: N/A

This Notification includes 0 **Continuation Sheet A and** 0 **Continuation Sheet B.**

本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。



Signed 簽名：

(Name 姓名)：(Phyllis Sum Yu NG) Date 日期： 17 March 2006

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~ *

董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

#82-3990

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 FACSIMILE: (852) 2521 7198 E-mail: cosec@wokeehong.com.hk

20 March 2006

The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central
Hong Kong

BY HAND

Attn: Ms. Grace KAN / Mr. Terence TAM / Ms. Astor TSANG
Listing Division

Dear Sirs,

Re: Wo Kee Hong (Holdings) Limited (the "Company")
Appointment of Executive Director

Further to the announcement dated 16 March 2006 regarding the appointment of Mr. Waison Chit Sing HUI as Executive Director of the Company, we enclose herewith the duly signed Declaration and Undertaking with regards to Directors (Form B) for your attention.

Should you have any queries, please contact the undersigned at 2514-4880.

Yours faithfully,
For and on behalf of
Wo Kee Hong (Holdings) Limited

Phyllis NG
Company Secretary

PN/kl

Encl.

#82-3990

Friday, March 17, 2006 **The Standard**

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

APPOINTMENT OF EXECUTIVE DIRECTOR

The board of Directors (the "Board") of Wo Kee Hong (Holdings) Limited (the "Company") is pleased to announce that Mr. Waison Chit Sing HUI has been appointed as executive director of the Company with effect from 16 March 2006.

Mr. Waison Chit Sing HUI, aged 55, has over 28 years' experience in retail management, as well as distribution of electrical appliances and consumer electronics products. He also has extensive experience in Mainland China including representative of famous European luxurious apparel brands and the setting up and management of prestigious shopping malls.

According to the service contract between Mr. HUI and the Company, Mr. HUI is entitled to an annual salary package of HK$1,020,000 (excluding any fixed or discretionary bonus which is not determined currently). The service contract provides for a fixed term of 1 year. The emoluments of Mr. HUI are determined by the Board with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market.

Mr. HUI is not connected with any Director, senior management, substantial shareholder or controlling shareholder of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. In relation to the appointment of Mr. HUI as a director of the Company, there is no other information to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and there is no matter that needs to be brought to the attention of the shareholders of the Company.

The Board takes this opportunity to welcome Mr. HUI to join the Board.

As at the date of this announcement, the Board comprises of Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG and Mr. Waison Chit Sing HUI all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are Independent Non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 16 March 2006

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)
(股份編號：720)

執行董事之委任

和記行(集團)有限公司(「本公司」)董事會(「董事會」)欣然宣佈，許捷成先生獲委任為本公司執行董事，由二零零六年三月十六日起生效。

許捷成先生，55歲，於零售管理、分銷電器及電子消費產品積逾28年經驗。彼亦擁有豐富國內經驗，包括代理歐洲著名服裝品牌，以及管理策劃高級大型購物商場。

根據許先生與本公司之服務合約，許先生之每年薪酬組合為港幣1,020,000元(不包括任何現時未決定的固定或酌情發放的花紅)，而該服務合約為一年期。許先生之酬金乃由董事會經參照本公司之業績表現、盈利能力以及業界薪酬基準及當時市場狀況而定。

許先生與本公司任何董事、高級管理人員、主要股東或控股股東概無關係。彼並無持有證券及期貨條例XV部所定義之任何本公司股份權益。就許先生被委任為本公司董事而言，並無任何須根據香港聯合交易所有限公司證券上市規則第13.51(2)(h)至13.51(2)(v)條文的任何規定而披露的資料，亦無任何其他本公司股東須要知悉的事項。

董事會藉此機會歡迎許先生加入董事會。

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志冲先生、李文彬先生、汪滌東先生及許捷成先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零六年三月十六日

* *僅供識別*

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

ANNOUNCEMENT
TERMINATION OF DISTRIBUTORSHIP AGREEMENTS

On 12 July 2005, WKH entered into a termination agreement with LG and LG HK terminating the Distributorship Agreements with effect from 1 July 2005. Upon termination of the Distributorship Agreements, WKH will become a non-exclusive wholesaler of LG HK in respect of the LG Products in the Territory.

Termination of the Distributorship Agreements

On 12 July 2005, Wo Kee Hong Limited ("WKH"), a wholly owned subsidiary of WO KEE HONG (HOLDINGS) LIMITED (the "Company", together with its subsidiaries, the "Group"), entered into a termination agreement (the "Termination Agreement") with LG Electronics Inc. ("LG") and LG Electronics HK Limited ("LG HK") terminating the two distributorship agreements dated 1 January 2004 between WKH and LG (the "Distributorship Agreements") with effect from 1 July 2005. Under the Distributorship Agreements, WKH was the exclusive distributor of commercial air-conditioning products and the non-exclusive distributor of consumer air-conditioning products and other home electrical appliances, bearing the trademark "Goldstar" and "LG" and other related marks (the "LG Products") in Hong Kong and Macau Special Administrative Region (the "Territory") for a term of one year commencing from 1 January 2004. Under the Termination Agreement, LG HK on behalf of LG shall make a payment to WKH which was arrived at after arm's length negotiation between the parties with reference to the brand and sales networking building effort of WKH for the LG Products in the Territory.

Upon termination of the Distributorship Agreements, WKH will become a non-exclusive wholesaler of LG HK in respect of the LG Products in the Territory on terms and conditions to be agreed between LG HK and WKH.

Impact of the termination of the Distributorship Agreements

LG is one of the five largest suppliers of the Group for the year 2004. Turnover from sale of the LG Products amounted to HK$60.7 million for the year ended 31 December 2004, representing approximately 9.8% of the total turnover of the Group for the year.

As stated in the annual report of the Company for the year ended 31 December 2004 (the "2004 Annual Report"), the termination of the distributorship with LG was the result of the change in the global sales strategy of LG. Given that (i) the termination of the Distributorship Agreements became effective on 1 July 2005; (ii) WKH will still remain as a non-exclusive wholesaler of the LG Products in the Territory; and (iii) as detailed in the 2004 Annual Report, the Group also distributes a range of air-conditioning and home electrical appliances from other brands and is actively seeking opportunities to distribute air-conditioning products and electrical products of other brands, the board of directors of the Company (the "Board") is of the view that the termination of the Distributorship Agreements will not have a material adverse impact on the business of the Group for the current financial year.

It is the strategy of the Group to reallocate its key resources to growth areas. The Group will continue to focus on the development and building its own brands of products.

General

This announcement is made pursuant to the general disclosure obligation of the Company under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

At the date of this announcement, the Board comprises of Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE and Mr. Tik Tung WONG, all of whom are executive Directors, Ms. Kam Har YUE, who is a non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Kenji Tak Hing CHAN, all of whom are independent non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 12 July 2005

* *for identification purposes only*

Dynamic Global Holdings Limited
環球動力控股有限公司

(Incorporated in Bermuda with limited liability)
(Stock Code: 231)

APPOINTMENT OF DIRECTORS

The Board of Directors (the "Board") of Dynamic Global Holdings Limited (the "Company") is pleased to announce that Mr. Zhang Fan ("Mr. Zhang") has been appointed as an Executive Director of the Company and Dr. Xu Weidong ("Dr. Xu") have been appointed as an Independent Non-executive Director as well as a member of the Audit Committee of the Company, all with effect from 12 July 2005.

Mr. Zhang, aged 38, obtained a Bachelor of Laws Degree from Zhongshan University. He had been the deputy head of Wanzai Town Government, Zhuhai City as well as chairman respectively of Zhuhai Huasheng Enterprise Holdings Limited (珠海華聲(實業)集團有限公司) and Zhuhai Yincheng Holdings Limited (珠海銀城集團公司). Mr. Zhang is currently a vice-president of Zhuhai Gree Group Corporation (the holding company of Gree Group (Hong Kong) Limited, which is a substantial shareholder of the Company) and is well versed in general administration and corporate management. Mr. Zhang did not hold any directorship in any other listed public companies in the last three years. Save as disclosed, Mr. Zhang does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

As at the date of this announcement, Mr. Zhang, as nominee of Zhuhai Gree Group Corporation, holds 49% interests of Gree Group (Hong Kong) Limited, which holds 723,970,000 shares of the Company (representing 24.05% of the issued share capital in the Company.

Dr. Xu, aged 46, was graduated from Jilin University and obtained a Bachelor of Laws Degree, a Master of Laws Degree and a Doctoral Degree in Economics. He is presently the Dean of Law School of Jilin University as well as a professor in Commercial Law and a master of doctoral students in the University.

Dr. Xu holds numerous public offices. He is an executive director of Commercial Law Committee of China Commercial Law; member of China Legal Examination Paper Setting Committee; member of Legal Teaching Guidance Committee of the Education Department; member of the Legal Profession Committee of the National Self Study Examination; member of the Advisory Committee of the Legislature in Jilin; member and arbitrator of Changchun Arbitration Committee; Legal Advisor to Changchun People's Government; Legislature Advisor to the Standing Committee of Changchun People's Congress; Expert Advisor to Jilin Supreme People's Court; Expert Advisor to Jilin People's Procuratorate; consultant lawyer of Jilin Jialin Law Office; part time professor of Changchun Taxation Institute of Changchun Polytechnic University; and Director of Commercial Law Studies Committee of Jilin Law Association.

Dr. Xu did not hold any directorship in any other listed public companies in the past three years. Dr. Xu does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

No service contract has been entered into between the Company and Mr. Zhang or between the Company and Dr. Xu. Their respective emoluments would be determined by the Board by reference to their duties and responsibilities, the Company's remuneration policy and market benchmark. There is no specific length of service in respect of their appointments save that such appointments are subject to retirement by rotation and be eligible for re-election at the next annual general meeting of the Company pursuant to the Bye-laws of the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company. The Board would like to take this opportunity to welcome Mr. Zhang and Dr. Xu to the Board.

By Order of the Board
Lu Junsi
Chairman

Hong Kong, 12 July 2005

As at the date of this announcement, the board of directors of the Company comprises Mr. Lu Junsi, Mr. Chen Jung Hsin, Mr. Long Changqing, Mr. Su Xixiong, Ms. Wong Lin Chooi and Mr. Zhang Fan as Executive Directors; and Dr. Lu Jianhua, Mr. Hu Dehua and Dr. Xu Weidong as Independent Non-executive Directors.

9上午九時正假座
舉行會，以考慮並酌

方」）與本公司全
二零零五年一月十
權（「出售事項」，
，並謹此批准出售

事項或其項下擬進
權宜或與此有關
有進一步文件，或
公司秘書行事以

局命
有限公司
席
深

：非執行董事為李

其投票，受委代表毋

權人士簽署簽署，倘
其他授權人士簽署。

權書副本，必須於大
柏勳股份登記有限

並於會上投票，在此

份投票，倘如其為唯
權親身或委派代表

1 2005年7月12

其辭任有關

貢獻致謝。

高級管理職
南亞及大洋
，彼於2001年

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）
（股份編號：720）

公佈
終止分銷協議

於二零零五年七月十二日，和記行與LG及LG HK訂立一項終止協議，藉以終止該等分銷協議，由二零零五年七月一日起生效。終止該等分銷協議後，和記行將成為該地區內該等LG產品之非獨家批發商。

終止分銷協議

於二零零五年七月十二日，和記行（集團）有限公司（「本公司」，連同其附屬公司統稱「本集團」）之全資附屬公司和記電業有限公司（「和記行」）與LG Electronics Inc.（「LG」）及LG Electronics HK Limited（「LG HK」）訂立終止協議（「終止協議」），終止和記行與LG於二零零四年一月一日所訂立之兩項分銷協議（「該等分銷協議」），由二零零五年七月一日起生效。根據該等分銷協議，和記行分別為印有「Goldstar」及「LG」商標及其他相關標誌之產品（「該等LG產品」）在香港及澳門特別行政區（「該地區」）之分銷商（商用空調產品之獨家分銷商以及家用空調產品及其他家用電器產品之非獨家分銷商），由二零零四年一月一日起為期一年。根據終止協議，LG HK（代表LG）將向和記行支付一筆款項，有關款項乃雙方考慮和記行為該地區內該等LG產品建立品牌知名度及銷售網絡所付出之努力經公平磋商釐定。

終止該等分銷協議後，和記行將根據LG HK與和記行將協定之條款及條件，成為該地區內該等LG產品之非獨家批發商。

終止該等分銷協議之影響

於二零零四年度，LG為本集團五大供應商之一。截至二零零四年十二月三十一日止年度，銷售該等LG產品之營業額為60,700,000港元，佔該年度本集團總營業額約9.8%。

誠如截至二零零四年十二月三十一日止年度之本公司年報（「二零零四年年報」）所述，終止與LG之分銷關係，乃由於LG之全球銷售策略改變。鑒於(i)終止該等分銷協議由二零零五年七月一日起生效；(ii)和記行將繼續成為該地區內該等LG產品之非獨家批發商；及(iii)誠如二零零四年年報所述，本集團亦分銷其他牌子之一系列空調及家用電器，並積極尋求分銷其他牌子之空調產品及電器產品之機會，故本公司董事會（「董事會」）認為，終止該等分銷協議並不會在本財政年度對本集團業務造成重大不利影響。

本集團之策略乃把主要資源重新分配至增長領域。本集團將繼續專注開發及建立其本身品牌之產品。

一般資料

本公佈乃根據香港聯合交易所有限公司證券上市規則第13.09條有關本公司之一般披露責任之規定作出。

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志冲先生、李文彬先生及汪滌東先生；非執行董事為佘金霞女士；獨立非執行董事為陳文生先生、李卓民先生及陳德興先生。

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝

香港，二零零五年七月十二日

* *僅供識別*

DAIDO

DAIDO GROUP LIMITED
大同集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：544）

董事變動

董事會欣然宣佈，梁子風先生獲委任為本公司獨立非執行董事，自二零零五年七月十二日起生效。董事會亦宣佈，郭順安先生於二零零五年七月十二日辭任本公司之獨立非執行董事。

大同集團有限公司（「本公司」）董事會（「董事會」）欣然宣佈下列本公司之董事變動：一

委任獨立非執行董事

梁子風（「梁先生」）獲委任為本公司獨立非執行董事，自二零零五年七月十二日起生效。

梁先生現年37歲，於香港接受教育，彼為於各亞洲國家擁有豐富貿易業務經驗之商人。梁先生亦分別於不同之廣告及銷售活動公司擔任業務顧問。

梁先生與本公司之其他董事、高級管理人員、主要股東或控股股東概無任何關係。根據證券及期貨條例第XV部，梁先生並無持有任何本公司股份權益。梁先生與本公司並無簽

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）
（股份編號：720）

須予披露交易
出售位於中華人民共和國之物業

> 於二零零五年七月十三日，本公司之間接全資附屬公司與買方訂立買賣協議出售該等物業，現金代價分別為人民幣4,520,016元（相當於約4,264,166港元）、人民幣3,527,011元（相當於約3,327,369港元）及人民幣1,952,973元（相當於約1,842,427港元）。
>
> 據董事作出一切合理查詢後所知、所悉及所信，每一買方均為獨立第三方。
>
> 根據上市規則第14.22條，買賣協議項下之出售事項乃合併視作一項交易。根據上市規則第14.08條，買賣協議項下擬進行之交易構成一項須予披露交易。一份載有出售事項詳情之通函將於本公佈日期起計21日內寄發予本公司股東。

出售事項

買賣協議

於二零零五年七月十三日，本公司之間接全資附屬公司與買方訂立買賣協議，出售其於該等物業之權益，現金代價分別為人民幣4,520,016元（相當於約4,264,166港元）、人民幣3,527,011元（相當於約3,327,369港元）及人民幣1,952,973元（相當於約1,842,427港元）。

買賣協議之主要條款概要如下：

物業：	1908室	1909室	1910室
日期：	二零零五年七月十三日	二零零五年七月十三日	二零零五年七月十三日
賣方：	雋鵬有限公司，本公司之間接全資附屬公司	雋譽有限公司，本公司之間接全資附屬公司	雋海有限公司，本公司之間接全資附屬公司
買方：	六名人士，各為獨立第三方	六名人士，各為獨立第三方	六名人士，各為獨立第三方
代價：	人民幣4,520,016元（相當於約4,264,166港元），須按以下方式支付： – 作為定金之人民幣904,003元（相當於約852,833港元）（「1908定金」）須於簽訂有關買賣協議當日支付； – 人民幣1,356,005元（相當於約1,279,250港元）須於簽訂有關買賣協議當日支付； – 餘額（抵銷1908定金後）人民幣2,260,008元（相當於約2,132,083港元）須於轉讓1908室業權前3日內支付。此外，買方須支付額外費用，包括管理費按金、電費按金等。代價由雙方經公平磋商後協定	人民幣3,527,011元（相當於約3,327,369港元），須按以下方式支付： – 作為定金之人民幣705,402元（相當於約665,474港元）（「1909定金」）須於簽訂有關買賣協議當日支付； – 人民幣1,058,103元（相當於約998,210港元）須於簽訂有關買賣協議當日支付； – 餘額（抵銷1909定金後）人民幣1,763,506元（相當於約1,663,685港元）須於轉讓1909室業權前3日內支付。此外，買方須支付額外費用，包括管理費按金、電費按金等。代價由雙方經公平磋商後協定	人民幣1,952,973元（相當於約1,842,427港元），須按以下方式支付： – 作為定金之人民幣390,595元（相當於約368,486港元）（「1910定金」）須於簽訂有關買賣協議當日支付； – 人民幣585,892元（相當於約552,728港元）須於簽訂有關買賣協議當日支付； – 餘額（抵銷1910定金後）人民幣976,486元（相當於約921,213港元）須於轉讓1910室業權前3日內支付。此外，買方須支付額外費用，包括管理費按金、電費按金等。代價由雙方經公平磋商後協定
轉讓之面積及狀況：	232.6平方米（按現狀基準）	181.5平方米（按現狀基準）	100.5平方米（按現狀基準）
物業抵押：	1908室目前抵押予中信嘉華銀行有限公司	1909室目前抵押予中信嘉華銀行有限公司	1910室目前抵押予中信嘉華銀行有限公司
物業業權：	訂約各方將於悉數支付代價當日起計3日內，向有關國土局申請轉讓1908室之業權	訂約各方將於悉數支付代價當日起計3日內，向有關國土局申請轉讓1909室之業權	訂約各方將於悉數支付代價當日起計3日內，向有關國土局申請轉讓1910室之業權
違約：	– 倘買方違約，買方須每日支付一筆相當於代價之任何未付餘額或任何額外費用之金額之0.05%，最多15日。於第15日結束時，倘買方仍然違約，賣方將有權以書面形式通知買方終止買賣協議，而定金將被沒收。 – 倘賣方未能及時完成所有必需之轉讓手續，賣方須每日支付一筆相當於任何買方已付金額之0.05%之金額，最多15日。於第15日結束時，買方將有權發出書面通知終止買賣協議。於收取該通知5日內，賣方須償還買方墊付之所有金額（不計利息），並將1908定金雙倍奉還。	– 倘買方違約，買方須每日支付一筆相當於代價之任何未付餘額或任何額外費用之金額之0.05%，最多15日。於第15日結束時，倘買方仍然違約，賣方將有權以書面形式通知買方終止買賣協議，而定金將被沒收。 – 倘賣方未能及時完成所有必需之轉讓手續，賣方須每日支付一筆相當於任何買方已付金額之0.05%之金額，最多15日。於第15日結束時，買方將有權發出書面通知終止買賣協議。於收取該通知5日內，賣方須償還買方墊付之所有金額（不計利息），並將1909定金雙倍奉還。	– 倘買方違約，買方須每日支付一筆相當於代價之任何未付餘額或任何額外費用之金額之0.05%，最多15日。於第15日結束時，倘買方仍然違約，賣方將有權以書面形式通知買方終止買賣協議，而定金將被沒收。 – 倘賣方未能及時完成所有必需之轉讓手續，賣方須每日支付一筆相當於任何買方已付金額之0.05%之金額，最多15日。於第15日結束時，買方將有權發出書面通知終止買賣協議。於收取該通知5日內，賣方須償還買方墊付之所有金額（不計利息），並將1910定金雙倍奉還。

該等物業

議。於收取該通知5日內，賣方須償還買方墊付之所有金額(不計利息)，並將1908定金雙倍奉還。	賣協議。於收取該通知5日內，賣方須償還買方墊付之所有金額(不計利息)，並將1909定金雙倍奉還。	內：賣方須償還買方墊付之所有金額(不計利息)，並將1910定金雙倍奉還。

該等物業

該等物業分別位於1908室、1909室及1910室。該等物業各自之擁有人為該等物業之土地使用權持有人，使用權由一九九三年十二月二日起計，為期50年。

該等物業於一九九四年獲本集團收購作投資用途，並可自由轉讓及作商業用途，目前由租戶佔用作辦公室，直至二零零五年七月十九日為止。於扣除所有相關開支後，二零零四年該等物業之租金收入淨額為490,096港元。

於截至二零零五年十二月三十一日止年度，出售事項將產生賬面虧損約3,046,038港元。

出售事項之理由及所得款項用途

本集團主要從事空調及冷凍產品、視聽器材、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品之進口、市場推廣及分銷業務。

該等物業之代價乃經訂約方按公平磋商後釐定，並計及該等物業之賬面值以及北京之物業市況。經考慮買方出價後，董事會認為此乃變賣該等物業以更有效運用本公司資產之好機會，且能有助減低本公司之資產負債水平及利息支出。變賣所得款項將用作本集團之一般營運資金。

出售事項之總代價為人民幣10,000,000元(相當於約9,433,962港元)，而該等物業於二零零四年十二月三十一日之經審核賬面總值為12,480,000港元，出售事項將產生合共約3,046,038港元之虧損。

考慮到上述因素，董事認為出售事項之條款為公平合理，並符合本公司及其股東之整體利益。

一般事項

根據上市規則第14.22條，買賣協議項下之出售事項乃合併視作一項交易。根據上市規則第14.08條，買賣協議項下擬進行之交易構成一項須予披露交易。一份載有出售事項詳情之通函將於本公佈日期起計21日內寄發予本公司股東。

據董事作出一切合理查詢後所知、所悉及所信，每一買方均為獨立第三方。

釋義

於本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人士」	指	具上市規則所賦予之涵義；
「董事會」	指	董事會；
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市；
「董事」	指	本公司董事；
「出售事項」	指	賣方根據買賣協議向買方出售該等物業之權益；
「本集團」	指	本公司及其附屬公司，而本集團成員公司會按此詮釋；
「港元」	指	港元，香港法定貨幣；
「香港」	指	中國香港特別行政區；
「獨立第三方」	指	與本公司及其附屬公司之董事、主要行政人員及主要股東以及彼等各自之聯繫人士概無關連之獨立第三方；
「上市規則」	指	聯交所證券上市規則；
「中國」	指	中華人民共和國，就本公佈而言，不包括香港、澳門及台灣；
「該等物業」	指	包括1908室、1909室及1910室之三項物業，各為「物業」；
「買方」	指	六名人士，各為獨立第三方，為租戶之合夥人；
「人民幣」	指	人民幣，中國之法定貨幣；
「買賣協議」	指	賣方及買方於二零零五年七月十三日簽訂之三項買賣協議，詳情載列於本公佈「出售事項 — 買賣協議」一段，而每一份協議亦稱「買賣協議」；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股東」	指	股份之持有人；
「平方米」	指	平方米；
「聯交所」	指	香港聯合交易所有限公司；
「租戶」	指	頤合律師事務所，根據於二零零二年七月十九日訂立之租務協議為該等物業之租戶；
「1908室」	指	位於中國北京東城區建國門內大街7號光華長安大廈1908室之商業物業，目前由租戶佔用；
「1909室」	指	位於中國北京東城區建國門內大街7號光華長安大廈1909室之商業物業，目前由租戶佔用；及
「1910室」	指	位於中國北京東城區建國門內大街7號光華長安大廈1910室之商業物業，目前由租戶佔用。

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志冲先生、李文彬先生及汪滌東先生；非執行董事為余金霞女士；獨立非執行董事為陳文生先生、李卓民先生及陳德興先生。

於本公佈中，人民幣1.06元被視作相當於1.00港元。此換算率僅為闡釋用途，換算不被解釋為有關數額已經、曾可或可能按上述或任何其他匯率換算之一項聲明。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零五年七月十五日

* *謹供識別*

#82-3990

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

ANNOUNCEMENT
INCREASE IN PRICE AND TRADING VOLUME

The Board notes the increase in the price and trading volume of the shares of the Company today and wishes to state that it is not aware of the reason for such increase except that the Company is in negotiation of a proposed issue of convertible securities with an Independent Third Party.

As the negotiation is still on-going and no agreement has been reached between the parties, the Proposal may or may not be consummated. Shareholders and investors shall exercise caution in dealing in the shares of the Company.

This statement is made at the request ofThe Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of directors (the "Board") of WO KEE HONG (HOLDINGS) LIMITED notes that increase in the price and trading volume of the shares of the Company today and wishes to state that it is not aware of the reason for such increase.

The Board also confirmed that except that the Company is in negotiation of a proposed issue of convertible securities with a third party (the "Independent Third Party") which is independent of and not connected with the Company, the directors, chief executives and substantial shareholders of the Company and its subsidiaries and their respective associates (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) (the "Proposal"), there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

As the negotiation is still on-going and no agreement has been reached between the parties, the Proposal may or may not be consummated. Shareholders and investors shall exercise caution in dealing in the shares of the Company.

This announcement is made at the order of the Board, the directors of the Company individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this announcement, the Board consists of Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG, all of whom are executive directors; Ms. Kam Har YUE, who is a non-executive director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, Mr. Kenji Tak Hing CHAN, all of whom are independent non-executive directors.

By Order of the Board of
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 15 August 2005

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)
(股份編號：720)

公佈
股價及成交量上升

董事會知悉今天本公司之股份價格及成交量上升，茲聲明除本公司正與一獨立第三方就擬發行可換股證券進行磋商外，本公司並不知悉導致價格及成交量上升之原因。

由於磋商仍然進行中，而雙方尚未達成協議，因此該建議可能會亦可能不會完成。股東及投資者在買賣本公司股份時務請謹慎行事。

本聲明乃應香港聯合交易所有限公司(「聯交所」)之要求而發出。

和記行(集團)有限公司董事會(「董事會」)知悉今天本公司之股份價格及成交量上升，茲聲明本公司並不知悉導致價格及成交量上升之原因。

董事會同時確認，除本公司正與一獨立於本公司、本公司及其附屬公司之董事、主要行政人員及主要股東及彼等各自之聯繫人士(定義見聯交所證券上市規則(上市規則))並與彼等概無關連之第三方(「獨立第三方」)就擬發行可換股證券(「該建議」)進行磋商外，目前並無任何有關計劃收購或變賣之磋商或協議為根據上市規則第13.23條而須予披露；董事會亦不知悉有任何足以或可能影響價格之事宜為根據上市規則第13.09條所規定之一般責任而須予披露。

由於磋商仍然進行中，而雙方尚未達成協議，因此該建議可能會亦可能不會完成。股東及投資者在買賣本公司股份時務請謹慎行事。

本公佈乃承董事會之命而作出，本公司各董事願就本聲明之準確性承擔個別及共同之責任。

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志冲先生、李文彬先生及汪滌東先生；非執行董事余金霞女士；獨立非執行董事陳文生先生、李卓民先生及陳德興先生。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零五年八月十五日

* *謹供識別*

#82-3990

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 720)

PROPOSED ISSUE OF CONVERTIBLE NOTE

Financial adviser to Wo Kee Hong (Holdings) Limited

ACCESS CAPITAL

On 18 August 2005, the Company entered into the Subscription Agreement with Hanny, in relation to the subscription of a 7.25% coupon convertible note due 2008 of the Company by Hanny in the principal amount of HK$30 million.

To the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, the Subscriber is independent of and not a connected person (as defined in the Listing Rules) of the Company.

Upon full conversion of the Convertible Note at the initial Conversion Price of HK$0.10 per Share, 300,000,000 Conversion Shares will be issued and represent approximately 13.54% of the existing issued share capital of the Company as at the date of this announcement and approximately 11.92% of the issued share capital of the Company as enlarged by the Conversion Shares.

The net proceeds from the issue of the Convertible Note will be approximately HK$28 million which will be used by the Company as additional general working capital.

The 300,000,000 Conversion Shares are to be issued and allotted pursuant to the general mandate granted to the Directors at the annual general meeting of the Company held on 15 June 2005. An application will be made by the Company for the listing of, and permission to deal in, the 300,000,000 Conversion Shares which may fall to be issued as a result of the exercise of the conversion rights attached to the Convertible Note.

INTRODUCTION

On 18 August 2005, the Company entered into the Subscription Agreement with Hanny, in relation to the subscription of a 7.25% coupon convertible note due 2008 of the Company by Hanny in the principal amount of HK$30 million.

THE SUBSCRIPTION AGREEMENT DATED 18 AUGUST 2005

2.1 Parties

(i) the Company, the issuer of the Convertible Note, and

(ii) Hanny, the Subscriber

To the best of the knowledge, information and belief of the Directors and having made all reasonable enquiries, the Subscriber is independent of and not a connected person (as defined in the Listing Rules) of the Company.

2.2 Conditions of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon, among others, the fulfilment of the following conditions:

(i) the Listing Committee of the Stock Exchange having granted (either unconditionally or subject only to conditions to which the Company and Hanny do not reasonably object) listing of and permission to deal in the Conversion Shares, and

(ii) the Stock Exchange having approved (either unconditionally or subject only to conditions to which the Company and Hanny do not reasonably object) the issue of the Convertible Note, or the Company not having received any objection from the Stock Exchange to the issue of the Convertible Note.

If the conditions have not been satisfied within 60 days from the date of the Subscription Agreement (or such later date as the Company and the Subscriber may agree), the Subscription Agreement shall be terminated and the respective obligations of the parties thereto under the Subscription Agreement shall forthwith cease and terminate.

2.3 Completion

Completion is to take place on the third business day next following the date upon on which the conditions stated in the section headed "Conditions of the Subscription Agreement" last in time to be fulfilled, or such other dates as the Company and the Subscriber may agree in writing.

THE CONVERTIBLE NOTE

3.1 Principal terms

Principal amount	HK$30 million
Initial Conversion Price:	HK$0.10 per Share, subject to adjustments in certain events including, among other things, share consolidation, share subdivision, capitalisation issue, capital distribution and rights issue.
Interest rate:	7.25% per annum and payable on a semi-annual basis.
Maturity:	The day immediately preceding the third anniversary of the date of issue of the Convertible Note. Outstanding principal amount of the Convertible Note will be repaid on maturity.
Transferability:	The Convertible Note may not be transferred by the holder, without the prior written consent of the Company, provided that no such consent is required in respect of a transfer by the holder to a transferee which is its direct or indirect subsidiary or affiliated company (as defined in the Listing Rules) or holding company or a subsidiary or affiliated company of the holding company (whether direct or indirect) of such holder.
Conversion period	Holder of the Convertible Note shall have the right to convert, on any business day commencing from the date of issue of the Convertible Note up to and excluding the commencement of the 7 calendar-day period ending on (and including) the Maturity Date, the whole or any part (in integral multiple of HK$500,000) of the principal amount of the Convertible Note into Conversion Shares at the then prevailing Conversion Price.
Voting:	Holder of the Convertible Note will not be entitled to receive notice of, attend or vote at any meeting of the Company by reason only of it being the holder of the Convertible Note.
Listing	No application will be made for the listing of the Convertible Note on the Stock Exchange or any other stock exchange.
	An application will be made by the Company for the listing of, and permission to deal in, the Conversion Shares, (which based on the full conversion of the Convertible Note at the initial Conversion Price, comprises 300,000,000 Shares) which may fall to be issued as a result of the exercise of the conversion rights attached to the Convertible Note.
Ranking	The Convertible Note will rank pari passu with all other present and future secured and unsubordinated obligations of the Company.
	The Conversion Shares to be issued as a result of the exercise of the conversion rights attached to the Convertible Note will rank pari passu with all other Shares in issue at the date of allotment of the Conversion Shares.
Alteration	Any alteration of the terms of the Convertible Note shall be subject to the approval of the Stock Exchange except that such alteration takes effect automatically under the terms and conditions of the Convertible Note.

3.2 Board representation

If during the period from the first conversion date in respect of the Convertible Note and for so long as the Subscriber, its wholly-owned subsidiaries, its holding company or wholly-owned subsidiaries of its holding company is a beneficial owner of not less than 5,000,000 Shares (including shares in the Company which results from any sub-division, consolidation, reduction or otherwise), the Subscriber may by written notice require the appointment to the Board of one person as a non-executive Director. The Company shall cause that person to be appointed as its non-executive Director within 14 business days on receipt of such notice provided that the Subscriber shall inform the Company within 3 business days after the Subscriber, its wholly-owned subsidiaries, its holding company or wholly-owned subsidiaries of its holding company ceases to hold at least 5,000,000 Shares (including shares in the Company which results from any sub-division, consolidation, reduction or otherwise) and shall procure the non-executive Director nominated by the Subscriber to resign immediately.

3.3 Conversion Shares

As at the date of this announcement, none of Hanny or its ultimate beneficial owners or its respective subsidiaries and connected persons (as defined in the Listing Rules) is interested in any Shares. Upon full conversion of the Convertible Note at the initial Conversion Price, Hanny will be interested in a total of 300,000,000 Conversion Shares.

The 300,000,000 Conversion Shares represent approximately 13.54% of the existing issued share capital of the Company as at the date of this announcement and approximately 11.92% of the issued share capital of the Company as enlarged by the Conversion Shares.

The 300,000,000 Conversion Shares are to be issued and allotted pursuant to the general mandate granted to the Directors at the annual general meeting of the Company held on 15 June 2005.

3.4 Conversion Price

The initial Conversion Price of HK$0.10 per Share was arrived at after arm's length negotiation between the Company and Hanny.

The initial Conversion Price of HK$0.10 per Share represents:

(i) a premium of approximately 49.25% to the closing price per Share of HK$0.067 on 18 August 2005 (the date of this announcement);

(ii) a premium of approximately 53.85% to the 5 days average closing price per Share of HK$0.065 up to and including 18 August 2005;

(iii) a premium of approximately 69.49% to the 10 days average closing price per Share of HK$0.059 up to and including 18 August 2005;

(iv) a premium of approximately 88.68% to the 30 days average closing price per Share of HK$0.053 up to and including 18 August 2005, and

(v) a discount of 15.97% to the audited consolidated net asset value per Share of HK$0.119 (based on the audited consolidated net asset value of HK$263,319,000 as at 31 December 2004 – the latest published audited figures, and 2,216,154,331 Shares in issue as at 31 December 2004).

Although the initial Conversion Price of HK$0.10 per Share represents a substantial premium to the closing price per Share, it is equivalent to the par value of the Shares. Accordingly, the initial Conversion Price, is at the moment, the lowest price at which the Conversion Shares may lawfully be issued.

SHAREHOLDING STRUCTURE OF THE COMPANY

Set out below is a table summarised showing (i) the existing shareholding structure of the Company as at the date of this announcement, and (ii) the Company's shareholding structure upon full conversion of the Convertible Note at the initial Conversion Price.

	As at the date of this announcement		Immediately after full conversion of the Convertible Note	
Name of Shareholder	Number of Shares held	% of issued share capital of the Company	Number of Shares held	% of issued share capital of the Company
Modern Orbit Limited *(Note 1)*	1,171,335,706	52.85	1,171,335,706	46.56
Mr Richard Man Fai LEE *(Note 2)*	40,303,120	1.82	40,303,120	1.60
Mr Jeff Man Bun LEE *(Note 3)*	19,176,190	0.87	19,176,190	0.76
Ms. Kam Har YUE	52,097,162	2.35	52,097,162	2.07
Mr Sammy Chi Chung SUEN	471,900	0.02	471,900	0.02
Mr Raymond Cho Min LEE *(Note 4)*	19,202,000	0.87	19,202,000	0.76
Sub total	1,302,586,078	58.78	1,302,586,078	51.77
Public Shareholders	913,568,253	41.22	913,568,253	36.31
The Subscriber	0	0.00	300,000,000	11.92
Total	2,216,154,331	100.00	2,516,154,331	100.00

Notes:

1. The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly-owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.
2. Out of the 40,303,120 Shares, 6,738,732 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.
3. Out of the 19,176,190 Shares, 14,457,190 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly-owned by Mr. Jeff Man Bun LEE.
4. The 19,202,000 Shares are owned by ODE Asia Limited, 100% owned by M W Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.
5. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

5. INFORMATION OF THE GROUP

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories and other electronic and electrical products.

Set out below are the audited final results of the Group for the two years ended 31 December 2004.

	Year ended 31 December 2004 *HK$'000*	2003 *HK$'000*
Turnover	618,618	553,232
Profit/(loss) from operations	2,109	(49,377)
Loss before tax	(28,601)	(82,632)
Profit/(loss) attributable to Shareholders for the year	1,722	(84,752)
Earnings/(loss) per Share	0.08 cents	(6.35) cents

6. INFORMATION ON HANNY

Hanny is a company listed on the Main Board of the Stock Exchange with a market capitalisation of over HK$737.97 million (based on the closing price on the date of this announcement).

The Hanny Group is principally engaged in the trading of computer related products, consumer electronic products which comprise the manufacturing, distribution and marketing of data storage media (primarily floppy disks, CD-R, CD-RW and DVD), the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidisks, household electronic products and telecommunication accessories, securities trading and properties trading. The Hanny Group also made strategic investments in information technology, supply of household consumer products and other businesses. Hanny is itself an investment holding company.

7. REASONS FOR THE ISSUE OF COVERTIBLE NOTE AND INTENDED USE OF PROCEEDS

With the gradual recovery of the economy in Hong Kong, the financial result of the Group has improved and returned to profitability for the year ended 31 December 2004. In the current environment of increasing interest rate, the Directors believe that it is essential and beneficial for the Company to secure additional funds for the expansion of its trading business as and when opportunities arise.

As mentioned above, Hanny is involved in the distribution and marketing of household electronic products. The Company believes that with Hanny as a holder of the Convertible Note or a shareholder when they exercise the conversion rights attached to the Convertible Note, it will enhance the potential collaboration among the two groups in this area of the trading business in the future.

The Company intends to apply the net proceeds from the issue of the Convertible Note, estimated to be approximately HK$28 million after deducting expenses (relates to the professional fees and miscellaneous expenses arise from the issue of the Convertible Note) as additional general working capital of the Company.

Over the past 12 months, the Company has not carried out any equity fund raising exercises.

The Directors are of the view that the terms of the Convertible Note are fair and reasonable and the issue of the Convertible Note is in the interests of the Company and the Shareholders as a whole.

8. SHARE CONSOLIDATION

As the market price of the Shares approaches the extremities of HK$0.01, at the request of the Stock Exchange and pursuant to Rule 13.64 of the Listing Rules, the Company will convene a special general meeting of Shareholders within six months from the date of this announcement for the purpose of considering and approving a consolidation of the Shares if it is decided to proceed with the implementation of the consolidation proposal. Further announcement will be made by the Company if it is decided to proceed with the implementation of the consolidation proposal.

9. GENERAL

Access Capital has been retained as financial adviser to the Company in relation to the issue of Convertible Note.

10. DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Access Capital"	Access Capital Limited, the financial adviser to the Company. It is a licensed corporation under the SFO and engaged in types 1, 4, 6 and 9 regulated activities
"associate"	has the same meaning as ascribed thereto in the Listing Rules
"Board"	the board of Directors
"Company"	Wo Kee Hong (Holdings) Limited, a company incorporated in Bermuda with limited liability and its issued Shares are listed on the Main Board of the Stock Exchange
"Completion"	completion for the Subscription Agreement
"Convertible Note"	the 7.25% coupon convertible note due 2008 in the principal amount of HK$30 million proposed to be issued by the Company pursuant to the Subscription Agreement
"Conversion Price"	the initial price of HK$0.10 per Share, subject to adjustments
"Conversion Shares"	the new Shares to be allotted and issued upon exercise of the conversion rights attached to the Convertible Note
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hanny" or the "Subscriber"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability and its shares are listed on the Main Board of the Stock Exchange, the subscriber of the Convertible Note
"Hanny Group"	Hanny and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Main Board"	the stock market operated by the Stock Exchange prior to the establishment of Growth Enterprise Market and which stock market continues to be operated by the Stock Exchange in parallel with Growth Enterprise Market. For the avoidance of doubt, the Main Board excludes Growth Enterprise Market
"Maturity Date"	the maturity date of the Convertible Note, being the date immediately preceding the third anniversary of the date of issue of the Convertible Note
"SFO"	the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Agreement"	the conditional agreement dated 18 August 2005 entered into between the Company and the Subscriber in relation to the subscription of the Convertible Note
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent

By order of the board of
Wo Kee Hong (Holdings) Limited
Richard Man Fai LEE
Executive Chairman & Chief Executive Officer

Hong Kong, 18 August 2005

At the date of this announcement, the Board comprises Mr Wing Sum LEE, Mr Richard Man Fai LEE, Mr Sammy Chi Chung SUEN, Mr Jeff Man Bun LEE, Mr Tak Tung WONG, all of whom are executive Directors; Ms Kam Har YUE, who is a non-executive Director; Mr Boon Seng TAN, Mr Raymond Cho Min LEE, Mr Keng Tak Hing CHAN all of whom are independent non-executive Directors.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)
(股份編號：720)

建議發行可兌換票據

和記行(集團)有限公司之財務顧問

ACCESS CAPITAL
卓怡融資有限公司

二零零五年八月十八日，本公司與錦興訂立認購協議，由錦興認購本公司所發行於二零零八年到期票息7.25%之可兌換票據，本金額為30,000,000港元。

據董事所知、所悉及所信，並經作出一切合理查詢後，認購方乃獨立於本公司、且並非本公司之關連人士(定義見上市規則)。

於按初步兌換價每股0.10港元全數兌換可兌換票據後，將予發行300,000,000股兌換股份，佔於本公佈日期本公司之現有已發行股本約13.54%，以及佔經兌換股份擴大後本公司之已發行股本約11.92%。

發行可兌換票據所得款項淨額將約為28,000,000港元，本公司將動用作額外一般營運資金。

該等300,000,000股兌換股份將根據本公司於二零零五年六月十五日舉行之股東週年大會上授予董事之一般授權發行及配發。本公司將提出申請，以批准因行使可兌換票據所附帶之兌換權而將予發行之300,000,000股兌換股份上市及買賣。

1. 緒言

二零零五年八月十八日，本公司與錦興訂立認購協議，由錦興認購本公司所發行於二零零八年到期票息7.25%之可兌換票據，本金額為30,000,000港元。

2. 二零零五年八月十八日之認購協議

2.1 訂約各方

(i) 本公司，為可兌換票據之發行人；及

(ii) 錦興，為認購方。

據董事所知、所悉及所信，並經作出一切合理查詢後，認購方乃獨立於本公司，且並非本公司之關連人士(定義見上市規則)。

2.2 認購協議之條件

認購協議須待(其中包括)履行下列條件後方告完成：

(i) 聯交所上市委員會批准(不論屬無條件或僅受本公司及錦興在合理情況下不予反對之條件所限)兌換股份上市及買賣；及

(ii) 聯交所批准(不論屬無條件或僅受本公司及錦興在合理情況下不予反對之條件所限)發行可兌換票據，或本公司並無接獲聯交所對發行可兌換票據之任何反對。

倘該等條件於認購協議日期起計60天內(或本公司與認購方可能協定之其他較後日期)未能達成，則認購協議將告終止，而訂約各方在認購協議項下之相關責任即告終止。

2.3 完成

認購協議將在「認購協議之條件」一節所載列之條件最後獲履行之日後第三個營業日或本公司與認購方可能以書面協定之其他日期完成。

3. 可兌換票據

3.1 主要條款

本金額：	30,000,000港元。
初步兌換價：	每股0.10港元，於若干情況下可予調整，包括(其中包括)股份合併、股份拆細、資本化發行、資本分派及供股。
利息：	每年7.25%，每半年支付一次。
到期日：	緊接發行可兌換票據日期第三週年之前一天。可兌換票據之尚未償還本金額將於到期日償還。
可轉讓性：	在未經本公司事先書面同意下，持有人不可轉讓可兌換票據，惟承讓人如屬該名持有人之直接或間接附屬公司或聯屬公司(定義見上市規則)或控股公司或該名持有人之控股公司之附屬公司或聯屬公司(不論直接或間接)，則持有人所作轉讓毋須取得該項同意。
兌換期：	可兌換票據持有人有權於發行可兌換票據日期起計直至到期日(包括該日)之前7個曆日止期間(不包括開始之日)之任何營業日按當時之兌換價兌換可兌換票據本金額之全部或任何部份(以500,000港元之整倍數為單位)。

附註：

1. 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust 99%之單位由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文暉先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%之單位由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文暉先生及李文彬先生擁有。

2. 該等40,303,120股股份當中，6,738,732股乃由李文暉先生之配偶何秀月女士擁有。

3. 該等19,176,190股股份當中，14,457,190股乃由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 該等19,202,000股股份由M.W. Lee & Sons Enterprises Limited全資擁有之ODE Asia Limited所擁有，而M.W. Lee & Sons Enterprises Limited由李卓民先生控制。

5. 於股份中之全部權益均為長倉。董事概無於股份中持有任何短倉。

5. 有關本集團之資料

本集團主要從事空調及冷凍產品、視聽器材、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品之進口、市場推廣及分銷業務。

下表載列本集團截至二零零四年十二月三十一日止兩個年度之經審核終期業績：

	截至十二月三十一日止年度	
	二零零四年	二零零三年
	千港元	*千港元*
營業額	618,618	553,232
經營盈利／(虧損)	2,109	(49,377)
除稅前虧損	(28,601)	(82,632)
本年度股東應佔盈利／(虧損)	1,722	(84,752)
每股盈利／(虧損)	0.08仙	(6.35)仙

6. 有關錦興之資料

錦興乃一間於聯交所主板上市之公司，其市值超過737,970,000港元(根據本公佈日期之收市價)。

錦興集團主要從事買賣電腦相關產品、消費電子產品，其中包括生產、分銷及推廣數據儲存媒體(主要為電腦磁碟、一次收錄光碟、可重寫光碟及DVD)、分銷及推廣電腦配件與儲存媒體驅動器、掃瞄器、錄音帶與錄影帶、微型唱碟、家庭電子產品及電訊配件、證券買賣及物業買賣。錦興集團亦於資訊科技、家用消費產品供應及其他業務上作策略性投資。錦興本身則為投資控股公司。

7. 發行可兌換票據之理由及所得款項擬定用途

#82-3990

i牌續期啓事
i海鮮酒家
₹其地址爲九龍吳松街
酒牌局申請位於九龍油
: 64號幸福商業大廈地
的酒牌續期。凡反對是
此公告登報之日起十四
及申明理由之反對書，
基隆街 333 號北河街市
牌局秘書收。
月 4 日

ON FOR RENEWAL
JOR LICENCE
FOOD RESTAURANT

given that Mr. Wong Hon 66, Woo Sung Street, on is applying to the Board for renewal of the respect of Kam Shan Sea at G/F., Gofuku Tower, ung Street, Yaumatei, person who knows any renewal should not be nd a written and signed facts to the Secretary, Board, 4/F, Pei Ho Street s Building, 333 Ki Lung o, Kowloon within 14 of this notice."
2006

酒牌續期啓事
IN'S PUB
其地址爲元朗錦繡花園
現向酒牌局申請位於九
園 10–12 號地下 2 號舖
酒牌續期，附加批註事
對是項申請者，請於此

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BEST AVAILABLE COPY

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

DISCLOSEABLE TRANSACTION
DISPOSAL OF EQUITY INTEREST IN A JOINT VENTURE ESTABLISHED IN THE PEOPLE'S REPUBLIC OF CHINA

On 30 December 2005, IMSS, an indirect 89.92%-owned subsidiary of the Company, and Ferrari entered into the Equity Interest Transfer Agreement relating to the transfer of 29% equity interest in the Joint Venture, for a consideration of US$870,000 (equivalent to approximately HK$6.8 million).

Ferrari is the holder of 40% equity interest of the Joint Venture and the supplier of brandname motor vehicles distributed by the Group and one of the five largest suppliers of the Group. Save as disclosed, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Ferrari is an Independent Third Party.

The Transfer constitutes a discloseable transaction for the Company under Rule 14.08 of the Listing Rules. A circular containing details of the Transfer will be dispatched to the shareholders of the Company within 21 days after the date of this announcement.

THE TRANSFER

The Equity Interest Transfer Agreement

On 30 December 2005, IMSS and Ferrari entered into the Equity Interest Transfer Agreement relating to the transfer of 29% equity interest in the Joint Venture.

The principal terms of the Equity Interest Transfer Agreement are as follows:

Parties:

(1) IMSS, an indirect 89.92%-owned subsidiary of the Company, as the seller; and

(2) Ferrari, which is the holder of 40% equity interest of the Joint Venture and the supplier of brandname motor vehicles distributed by the Group and one of the five largest suppliers of the Group. Save as disclosed, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Ferrari is an Independent Third Party, as the purchaser.

Subject matter: 29% equity interest in the Joint Venture.

Consideration: The amount of US$870,000 (equivalent to approximately HK$6.8 million) payable by Ferrari to IMSS upon completion of the Transfer.

Based on the value of the Group's interest in the Joint Venture of HK$3,797,993 as at 30 June 2005, the Group will recognize a gain on disposal of approximately HK$3,129,000 upon completion of the Transfer in the financial year ending 31 December 2006 (assuming the Transfer is completed within that financial year). The proceeds from the Transfer will be applied by the Group to fund the setting up of dealerships in the PRC.

Taking into account the abovementioned factors, the Directors are of the view that the terms of the Transfer are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

GENERAL

The Transfer constitutes a discloseable transaction for the Company under Rule 14.08 of the Listing Rules. A circular containing details of the Transfer will be despatched to shareholders of the Company within 21 days after the date of this announcement.

DEFINITIONS

In this announcement, unless otherwise defined, terms used herein shall have the following meanings:

"Company" WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange;

BEST AVAILABLE COPY

#82-3990

RECEIVED
MAR 22 A 11:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 720)

DISCLOSEABLE TRANSACTION
DISPOSAL OF PROPERTIES IN THE PEOPLE'S REPUBLIC OF CHINA

On 13 July 2005, indirect wholly owned subsidiaries of the Company entered into the Sale & Purchase Agreements with the Purchasers for the Disposal of the Properties for cash consideration of RMB4,520,016 (equivalent to approximately HK$4,264,166), RMB3,527,011 (equivalent to approximately HK$3,327,369) and RMB1,952,973 (equivalent to approximately HK$1,842,427) respectively.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, each of the Purchasers is an Independent Third Party.

The Disposal under the Sale & Purchase Agreements is aggregated as if it is one transaction under Rule 14.22 of the Listing Rules and the aggregation of the transactions contemplated under the Sale & Purchase Agreements constitute a discloseable transaction under Rule 14.08 of the Listing Rules. A circular containing details of the Disposal will be dispatched to the shareholders of the Company within 21 days after the date of this announcement.

THE DISPOSAL

The Sale & Purchase Agreements

On 13 July 2005, indirect wholly owned subsidiaries of the Company, entered into the Sale & Purchase Agreements with the Purchasers to dispose of its interests in the Properties for cash consideration of RMB4,520,016 (equivalent to approximately HK$4,264,166), RMB3,527,011 (equivalent to approximately HK$3,327,369) and RMB1,952,973 (equivalent to approximately HK$1,842,427) respectively.

The following is a summary of the principal terms of the Sale & Purchase Agreements:

Property:	Room 1908	Room 1909	Room 1910
Date:	13 July 2005	13 July 2005	13 July 2005
Vendor:	Advanced Point Limited, an indirect wholly owned subsidiary of the Company	Advanced Honour Limited, an indirect wholly owned subsidiary of the Company	Advanced Seas Limited, an indirect wholly owned subsidiary of the Company
Purchaser:	Six individuals, who are each an Independent Third Party	Six individuals, who are each an Independent Third Party	Six individuals, who are each an Independent Third Party
Consideration:	RMB4,520,016 (equivalent to approximately HK$4,264,166) payable in the following manner: - as to RMB904,003 (equivalent to approximately HK$852,833) as deposit (the "1908 Deposit") payable on the date of the signing of the relevant Sale & Purchase Agreement; - as to RMB1,356,005 (equivalent to approximately HK$1,279,250) payable on the date of the signing of the relevant Sale & Purchase Agreement	RMB3,527,011 (equivalent to approximately HK$3,327,369) payable in the following manner: - as to RMB705,402 (equivalent to approximately HK$665,474) as deposit (the "1909 Deposit") payable on the date of the signing of the relevant Sale & Purchase Agreement; - as to RMB1,058,103 (equivalent to approximately HK$998,210) payable on the date of the signing of the relevant Sale & Purchase Agreement	RMB1,952,973 (equivalent to approximately HK$1,842,427) payable in the following manner: - as to RMB390,595 (equivalent to approximately HK$368,486) as deposit (the "1910 Deposit") payable on the date of the signing of the relevant Sale & Purchase Agreement; - as to RMB585,892 (equivalent to approximately HK$552,728) payable on the date of the signing of the relevant Sale & Purchase Agreement

The Properties were acquired by the Group in 1994 for investment purposes and are freely transferable and can be used for commercial purposes and is currently occupied by the Tenant for use as office space until 19 July 2005. The net rental income of the Properties for the year 2004 was HK$490,096 after deducting all relevant expenses.

The Disposal will result in a book loss of approximately HK$3,046,038 for the year ending 31 December 2005.

REASONS FOR THE DISPOSAL AND USE OF PROCEEDS

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories and other electronic and electrical products.

The consideration for the Properties was arrived at pursuant to arm's length negotiations between the parties having regard to the book value of the Properties as well as the property market in Beijing. Having also considered the price offered by the Purchaser the Board sees this as a good opportunity to realise the Properties so that the Company's assets could be utilised in a more effective way and which would assist in reducing the gearing levels of the Company and reduce interest expenses. The proceeds being realised will be used as general working capital of the Group.

The aggregate consideration for the Disposal is RMB10,000,000 (equivalent to approximately HK$9,433,962) and will realise an aggregate loss of approximately HK$3,046,038 over the aggregate audited book value of the Properties of HK$12,480,000 as at 31 December 2004.

Taking into account the abovementioned factors, the Directors are of the view that the terms of the Disposal are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

GENERAL

The Disposal under the Sale & Purchase Agreements is aggregated as if it is one transaction under Rule 14.22 of the Listing Rules and the aggregation of the transactions contemplated under the Sale & Purchase Agreements constitutes a discloseable transaction under Rule 14.08 of the Listing Rules. A circular containing details of the Disposal will be despatched to shareholders of the Company within 21 days after the date of this announcement.

The Company has confirmed that to the best of the knowledge, information and belief of the Board, having made all reasonable enquiries, each of the Purchasers are Independent Third Parties.

DEFINITIONS

In this announcement, unless otherwise defined, terms used herein shall have the following meanings:

#82-3990

BEST AVAILABLE COPY

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 720)

2005 INTERIM RESULTS (UNAUDITED)

WO KEE HONG (HOLDINGS) LIMITED is a holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of mainland China, Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; motor vehicles and accessories; and other electronic products.

RESULTS

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2005, along with the comparative figures for the corresponding period and selected explanatory notes, as follows:

Condensed Consolidated Income Statement

		Unaudited Six months ended June 30	
	Notes	**2005** *HK$'000*	2004 *HK$'000*
Turnover	3	324,610	278,562
Cost of sales		(261,026)	(214,684)
Gross profit		63,584	63,878
Other operating income		4,487	3,756
Investment income		96	43
Distribution costs		(23,922)	(23,727)
Administrative expenses		(44,110)	(43,471)
Fair value gains on investment properties	7	6,707	–
Gain on settlement of a loan	12	88,178	–
Profit from operations	4	95,020	479
Finance costs		(2,258)	(4,390)
Restructuring costs		–	(1,320)
Share of results of associates		(3,975)	(10,793)
Profit (loss) before taxation		88,787	(16,024)
Income tax (expense) credit	5	(12,426)	12,780
Profit (loss) for the period		76,361	(3,244)
Attributable to:			
Equity holders of the Company		76,378	(2,293)
Minority interests		(17)	(951)
		76,361	(3,244)
Earnings (Loss) per share for profit (loss) attributable to the equity holders of the Company – Basic	6	3.45 cents	(0.10) cents

2. **Changes in accounting policies**

In 2005, the Group adopted the new/revised standards and Interpretations of HKAS and HKFRS below, which are relevant to its operations.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 15	Operating Leases – Incentives
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs, Interpretations and HKFRSs did not result in substantial changes to the Group's accounting policies except those further described below.

In summary:

HKAS 1 has affected the presentation of minority interests, share of net after-tax results of associates and other disclosures.

HKASs 2, 7, 8, 10, 16, 21, 23, 27, 28, 33 and HKAS-Int 15 had no material effect on the Group's policies.

HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. Where the land and building cannot be allocated reliably as at the date of acquisition, the land and building elements will continue to be treated as property, plant and equipment and carried at cost.

The adoption of HKAS 32 "Financial Instruments: Disclosures and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" has resulted in a change in accounting policy relating to the classification of held for trading investments and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in fair value is recognised through income statement.

In the current period, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the period in which they arise. In previous periods, investment properties under the previous Statement of Standard Accounting Practice ("SSAP") No. 13 were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from January 1, 2005 onwards. [illegible] and HKAS 38 "Intangible Assets".

Geographical segments

	Turnover by geographical market Six months ended June 30 2005 HK$'000	2004 HK$'000	Contribution to operating results Six months ended June 30 2005 HK$'000	2004 HK$'000
Hong Kong	260,480	192,511	10,676	(3,519)
Singapore	29,668	26,431	673	(143)
Malaysia	14,260	11,610	721	519
The People's Republic of China	7,198	31,504	(2,229)	239
Macau	12,447	15,608	679	(17)
Others	557	898	111	12
	324,610	278,562	10,631	(2,909)
Other operating income			4,487	3,756
Gain on settlement of a loan			88,178	–
Unallocated corporate expenses			(8,276)	(368)
Profit from operations			95,020	479

4. **Profit from operations**

Profit from operations has been arrived at after charging:

	Six months ended June 30 2005 HK$'000	2004 HK$'000
Depreciation of:		
Owned assets	2,728	3,629
Assets held under finance leases	87	12
Amortisation of goodwill	–	136

5. **Income tax**

	Six months ended June 30 2005 HK$'000	2004 HK$'000
The tax (expense) credit comprises:		
Current tax for the period:		
Hong Kong Profits Tax	–	–
Overseas taxation	(6)	96
	(6)	96
Deferred tax:		
Current period	(12,420)	12,684
Income tax attributable to the Company and its subsidiaries	(12,426)	12,780
Share of income tax attributable to associates	–	–
	(12,426)	12,780

No provision for Hong Kong Profits Tax has been provided for the period ended June 30, 2005 as the Group had tax losses brought forward to set off the estimated assessable profit for the period.

No provision for Hong Kong Profits Tax has been provided for the period ended June 30, 2004 as the Group did not derive any assessable profit.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

6. **Earnings (loss) per share**

The calculation of the basic earnings (loss) per share is based on the profit attributable to shareholders of approximately HK$76,378,000 (2004: loss of approximately HK$2,293,000) and on the weighted average number of 2,216,154,331 (2004: 2,216,154,331) ordinary shares in issue during the period.

No diluted earnings (loss) per share has been presented because the exercise price of the Company's outstanding share options was higher than the average market price for share for both periods.

Operating lease commitments

At June 30, 2005 the Group had commitments under non-cancellable operating leases, which fall due as follows:

	June 30 2005 HK$'000	December 31 2004 HK$'000
Within one year	7,961	5,317
In the second to fifth year inclusive	9,183	3,527
	17,144	8,844

11. **Pledge of assets**

At the balance sheet date, certain of the Group's land and buildings, investment properties and properties held for sale with an aggregate net book value of approximately HK$310.8 million (December 31, 2004: approximately HK$305.7 million); inventories stated at lower of cost or net realisable value amounting HK$2.1 million (December 31, 2004: Nil); deposits in a bank of approximately HK$38,000 (December 31, 2004: approximately HK$1.2 million) and all assets of a subsidiary of approximately HK$19.3 million (December 31, 2004: approximately HK$18.5 million) have been pledged to secure facilities granted by banks and a supplier to the Group.

12. **Gain on settlement of a loan**

On February 24, 2005, the Group and a supplier, Mitsubishi Heavy Industries, Ltd ("MHI"), have entered into a deed of settlement in relation to the settlement of the debt due from the Group to MHI under the loan agreement dated June 28, 2002. In accordance with the deed of settlement, the debt, being the aggregate of the principal plus accrued interest thereon of approximately HK$135.0 million as at December 31, 2004, have been settled in full with the amount of approximately HK$46.8 million, resulting in a gain of approximately HK$88.2 million by the Group. The settlement has been fulfilled by a new long term bank loan borrowed by the Group and the Group's internal resources. Further details of which are set out in the announcement of the Company dated February 24, 2005.

13. **Post balance sheet events**

Subsequent to the balance sheet date, the Group had the following material events:

(a) On July 12, 2005, the Group entered into a termination agreement with LG Electronics Inc. ("LG") and LG Electronics HK Limited ("LG HK") terminating the two distributorship agreements dated January 1, 2004 between the Group and LG with effect from July 1, 2005. Upon termination of the distributorship agreements, the Group will become a non-exclusive wholesaler of LG HK in respect of the LG products in the territory. Further details of which are set out in the announcement of the Company dated July 12, 2005.

(b) On July 13, 2005, the Group entered into the sale & purchase agreements with the purchasers for the disposal of the three properties situated at Room 1908, 1909 and 1910 of Beijing Bright China Chang An Building, No.7 Jianguomennei Da Jie, Doncheng District, Beijing, the PRC, for cash consideration of approximately HK$4.3 million, HK$3.3 million and HK$1.8 million respectively. The aggregate consideration for the disposal is approximately HK$9.4 million and will realise an aggregate loss of approximately HK$3.1 million over the aggregate audited book value of the properties of HK$12.5 million as at December 31, 2004. The consideration for the properties was arrived at pursuant to arm's length negotiations between the parties having regard to the book value of the properties as well as the property market in Beijing. Taking into account the abovementioned factors, the directors are of the view that the terms of the disposal are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole. Further details of which are set out in the announcement of the Company dated July 15, 2005.

(c) On August 18, 2005, the Company entered into a subscription agreement with Hanny Holdings Limited ("HHL"), in relation to the subscription of a 7.25% coupon convertible note due 2008 of the Company by HHL in the principal amount of HK$30 million. Upon full conversion of the convertible note at the initial conversion price of HK$0.10 per share, 300,000,000 conversion shares will be issued and represent approximately 13.54% of the existing issued share capital of the Company as at August 18, 2005 and approximately 11.92% of the issued share capital of the Company as enlarged by the conversion shares. The net proceeds from the issue of the convertible note will be approximately HK$28 million which will be used by the Company as additional general working capital. Further details of which are set out in the announcement of the Company dated August 18, 2005.

INTERIM DIVIDEND

The Directors have resolved not to declare the payment of an interim dividend (2004: nil).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results

For the first six months of 2005 the Group reported a total turnover of HK$324.6 million, a marked increase of HK$46.0 million (+16.5%) over HK$278.6 million of last period. This robust upsurge was mainly attributable to the remarkable sales performance of our Audio-visual and Car divisions as detailed in the business review section below. Against the backdrop of persistent economic recovery in Hong Kong, consumer market of our products continued to be buoyant and prosperous.

Gross profit slightly declined by HK$0.3 million (-0.5%) to HK$63.6 million when compared with last period's HK$63.9 million. To combat the unrelenting price competition in the consumer market we need to adjust strategically our margins in order to maintain and enlarge our market share.

Distribution costs slightly increased by HK$0.2 million or 0.8% while administrative expenses also slightly increased by HK$0.6 million or 1.4%. The fact that the significant growth of HK$46.0 million or 16.5% in turnover had only carried with it a less than proportionate increase in distribution costs and administrative expenses clearly demonstrated effective

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

6. **Earnings (loss) per share**

The calculation of the basic earnings (loss) per share is based on the profit attributable to shareholders of approximately HK$76,378,000 (2004: loss of approximately HK$2,293,000) and on the weighted average number of 2,216,154,331 (2004: 2,216,154,331) ordinary shares in issue during the period.

No diluted earnings (loss) per share has been presented because the exercise price of the Company's outstanding share options was higher than the average market price for share for both periods.

7. **Investment properties**

During the period, the Group had transferred certain of its properties from land and building to investment properties at approximately HK$16,783,000 (during the year ended December 31, 2004: approximately HK$57,202,000).

The investment properties of the Group were revalued as at June 30, 2005 by an independent firm of surveyors on an open market basis. The fair value gains of approximately HK$6,707,000 had been credited to the income statement for the period ended June 30, 2005 (2004: Nil).

8. **Borrowings**

	June 30 2005 *HK$'000*	December 31 2004 *HK$'000*
Bank overdrafts	3,694	2,257
Bank loans	74,703	31,865
	78,397	34,122
Secured	69,862	25,318
Unsecured	8,535	8,804
	78,397	34,122
Secured loan advanced from a supplier	–	130,322
	78,397	164,444

The maturity of the above loans is as follows:

Within one year	60,775	32,820
More than one year, but not exceeding two years	5,857	477
More than two years, but not exceeding five years	11,765	825
More than five years	–	130,322
	78,397	164,444
Less: Amounts due within one year shown under current liabilities	(60,775)	(32,820)
Amounts due after one year	17,622	131,624

9. **Contingent liabilities**

At June 30, 2005, the Group had contingent liabilities of approximately HK$29.9 million (December 31, 2004: approximately HK$29.2 million) arising out of a law suit against a subsidiary of the Company in the People's Republic of China (the "PRC") and of approximately HK$1.3 million (December 31, 2004: approximately HK$1.3 million) in respect of proceedings involving another subsidiary of the Company in India. Regarding the law suit in the PRC, the court has declared and reaffirmed its final ruling against the subsidiary in July 2005 and ruled a total compensation of approximately HK$29.9 million would need to be paid to the plaintiffs. The subsidiary has appealed to the Provincial High Court of Guangdong. As at the date of this report, the appeal is still in progress.

At June 30, 2005, the Group had a contingent liability of approximately HK$999,000 (December 31, 2004: approximately HK$1,000,000) arising out of the grant of option to a connected person. Further details of which are set out in the announcement of the Company dated May 5, 2004.

10. **Commitments**

Capital commitments

Capital commitments as at the balance sheet date are as follows:

	June 30 2005 *HK$'000*	December 31 2004 *HK$'000*
Contracted but not provided for	3,604	–
Authorised but not contracted for	3,400	–

Financial commitments

At June 30, 2005, the Group had outstanding commitment in respect of forward contracts against the Group's exposure in foreign currencies from its operations as follows:

	June 30 2005 *HK$'000*	December 31 2004 *HK$'000*
Sell Hong Kong dollars for Japanese Yen	4,718	11,590
Sell Singapore dollars for Japanese Yen	1,677	2,896

[illegible] performance of our Audio-visual and Car divisions as detailed in the business review section below. Against the backdrop of persistent economic recovery in Hong Kong, consumer market of our products continued to be buoyant and prosperous.

Gross profit slightly declined by HK$0.3 million (-0.5%) to HK$63.6 million when compared with last period's HK$63.9 million. To combat the unrelenting price competition in the consumer market we need to adjust strategically our margins in order to maintain and enlarge our market share.

Distribution costs slightly increased by HK$0.2 million or 0.8% while administrative expenses also slightly increased by HK$0.6 million or 1.4%. The fact that the significant growth of HK$46.0 million or 16.5% in turnover had only carried with it a less-than-proportionate increase in distribution costs and administrative expenses clearly demonstrated effective measure in cost saving across the Group.

The HK$6.7 million "Fair value gains on investment properties" represented the upward fair value changes of the portion of Wo Kee Hong Building that was being put to use as investment properties. For details, please refer to note 7 in this announcement.

Details of the HK$88.2 million "Gain on settlement of a loan" had already been reported as "Events after the balance sheet date" in our 2004 Annual Report. In brief, it was the result of the settlement agreement in relation to a loan due to Mitsubishi Heavy Industries, Ltd.

Finance costs dropped by HK$2.1 million (-47.7%) from last period's HK$4.4 million to HK$2.3 million. This saving reflected the improving status of our cash flow position, which was mainly attributable to the settlement of loan as above-mentioned.

Share of results of associates mainly reflected the share of loss of our associated company in Jiangmen amounting to HK$3.0 million. The perpetual upsurge in the costs of plastic materials and thin steel plate impaired the financial performance of this factory.

The Board is pleased to announce a high profit from operations of the Group at HK$95.0 million in the first six months of 2005, representing a rise of HK$94.5 million against the profit of HK$0.5 million in last period. After deducting finance costs of HK$2.3 million, share of results of associates of HK$3.9 million and the income tax of HK$12.4 million, a profit attributable to equity holders of the Company of HK$76.4 million was reported, resulting in a great step forward in financial performance against last period (loss of HK$2.3 million). This further manifested the fact of a continuous turnaround of the Group to profitability.

Cash flow, liquidity and financial resources

The Group was basically financed by a combination of equity capital base, cash flow generated from operations as well as bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

In the first six months of 2005 cash generated from operations amounted to HK$11.6 million, enabling the Group to repay the bank and other debts and to fund the investing activities to the extent of HK$6.8 million. As a result, net positive cashflow of HK$4.8 million was achieved which helped to further strengthen our cash position, resulting in cash and cash equivalents amounting to HK$18.1 million at June 30, 2005.

The Group had total borrowings at June 30, 2005 amounting to HK$78.4 million (December 31, 2004: HK$164.4 million). As at the end of the period, the Group's gearing ratio stood at 5.3%, based on long term liabilities (excluding deferred tax) of HK$18.0 million and shareholders' equity of HK$340.3 million. The current ratio was 1.0, based on current assets of HK$229.2 million and current liabilities of HK$228.2 million.

At June 30, 2005, debtor collections period was 33 days (December 31, 2004: 31 days) and inventory turnover managed at 54 days (December 31, 2004: 64 days). These two prime indicators reflected the sound stewardship of working capital.

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilize the cost via the pegging of the exchange rates with bankers. At June 30, 2005 the total outstanding foreign exchange contracts with banks amounted to HK$6.4 million (December 31, 2004: HK$14.5 million).

At the balance sheet date, the Group had capital commitments in respect of the setup of a new 3S-centre (Sales, Services and Spare parts) of our Car division contracted but not provided for amounting to HK$3.6 million and authorized but not contracted for amounting to HK$3.4 million. The Group had no capital commitment at December 31, 2004.

At June 30, 2005 the Group had trading facilities amounting to HK$157.6 million (December 31, 2004: HK$128.2 million) of which HK$127.2 million (December 31, 2004: HK$91.8 million) was utilized. Certain of the Group's properties, inventories, bank deposits and all assets of a subsidiary in an aggregate amount of HK$332.2 million (December 31, 2004: HK$325.4 million) were pledged to secure facilities granted by bankers and a supplier to the Group.

At the balance sheet date, the Group had contingent liabilities of approximately HK$32.2 million (December 31, 2004: HK$31.5 million). For details, please refer to note 9 in this announcement.

BUSINESS REVIEW

Air-conditioning products

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning products of five major brands, namely, "MHI" (Mitsubishi Heavy Industries of Japan); "LG" (LG Electronics Inc. of Korea), "GREE" and "TCL" from mainland China and our own "Bodysonic".

Turnover of air-conditioning for the first six months was down by 15.7% over the same period last year at HK$54.6 million (2004: HK$64.8 million). This was partly due to the shifting of the "LG" business from exclusive distributorship to wholesaling effective July 1, 2005; this transaction had impact on the steady supplies of LG products during the transitional period. Moreover, "MHI" ceased production of its range of commercial water-cooled packaged units and caused a decrease in sales. Competition in mainland China was still tough.

The Group was able to maintain a reasonable gross margin level, due to rationalisation of various costs. This business will continue to be managed profitably, by increasing efficiency and focusing on higher margin commercial products. Apart from maintaining the present dealers and contractors channel, we shall continue to develop direct sales and project business.

Audio-visual and other electrical products

The main business consists of marketing and distribution of our own "Rogers" and "Bodysonic" audio-visual products, "Marantz" high-end audio-visual products of Japan, "Alpine" car electronics of Japan and "LG" electrical appliances of Korea.

As the economy in the major markets in Hong Kong, Singapore and Malaysia continued to improve, driven by our successful products and marketing developments, we achieved excellent growth of 86.1% in the first half over the same period of last year at HK$116.1 million (2004: HK$ 62.4 million).

The development of our own "Rogers" brand from the United Kingdom was especially successful with the launch of new LCD TV, MP3 and DVD-RW players; and a new range of quality speaker systems. The 30-inch LCD TV of "Rogers" was ranked the "best seller" in Hong Kong for January 2005. "Rogers" also participated in the Consumer Electronics Show in Las Vegas in January this year with very good responses. The brand continued to add new international markets in its export drive.

The sales of "LG" home appliances for the first six months were about the same level as compared with the same period last year. However, due to the change of exclusive distributorship to wholesaling with effect from July 1, 2005, such products will contribute less margins to this business segment in the second half of the year. We are actively looking for potential replacement products and are confident that we can reduce the impact of the change in distributorship to minimal.

The car electronics of "Alpine" made good sales and profit growth in Singapore and Malaysia in OEM business.

Strong growth in the audio-visual segment is expected with continuous expansion of the "Rogers" and "Alpine" business, improvement in profit margin, development of more international markets, new product launches and increasing operational efficiency.

Direct marketing

The business is the operation under "Mega Warehouse" branded outlets in Hong Kong market. Sales to customers for the six months 2005 were much lower than same period last year. In view of the intensive competition of the retail market, the operation of Mega Warehouse was scaled down substantially in the first half of 2005. New strategies are being formulated to reposition the direct marketing business in a profitable manner.

Cars and car accessories

The business consists mainly of the import, distribution and after-sale service of Italian "Ferrari" and "Maserati" cars and spare parts in Hong Kong and Macau.

Sales in this category increased by 25.6% to HK$152.1 million (2004: HK$121.1 million) caused by strong "Maserati" growth in Hong Kong. Workshop service income also increased substantially and contributed nicely to operating profit. Since September last year, the selling of cars to mainland China was transferred to the equity joint-venture, Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd; so left-hand drive (LHD) car sales to China was phased out during the period.

During the period, the new "Ferrari" 8-cylinder sports car, F430, was introduced and we received the highest record of orders for a new model. Delivery of the F430 started in July and would generate high growth in sales and profit in the second half.

It is expected very strong performance would be achieved by this segment as we would start to deliver to the customers F430s that they had ordered and growing popularity of "Maserati" Quattroporte and GranSport.

A new 3S-centre on the Hong Kong Island will be inaugurated in October, so in addition to our two other service workshops on the Kowloon side, we would provide even a higher level of technical services to our customers. There would also be a new exclusive "Maserati" showroom to be opened in October to further strengthen the promotion of "Maserati" cars.

HUMAN RESOURCES

As of June 30, 2005, the total number of employees of the Group, excluding associates, was 281 (2004: 343), a substantial reduction of 18%, reflecting the curtailment from direct marketing and our continuous effort to staff cost reduction and productivity increase. As the Group's business is on a healthy upward trend, the management is committed to motivating and training our staff to be even more competitive, and providing opportunities for career development.

PROSPECTS

Healthy economic growth in our key markets will continue into the second half year and 2006. We expect particularly strong performance to be achieved by the car business, with the extreme popularity of the new models and incoming shipments for deliveries to our customers.

The air-conditioning business is steady and profitable and further cultivation of our already good network will bring in more business opportunities.

Strong growth of our own "Rogers" brand of audio-visual products is planned and it will be increasingly important in profit contribution. We also plan for development of "Bodysonic", the other brand owned by us, in new life style products.

In the direction of securing more luxurious brands for distribution, a new subsidiary was set up to act as the exclusive distributor for "Ferretti" luxurious motor yachts in Southern China, covering the provinces of Guangdong, Fujian, Hainan and Guangxi. Luxurious motor yachts business will be an interesting business line to expect good growth in Southern China. We shall continue to secure more luxurious brands for distribution to attain better profit margins.

Income from our property investments is expected to improve as the property market gradually recovers.

The management is confident that all our major business segments will be profitable for the year and expect a trend of profit and sales growth to sustain.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six months ended June 30, 2005, the Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") during the six months ended June 30, 2005 except in relation to the separation of the role of chairman and chief executive officer and rotation of directors under the code provisions A.2.1 and A.4.2 respectively.

Under the code provisions A.2.1 and A.4.2 of the Listing Rules, (a) the roles of chairman and chief executive officer should be separate and should not be performed by the same individual, and (b) every director should be subject to retirement by rotation at least once every three years.

According to the Wo Kee Hong (Holdings) Limited Company Act, 1991 (the "Act"), no Director holding the office of chairman or managing director shall be subject to retirement by rotation as provided in the Bye-Laws of the Company. As the Company is bound by the provisions of the Act at this time, the Bye-Laws of the Company cannot be amended to fully reflect the requirements of the Code on Corporate Governance Practices. The Board has sought legal advice on the change of the Act or other possible steps to address the issue.

The Board will review its current corporate governance practices and propose any amendment, if necessary, to ensure compliance with the Code on Corporate Practices as set out in the Listing Rules.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS (THE "MODEL CODE")

The Company has adopted a code of conduct for transactions in the Company's securities by the Directors that complies with the Model Code as set out in Appendix 10 of the Listing Rules. Followed specific enquiry by the Company, all Directors have confirmed that they have complied with the required standards as set out in the Model Code throughout the six months ended June 30, 2005.

AUDIT COMMITTEE

The Company sets up an Audit Committee comprising Mr. Raymond Cho Min LEE (Chairman), Mr. Boon Seng TAN and Mr. Kenji Tak Hing CHAN, all of whom are Independent Non-executive Directors of the Company. In establishing the terms of reference for this Committee, the Directors have had regard to "A Guide for Effective Audit Committee" issued by the Hong Kong Society of Accountants (now known as the Hong Kong Institute of Certified Public Accountants) in February 2002 and the Code on Corporate Governance Practices.

The Audit Committee of the Company has reviewed the interim results, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong.

The interim results has been reviewed by the Audit Committee and HLB Hodgson Impey Cheng, auditors of the Company.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, September 22, 2005

As at the date of this announcement, the Board comprises of Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE and Mr. Tik Tung WONG, all of whom are Executive Directors, Ms. Kam Har YUE, who is a Non-executive Director, Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Kenji Tak Hing CHAN, all of whom are Independent Non-executive Directors.

WO KEE HONG (H
和記行(集

(於百慕達註

(股份

二零零五年中期

和記行(集團)有限公司為一間控股公司，其主要附屬公司為亞洲地區(包括中國大陸、香港、澳門、新加坡及馬來西亞)之客戶提供優質品牌產品之進口、市場推廣、分銷及售後服務。其主要產品包括空調產品、家居電器產品、包括汽車音響之影音電器產品、汽車及汽車配件及其他電子產品。

業績

和記行(集團)有限公司(「本公司」)之董事欣然宣佈本公司及其附屬公司(「本集團」)截至二零零五年六月三十日止六個月之未經審核綜合業績連同同期之比較數字及選定之說明附註如下：

簡明綜合損益表

	附註	未經審核 截至六月三十日止六個月 二零零五年 港幣千元	 二零零四年 港幣千元
營業額	3	324,610	278,562
銷售成本		(261,026)	(214,684)
毛利		63,584	63,878
其他經營收入		4,487	3,756
投資收益		96	43
分銷費用		(23,922)	(23,727)
行政費用		(44,110)	(43,471)
投資物業之公平值收益	7	6,707	–
償還一項貸款之收益	12	88,178	–
經營盈利	4	95,020	479
財務費用		(2,258)	(4,390)
重組費用		–	(1,320)
應佔聯營公司業績		(3,975)	(10,793)
除稅前盈利(虧損)		88,787	(16,024)
所得稅(開支)撥回	5	(12,426)	12,780
期內盈利(虧損)		76,361	(3,244)
應佔：			
本公司權益持有人		76,378	(2,293)
少數股東權益		(17)	(951)
		76,361	(3,244)
本公司權益持有人應佔盈利(虧損)之每股盈利(虧損)－基本	6	3.45仙	(0.10)仙

簡明綜合資產負債表

	附註	二零零五年 六月三十日 (未經審核) 港幣千元	二零零四年 十二月三十一日 (經審核) 港幣千元
非流動資產			
投資物業	7	195,795	172,305
物業、廠房及設備		100,334	117,528
商譽		2,306	2,306
遞延稅項資產		6,300	21,300
聯營公司權益		75,951	79,926
可供出售投資		702	702
		381,388	394,067
流動資產			
存貨		79,641	85,023
持作出售物業之可變現淨值		34,000	34,000
貿易往來及其他應收賬款		86,662	73,587
應收聯營公司款項		7,041	8,931
持作買賣之投資		101	101
銀行結存及現金		21,753	15,952
		229,198	217,594
流動負債			
貿易往來及其他應付賬款		121,211	107,768
應付票據		36,209	38,840
應付稅項		–	241
應付關連公司款項		9,926	9,726
一年內到期之融資租賃債務		81	84
一年內到期之貸款	8	60,775	32,820
		228,202	189,479
流動資產淨值		996	28,115
總資產減流動負債		382,384	422,182
非流動負債			
一年後到期之融資租賃債務		355	408
一年後到期之貸款	8	17,622	131,624
一名少數股東之貸款		–	128
遞延稅項負債		22,514	25,094
		40,491	157,254
		341,893	264,928

資產淨值

二零零四年

	空調產品 港幣千元	影音及電器… 港幣…
營業額		
外部銷售收益	64,824	6…
業務之間銷售收益	1,344	
營業總額	66,168	…

業務之間銷售收益以當時市場價格入賬。

業績		
分類業績	346	
未分配之公司支出		
經營盈利		
財務費用		
重組成本		
應佔一家聯營公司業績	–	
除稅前虧損		
所得稅撥回		
期內虧損		

地區分類

	地… 截至六… 二零零五… 港幣千…
香港	260,4…
新加坡	29,6…
馬來西亞	14,2…
中華人民共和國	7,1…
澳門	12,4…
其他	5…
	324,6…

其他經營收入
償還一項貸款之收益
未分配之公司支出

經營盈利

4. **經營盈利**

經營盈利已扣除：

折舊：
自置資產
融資租賃資產
商譽攤銷

5. **所得稅**

稅項(開支)撥回包括：

本期間稅項：
香港利得稅
海外稅項

遞延稅項：
本期間

本公司及其附屬公司應佔所得稅

分佔聯營公司應佔所得稅

由於本集團有承前結轉稅項虧損以抵銷本…並無作出香港利得稅撥備。

由於本集團並無任何應課稅盈利，故截至…

海外稅項乃按有關司法權區適用之稅率計…

6. **每股盈利(虧損)**

每股基本盈利(虧損)之計算方法，乃根據股…元)及期內已發行普通股之加權平均數2.2…

由於本公司之未行使優先認股權之行使價…

7. **投資物業**

本集團於期內將若干土地及樓宇約港幣16,7…元)轉為投資物業。

本集團之投資物業於二零零五年六月三十…

	382,384	422,182
總資產減流動負債		
非流動負債	355	408
一年後到期之融資租賃債務	17,622	131,624
一年後到期之貸款	—	128
一名少數股東之貸款	22,514	25,094
遞延稅項負債		
	40,491	157,254
	341,893	264,928
資產淨值		
資本及儲備	221,615	221,615
股本	118,686	41,704
儲備		
	340,301	263,319
本公司權益持有人應佔總權益	1,592	1,609
少數股東權益		
	341,893	264,928
總權益		

附註：

1. **編製基準及會計政策**

本集團已根據香港會計準則(「香港會計準則」)第34號「中期財務報告」、其他香港會計準則及詮釋、香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」)，以及香港聯合交易所有限公司證券上市規則之適用披露規定，編製未經審核之簡明綜合財務報表。

用於編製簡明綜合中期財務報表之會計政策與編製截至二零零四年十二月三十一日止年度之年度財務報表所採納者貫徹一致，惟本集團於採納新訂/經修訂香港財務報告準則及香港會計準則(於二零零五年一月一日或其後開始之會計期間生效)後，已更改其若干會計政策。

本集團會計政策之變動以及採納該等新準則之影響載於下文附註2。

2. **會計政策之變動**

於二零零五年，本集團已採納以下有關其業務之香港會計準則及香港財務報告準則之新訂／經修訂準則及詮釋。

香港會計準則第1號	財務報表之呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量報表
香港會計準則第8號	會計政策、會計估計之變更及差錯
香港會計準則第10號	結算日後事項
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第21號	外幣匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關聯方披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	於聯營公司之投資
香港會計準則第32號	金融工具：披露及呈列
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第40號	投資物業
香港會計準則詮釋第15號	經營租賃－激勵措施
香港財務報告準則第2號	以股份方式支付
香港財務報告準則第3號	業務合併

除下文進一步載述者外，採納新訂／經修訂香港會計準則、詮釋及香港財務報告準則並無對本集團之會計政策造成重大影響。

概括而言：

- 香港會計準則第1號對少數股東權益、應佔聯營公司除稅後業績淨額之呈列及其他披露事項造成影響。
- 香港會計準則第2、7、8、10、16、21、23、27、28、33號及香港會計準則詮釋第15號對本集團政策並無重大影響。
- 香港會計準則第24號對識別關連方及若干其他關連方披露構成影響。

採納香港會計準則第17號「租賃」導致有關租賃土地由物業、廠房及設備重新分類為經營租賃之會計政策有變。倘土地及樓宇不能於收購日作可靠分配，土地及樓宇項目將繼續被視為物業、廠房及設備並以成本列賬。

採納香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」導致有關持作買賣投資及可供出售金融資產之分類之會計政策有變，同時亦導致按公平值確認衍生金融工具，公平值之變動於收益表確認。

於本期間，本集團首次應用香港會計準則第40號「投資物業」。本集團選擇運用公平價值模式對投資物業列賬，該模式規定由投資物業之公平價值轉變所產生之收益或虧損乃直接於其產生期間之損益內確認。於過往期間，根據以往之會計實務準則(「會計實務準則」)第13號，投資物業乃按公開市值計量，而重估盈餘或虧絀則計入投資物業重估儲備或於投資物業重估儲備扣除，除非該儲備之結餘不足以抵銷重估減值(在該情況下，重估減值超出投資物業重估儲備結餘之部分將於收益表扣除)。倘減值之前已於收益表扣除而及後產生重估增值，則相等於過往已扣除之減值部分將計入收益表。由二零零五年一月一日起，本集團已應用香港會計準則第40號之相關過渡性條文及選擇應用香港會計準則第40號。

於採納香港財務報告準則第3號「業務合併」、香港會計準則第36號「資產減值」及香港會計準則第38號「無形資產」後，收購附屬公司、共同控制及聯營公司之商譽不再予以攤銷，由以往年度則按其估計可使用年期進行攤銷，改為每年進行減值測試。任何於期間內確認之減值虧損於收益表扣除。此項會計政策之轉變已按預期由二零零五年一月一日起應用，而商譽攤銷已於二零零四年十二月三十一日終止。

會計政策之所有變動乃根據各自準則之過渡性條文而作出。除以下各項外，本集團所採納之所有準則均須追溯應用：

- 香港財務報告準則第2號－僅就所有於二零零二年十一月七日後授出而於二零零五年一月一日尚未歸屬之股本工具作追溯應用。
- 香港財務報告準則第3號 — 預期於採納日後。
- 香港會計準則第39號－不允許根據此準則追溯確認、終止確認及計算金融資產及負債。本集團於二零零四年比較資料中就其他投資應用以往之會計實務準則第24號「證券投資會計」。

3. **業務及地區分類**

營業額指於期內扣除退貨及貿易折扣後已出售貨品之發票淨值以及維修服務收入。於期內，本集團按業務及地區分類之未經審核收益及業績分析如下：

業務分類

二零零五年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	抵銷 港幣千元	綜合項目 港幣千元
營業額					–	–	324,610
外部銷售收益	54,620	116,106	152,107	1,777	–	(107)	–
業務之間銷售收益	31	45	–	31	–		
營業總額	54,651	116,151	152,107	1,808	–	(107)	324,610

業務之間銷售收益以當時市場價格入賬。

業績							15,118
分類業績	2,814	3,332	1,381	(979)	8,440	130	
							88,178
償還一項貸款之收益							(8,276)
未分配之公司支出							
							95,020
經營盈利							(2,258)
財務費用							(3,975)
應佔聯營公司業績	–	(3,008)	(967)	–	–	–	
							88,787
除稅前盈利							(12,426)
所得稅開支							
							76,361
期內盈利							

6. **每股盈利(虧損)**

每股基本盈利(虧損)之計算方法，乃根據股東應佔盈
元)及期內已發行普通股之加權平均數2,216,154,331

由於本公司之未行使優先認股權之行使價高於兩個

7. **投資物業**

本集團於期內將若干土地及樓宇約港幣16,783,000元(
元)轉為投資物業。

本集團之投資物業於二零零五年六月三十日由獨立
(二零零四年：無)已計入截至二零零五年六月三

8. **貸款**

銀行透支
銀行貸款

有抵押
無抵押

一家供應商之有抵押貸款

上述貸款之屆滿期如下：

一年內
一年以上，但不超過兩年
兩年以上，但不超過五年
五年以上

減：一年內到期之款項(列於流動負債下)

一年後到期之款項

9. **或然負債**

於二零零五年六月三十日，本集團就本公司一間
然負債約港幣29,900,000元(二零零四年十二月三
於印度之附屬公司之訴訟而產生或然負債約港幣
就有關於中國之訴訟，法院已於二零零五年七月
訴人支付約港幣29,900,000元之賠償總額。該附屬
上訴仍在進行中。

於二零零五年六月三十日，本集團就向一名關
四年十二月三十一日:約港幣1,000,000元)。有關

10. **承擔**

資本承擔

以下為於結算日之資本承擔：

已訂約但未撥備
已授權但未訂約

財務承擔

於二零零五年六月三十日，本集團為對沖其

兌換港元至日元
兌換新加坡元至日元

經營租賃承擔

於二零零五年六月三十日，本集團根據不可

一年內
第二年至第五年(包括在內)

11. **資產抵押**

於結算日，本集團以若干土地及樓宇、投資
零四年十二月三十一日：約港幣305,700,000元
(二零零四年十二月三十一日：無)；銀行存
元)以及一家附屬公司之全部資產約港幣19,
為抵押，藉以為本集團取得銀行信貸及一家

12. **償還一項貸款之收益**

於二零零五年二月二十四日，本集團與一家
二年六月二十八日之貸款協議償還貸款訂立
月三十一日之本金連同應計利息總額約港幣
而獲得收益約港幣88,200,000元。本集團已和
詳情載於本公司日期為二零零五年二月二

13. **結算日後事項**

於結算日後，本集團有以下重大事項:

(a) 於二零零五年七月十二日，本集團與
訂立一項終止協議，以終止本集團與
七月一日起生效。終止該等分銷協議
有關詳情載於本公司日期為二零零五

(b) 於二零零五年七月十三日，本集團與
幣3,300,000元及港幣1,800,000元，出售
室及1910室之三項物業。該項出售之
十一日之經審核賬面總值為港幣12,500
業之代價乃經訂約方按公平磋商後
述因素，董事認為出售之條款屬公
公司日期為二零零五年七月十五日之

(c) 於二零零五年八月十八日，本公司與
所發行於二零零八年到期票息7.25%之
港幣0.10元全數兌換可兌換票據後，
公司之現有已發行股本約13.54%，以
換票據所得款項淨額將約為港幣28,00
公司日期為二零零五年八月十八日之

書；寄交九龍深水埗基
封市政大廈 4 字樓酒牌

月 4 日

'N FOR RENEWAL
JOR LICENCE
IN'S PUB

given that Chan Kwok Ho n D, Fairview Park, Yuen to the Liquor Licensing of the Liquor Licence in 'ub at Shop 2, G/F, 10-12 ., T.S.T., Kowloon with . Any person who knows is renewal should not be nd a written and signed facts to the Secretary, Board, 4/F, Pei Ho Street s Building, 333 Ki Lung o, Kowloon within 14 of this notice."

2006

Tsuen Fung Centre
mpetition Licence No. 24609

on event being held in Tsuen npleted successfully on 25th icky Draw was carried out at 5: Day and the results have been ition venue on the 2/F of the

the Tsuen Fung Centre had y phone. Winners must claim re 15 January 2006, with the identification produced, at the uen Fung Centre during office 0pm and 2:00pm to 5:00pm, undays and public holidays). No tertained.

ase contact the Management of 14 6560.

ssified

o Tel : 2798 2710
rd.com.hk Fax : 2798 2785

	The Consideration is equivalent to 29% of the registered capital of the Joint Venture of US$3 million.
Conditions Precedent:	Completion of the Transfer is conditional upon among others, approval of the Transfer by the relevant authorities in the PRC.

The Joint Venture

The Joint Venture was established on 27 August 2004 in Shanghai, the PRC. As at the date of the Equity Interest Transfer Agreement, the Joint Venture is held as to 40% by Ferrari, as to 30% by IMSS and as to 30% by the PRC partner. The registered capital of the Joint Venture is US$3 million (equivalent to approximately HK$23.4 million) and was contributed by the partners to the Joint Venture in proportion to their respective equity interest. The share of capital contribution of IMSS is US$0.9 million (equivalent to approximately HK$7.02 million). The scope of business of the Joint Venture is the import, distribution and sale of automobiles, their spare parts and ancillary products. The term of the Joint Venture is 10 years from 27 August 2004 to 26 August 2014.

Upon completion of the Transfer, the Joint Venture will be held as to 69% by Ferrari, as to 30% by the PRC partner and as to 1% by IMSS. IMSS currently has two representatives to the board of the Joint Venture, both of them will be resigned effective from the approval of the Transfer by the relevant authorities in the PRC. Mr. Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company and currently the Chairman of the Joint Venture, will be appointed as honorary chairman of the Joint Venture upon completion of the Transfer.

The interest of IMSS in the Joint Venture is accounted for in the financial statements of the Group as interest in an associated company at the value of HK$4,764,778 as at 31 December 2004 and HK$3,797,993 as at 30 June 2005.

The share of loss of an associated company in respect of the Group's 30% equity interest in the Joint Venture for the year ended 31 December 2004 is HK$2,260,605.

REASONS FOR THE TRANSFER AND USE OF PROCEEDS

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories and other electronic and electrical products.

As a result of the Transfer, the parties to the Joint Venture will enter into a new Joint Venture contract pursuant to which the Group will be released from the restrictive covenant contained in the current Joint Venture contract prohibiting the Group from engaging in similar or the same business and/or in competition with those of the Joint Venture unless otherwise approved by the board of directors of the Joint Venture. Starting from the year 2006 the Group will be able to act as an authorised dealer of the brandname motor vehicles in certain cities in the PRC to be agreed between the Group and the Joint Venture. The Directors believed that the Group will be able to generate more revenue and profit by being an authorised dealer instead of being a minority shareholder in the Joint Venture. The Directors also believed that being an authorised dealer of brandname motor vehicles is in line with the current business model of the Group, as an authorised exclusive importer and dealer of both "Ferrari" and "Maserati" branded motor vehicles in Hong Kong and Macau Special Administrative Region.

	... (equivalent to approximately HK$6.8 million);
"Directors"	the directors of the Company;
"Equity Interest Transfer Agreement"	the equity interest transfer agreement dated 30 December 2005 entered into between IMSS and Ferrari in relation to the Transfer;
"Ferrari"	Ferrari S.p.A., a limited liability company incorporated under the laws of Italy;
"Group"	the Company and its subsidiaries and members of the Group shall be construed accordingly;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"IMSS"	Italian Motors (Sales & Service) Limited, an indirect 89.92%-owned subsidiary of the Company;
"Independent Third Party"	an independent third party not connected with the directors, chief executives and substantial shareholders of the Company and its subsidiaries and their respective associates (as defined in the Listing Rules);
"Joint Venture"	Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd., the equity sino-foreign joint venture established in Shanghai, the PRC;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	The People's Republic of China, which for the sole purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region and Taiwan;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transfer"	the transfer of the 29% equity interest in the Joint Venture pursuant to the Equity Interest Transfer Agreement; and
"US$"	United States dollars, the lawful currency of the United States of America.

At the date of this announcement, the board of Directors comprises Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE and Mr. Tik Tung WONG, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

In this announcement, US$1.00 is taken to be equivalent to HK$7.80. The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been or may be exchanged at the abovementioned or any other rates.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 3 January 2006

	Room 1908	Room 1909	Room 1910
	- the balance (after setting off the 1908 Deposit) of RMB2,260,008 (equivalent to approximately HK$2,132,083) payable within three days before the transfer of the title of Room 1908. In addition the Purchasers shall pay additional fees comprising of management fee deposit, electricity deposit etc. The consideration is agreed upon after arm's length negotiation between the parties	- the balance (after setting off the 1909 Deposit) of RMB1,763,506 (equivalent to approximately HK$1,663,685) payable within three days before the transfer of the title of Room 1909. In addition the Purchasers shall pay additional fees comprising of management fee deposit, electricity deposit etc. The consideration is agreed upon after arm's length negotiation between the parties	- the balance (after setting off the 1910 Deposit) of RMB976,486 (equivalent to approximately HK$921,213) payable within three days before the transfer of the title of Room 1910. In addition the Purchasers shall pay additional fees comprising of management fee deposit, electricity deposit etc. The consideration is agreed upon after arm's length negotiation between the parties
Area transferred and condition:	232.6 sq.m. on an "as is basis"	181.5 sq.m. on an "as is basis"	100.5 sq.m. on an "as is basis"
Charge over the Properties:	Room 1908 is currently under a charge to Citic Ka Wah Bank Limited	Room 1909 is currently under a charge to Citic Ka Wah Bank Limited	Room 1910 is currently under a charge to Citic Ka Wah Bank Limited
Title to the Properties:	The application to the relevant Land Bureau for the transfer of the title of Room 1908 will be made by the parties within 3 days from the date of payment of the consideration in full.	The application to the relevant Land Bureau for the transfer of the title of Room 1909 will be made by the parties within 3 days from the date of payment of the consideration in full.	The application to the relevant Land Bureau for the transfer of the title of Room 1910 will be made by the parties within 3 days from the date of payment of the consideration in full.
Default:	- In case of default by the Purchasers, the Purchasers shall pay a sum equal to 0.05% of any unpaid balance of the consideration or any additional fees per day up to a maximum of 15 days. At the end of the 15 days, if the Purchasers remain in default, the Vendor shall have the right to notify the Purchasers in writing of the termination of the Sale & Purchase Agreement and the Deposit shall be forfeited.	- In case of default by the Purchasers, the Purchasers shall pay a sum equal to 0.05% of any unpaid balance of the consideration or any additional fees per day up to a maximum of 15 days. At the end of the 15 days, if the Purchasers remain in default, the Vendor shall have the right to notify the Purchasers in writing of the termination of the Sale & Purchase Agreement and the Deposit shall be forfeited.	- In case of default by the Purchasers, the Purchasers shall pay a sum equal to 0.05% of any unpaid balance of the consideration or any additional fees per day up to a maximum of 15 days. At the end of the 15 days, if the Purchasers remain in default, the Vendor shall have the right to notify the Purchasers in writing of the termination of the Sale & Purchase Agreement and the Deposit shall be forfeited.
	- In case of default by the Vendor in timely completion of all necessary transfer procedures, the Vendor shall pay an amount equal to 0.05% of any amount already paid by the Purchasers per day up to a maximum of 15 days. At the end of 15 days, the Purchasers shall have the right to give written notice of termination of the Sale & Purchase Agreement and within 5 days of receipt of such notice, the Vendor shall repay all amounts advanced by the Purchasers (without interest) as well as double the amount of the 1908 Deposit.	- In case of default by the Vendor in timely completion of all necessary transfer procedures, the Vendor shall pay an amount equal to 0.05% of any amount already paid by the Purchasers per day up to a maximum of 15 days. At the end of 15 days, the Purchasers shall have the right to give written notice of termination of the Sale & Purchase Agreement and within 5 days of receipt of such notice, the Vendor shall repay all amounts advanced by the Purchasers (without interest) as well as double the amount of the 1909 Deposit.	- In case of default by the Vendor in timely completion of all necessary transfer procedures, the Vendor shall pay an amount equal to 0.05% of any amount already paid by the Purchasers per day up to a maximum of 15 days. At the end of 15 days, the Purchasers shall have the right to give written notice of termination of the Sale & Purchase Agreement and within 5 days of receipt of such notice, the Vendor shall repay all amounts advanced by the Purchasers (without interest) as well as double the amount of the 1910 Deposit.

The Properties

The Properties are located respectively at Room 1908, Room 1909 and Room 1910. Each of the respective owners of the Properties is the holder of the land use rights of the Properties for a term of 50 years commencing from 2 December 1993.

"associates"	has the same meaning ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability, whose Shares are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Disposal"	the disposal of the interest in the Properties by the Vendor to the Purchasers pursuant to the Sale & Purchase Agreements;
"Group"	The Company and its subsidiaries and members of the Group shall be construed accordingly;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"Independent Third Party"	an independent third party not connected with the directors, chief executives and substantial shareholders of the Company and its subsidiaries and their respective associates;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	The People's Republic of China, which for the sole purpose of this announcement, excludes Hong Kong, Macau and Taiwan;
"Properties"	three pieces of property comprised of Room 1908, Room 1909 and Room 1910, and each a "Property";
"Purchasers"	six individuals, each an Independent Third Party who are the partners of the Tenant;
"RMB"	Renminbi, the lawful currency of the PRC;
"Sale & Purchase Agreements"	the three sale and purchase agreements all dated 13 July 2005 entered into between the Vendor and the Purchaser, particulars of which are set out in the paragraph headed "The Disposal – the Sale and Purchase Agreements" in this announcement, and each a "Sale & Purchase Agreement";
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Shareholder(s)"	holder(s) of Share(s);
"sq.m."	square metre;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Tenant"	Alliance Law Firm (頤合律師事務所), the tenant of the Properties pursuant to a tenancy agreement dated 19 July 2002;
"Room 1908"	a piece of commercial property situated at Room 1908 Beijing Bright China Chang An Building, No.7 Jianguomennei Da Jie, Doncheng District, Beijing, the PRC and is currently occupied by the Tenant;
"Room 1909"	a piece of commercial property situated at Room 1909 Beijing Bright China Chang An Building, No.7 Jianguomennei Da Jie, Doncheng District, Beijing, the PRC and is currently occupied by the Tenant; and
"Room 1910"	piece of commercial property situated at Room 1910 Beijing Bright China Chang An Building, No.7 Jianguomennei Da Jie, Doncheng District, Beijing, the PRC and is currently occupied by the Tenant.

At the date of this announcement, the Board comprises Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE, Mr. Tik Tung WONG, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, Mr. Kenji Tak Hing CHAN, all of whom are independent non-executive directors.

In this announcement, RMB1.06 is taken to be equivalent to HK$1.00 The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been or may be exchanged at the abovementioned or any other rates.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 15 July 2005

Condensed Consolidated Balance Sheet

	Notes	June 30 2005 (Unaudited) HK$'000	December 31 2004 (Audited) HK$'000
Non-current assets			
Investment properties	7	195,795	172,305
Property, plant and equipment		100,334	117,528
Goodwill		2,306	2,306
Deferred tax assets		6,300	21,300
Interests in associates		75,951	79,926
Investments available-for-sale		702	702
		381,388	394,067
Current assets			
Inventories		79,641	85,023
Properties held for sale, at net realisable value		34,000	34,000
Trade and other receivables		86,662	73,587
Amounts due from associates		7,041	8,931
Investments held for trading		101	101
Bank balances and cash		21,753	15,952
		229,198	217,594
Current liabilities			
Trade and other payables		121,211	107,768
Bills payable		36,209	38,840
Tax payable		-	241
Amounts due to related companies		9,926	9,726
Obligations under finance leases – due within one year		81	84
Borrowings – due within one year	8	60,775	32,820
		228,202	189,479
Net current assets		996	28,115
Total assets less current liabilities		382,384	422,182
Non-current liabilities			
Obligations under finance leases – due after one year		355	408
Borrowings – due after one year	8	17,622	131,624
Loan advanced from a minority shareholder		-	128
Deferred tax liabilities		22,514	25,094
		40,491	157,254
Net assets		341,893	264,928
Capital and reserves			
Share capital		221,615	221,615
Reserves		118,686	41,704
Total equity attributable to equity holders of the Company		340,301	263,319
Minority interests		1,592	1,609
Total equity		341,893	264,928

Notes:

1. **Basis of preparation and accounting policies**

The unaudited condensed consolidated financial statements have been prepared in accordance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting", other relevant HKASs, Interpretations and the Hong Kong Financial Report Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies used in preparation of the condensed consolidated interim financial statements are consistent with those adopted in the annual financial statements for the year ended December 31, 2004, except that the Group has changed certain of its accounting policies following its adoption of the new/revised HKFRSs and HKASs which are effective for accounting periods commencing on or after January 1, 2005

The changes to the Group's accounting policies and the effect of adopting these new standards are set out in note 2 below.

Following the adoption of HKFRS 3 "Business Combinations", HKAS 36 "Impairment of ... goodwill on acquisition of subsidiary, jointly controlled and associated companies is no longer amortised but tested for impairment annually as opposed to being amortised over its estimated useful life in previous years. Any impairment loss recognised during the period is charged to the income statement. This change in accounting policy has been applied prospectively from January 1, 2005 and amortisation of goodwill ceased on December 31, 2004.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKFRS 2 – only retrospective application for all equity instruments granted after November 7, 2002 and not vested at January 1, 2005.
- HKFRS 3 – prospectively after the adoption date.
- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for Investments and Securities" to other investments in 2004 comparative information.

3. **Business and geographical segments**

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and maintenance service income during the period. An analysis of the Group's unaudited segment revenues and results for business segments and geographical segments for the period is as follows:

Business segments

2005

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover							
External sales	54,620	116,106	152,107	1,777	-	-	324,610
Inter-segment sales	31	45	-	31	-	(107)	-
Total turnover	54,651	116,151	152,107	1,808	-	(107)	324,610

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Results							
Segment results	2,814	3,332	1,381	(979)	8,440	130	15,118
Gain on settlement of a loan							88,178
Unallocated corporate expenses							(8,276)
Profit from operations							95,020
Finance costs							(2,258)
Share of results of associates	-	(3,008)	(967)	-	-	-	(3,975)
Profit before taxation							88,787
Income tax expense							(12,426)
Profit for the period							76,361

2004

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover							
External sales	64,824	62,355	121,113	30,270	-	-	278,562
Inter-segment sales	1,344	3,271	-	105	-	(4,720)	-
Total turnover	66,168	65,626	121,113	30,375	-	(4,720)	278,562

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Results							
Segment results	346	(1,226)	6,389	(4,384)	(681)	403	847
Unallocated corporate expenses							(368)
Profit from operations							479
Finance costs							(4,390)
Restructuring cost							(1,320)
Share of result of an associate	-	(10,793)	-	-	-	-	(10,793)
Loss before taxation							(16,024)
Income tax credit							12,780
Loss for the period							(3,244)

BEST AVAILABLE COPY

OLDINGS) LIMITED

團）有限公司*

冊成立之有限公司)

代號：720)

期業績（未經審核）

設備其他產品 千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
2,355	121,113	30,270	–	–	278,562
3,271	–	105	–	(4,720)	–
5,626	121,113	30,375	–	(4,720)	278,562
(1,226)	6,389	(4,384)	(681)	403	847
					(368)
					479
					(4,390)
					(1,320)
(10,793)	–	–	–	–	(10,793)
					(16,024)
					12,780
					(3,244)

分類之營業額 月三十日止六個月		對經營業績之貢獻 截至六月三十日止六個月	
	二零零四年 港幣千元	二零零五年 港幣千元	二零零四年 港幣千元
	192,511	10,676	(3,519)
	26,431	673	(143)
	11,610	721	519
	31,504	(2,229)	239
	15,608	679	(17)
	898	111	12
	278,562	10,631	(2,909)
		4,487	3,756
		88,178	–
		(8,276)	(368)
		95,020	479

截至六月三十日止六個月	
二零零五年 港幣千元	二零零四年 港幣千元
2,728	3,629
87	12
–	136

截至六月三十日止六個月	
二零零五年 港幣千元	二零零四年 港幣千元
–	–
(6)	96
(6)	96
(12,420)	12,684
(12,426)	12,780
–	–
(12,426)	12,780

期間之估計應課稅盈利，故截至二零零五年六月三十日止期間內

二零零四年六月三十日止期間內並無作出香港利得稅撥備。

算。

東應佔盈利約港幣76,378,000元(二零零四年：虧損約港幣2,293,000
16,154,331股普通股(二零零四年：2,216,154,331股普通股)計算。

於兩個期間之股份平均市價，故並無呈列每股攤薄盈利(虧損)。

83,000元(截至二零零四年十二月三十一日止年度：約港幣57,202,000

日由獨立測量師按公開市值重估。公平值收益約港幣6,707,000元

中期股息

董事議決不宜派中期股息(二零零四年：無)。

管理層討論及經營業績及財務狀況分析

業績

於二零零五年首六個月，本集團錄得總營業額港幣324,600,000元，較去年同期港幣278,600,000元大幅增加港幣46,000,000元(+16.5%)。誠如下文業務回顧一節所述，該項顯著增幅主要由於本集團之影音及汽車部門錄得卓越之銷售表現所致。在香港經濟持續復甦下，本集團產品之消費市場繼續向好及興旺。

毛利較去年同期港幣63,900,000元輕微減少港幣300,000元(-0.5%)至港幣63,600,000元。為應付消費市場之削價競爭，本集團需要策略性地調整盈利率，以維持及擴大本集團之市場佔有率。

分銷費用輕微增加港幣200,000元或0.8%，行政費用亦同時輕微增加港幣600,000元或1.4%。在營業額大幅增加港幣46,000,000元或16.5%之時，分銷費用及行政費用之增幅低於此比例，這清楚顯示出本集團實行的成本控制措施奏效。

「投資物業之公平值收益」港幣6,700,000元指部份和記行大廈作為投資物業之公平值上升之變動。詳情請參閱此公佈附註7。

「償還一項貸款之收益」港幣88,200,000元之詳情已於本集團二零零四年年報中呈報為「結算日後事項」。簡括而言，即有關結欠三菱重工業株式會社之貸款之還款協議之結果。

財務費用由上期間港幣4,400,000元減少港幣2,100,000元(-47.7%)至港幣2,300,000元。該項減幅反映出本集團之現金流量有所改善，主要由於清還上述貸款所致。

應佔聯營公司之業績主要為應佔本集團於江門之聯營公司之虧損港幣3,000,000元。塑膠物料及薄鋼板成本不斷上升，進一步削弱該廠之財務表現。

董事會欣然宣佈，本集團於二零零五年首六個月錄得高經營盈利港幣95,000,000元，較去年同期之盈利港幣500,000元增加港幣94,500,000元。扣除財務費用港幣2,300,000元、應佔聯營公司業績港幣3,900,000元及所得稅港幣12,400,000元後，錄得本公司權益持有人應佔盈利港幣76,400,000元，與上期間之財務表現(港幣2,300,000元之虧損)比較有極大增長。這進一步反映出本集團持續轉虧為盈之事實。

現金流量、流動資金及財務資源

本集團所需資金一般以綜合其股本基礎、經營業務所得之現金流量及銀行貸款獲取。一如既往，日常業務中之銀行及其他負債均能於到期日清償。

於二零零五年首六個月，經營業務所得之現金為港幣11,600,000元，本集團藉此償還銀行及其他債項及為投資活動提供資金合共港幣6,800,000元。由此達致現金正流量淨額港幣4,800,000元，大為強化本集團之現金狀況，致使二零零五年六月三十日之現金及現金等值項目達港幣18,100,000元。

本集團於二零零五年六月三十日之總貸款為港幣78,400,000元(二零零四年十二月三十一日：港幣164,400,000元)。截至期末，根據長期負債(不包括遞延稅項)港幣18,000,000元及股東權益港幣340,300,000元為基數計算，本集團負債比率為5.3%。根據流動資產港幣229,200,000元及流動負債港幣228,200,000元為基數計算，流動比率為1.0。

於二零零五年六月三十日，應收賬款流轉期為33天(二零零四年十二月三十一日：31天)，存貨周轉期為54天(二零零四年十二月三十一日：64天)。此兩項主要指標反映出本集團營運資金管理得宜。

根據本集團之慣常管理方式，會透過與銀行進行對沖外匯交易，銷定匯率以求穩定成本。於二零零五年六月三十日，未到期履約之銀行期匯合約總額為港幣6,400,000元(二零零四年十二月三十一日：港幣14,500,000元)。

於結算日，本集團因於汽車部門設立一個全新3S中心(銷售、維修服務及零件)而有已訂約但未撥備之資本承擔港幣3,600,000元，以及已授權但未訂約之資本承擔港幣3,400,000元。於二零零四年十二月三十一日，本集團並無資本承擔。

於二零零五年六月三十日，本集團之貿易信貸額為港幣157,600,000元(二零零四年十二月三十一日：港幣128,200,000元)，當中港幣127,200,000元(二零零四年十二月三十一日：港幣91,800,000元)已被動用。本集團若干物業、存貨、銀行存款及一間附屬公司之所有資產合共港幣332,200,000元(二零零四年十二月三十一日：港幣325,400,000元)經已抵押，以獲取銀行及本集團一家供應商之貸款。

於結算日，本集團有或然負債約港幣32,200,000元(二零零四年十二月三十一日：港幣31,500,000元)。詳情請參閱此公佈附註9。

業務回顧

空調產品

此項業務包括推廣及分銷五個主要品牌不同系列之家用及商用空調產品，該等品牌包括「三菱重工」(日本三菱重工業株式會社)；「LG」(韓國LG Electronics Inc.)；中國大陸之「格力」及「TCL」和本集團之「先力」。

空調產品首六個月之營業額較去年同期下跌15.7%至港幣54,600,000元(二零零四年：港幣64,800,000元)。部份原因為於二零零五年七月一日起，「LG」業務由獨家代理轉為批發業務；此項交易對LG產品於過渡期內之穩定供應構成影響。此外，「三菱重工」停止生產其商用水冷式套裝機系列，導致銷售額下跌。於中國大陸之競爭仍然激烈。

本集團經減省多項成本後，得以維持合理之盈利水平。本業務將繼續透過提高效率及集中於高利潤之商用產品而維持盈利。除沿用現時之交易商及承包商銷售方式外，本集團將繼續發展直銷及工程項目業務。

影音及其他電器產品

此項業務主要包括本集團之「樂爵士」及「先力」影音產品、日本「馬蘭士」高級影音產品、日本「阿爾派」汽車電子產品及韓國「LG」電器之市場推廣及分銷。

鑑於香港、新加坡及馬來西亞主要市場之經濟情況有所改善，在本集團產品及市場推廣發展成功之推動下，本集團之業務於上半年較去年同期大幅增長86.1%至港幣116,100,000元(二零零四年:港幣62,400,000元)。

本集團之英國「樂爵士」品牌的發展異常成功，尤以新液晶體電視、MP3及數碼DVD電視錄影機，

利約港幣76,378,000元(二零零四年：虧損約港幣2,293,000
股普通股(二零零四年：2,216,154,331股普通股)計算。

期間之股份平均市價，故並無呈列每股攤薄盈利(虧損)。

截至二零零四年十二月三十一日止年度：約港幣57,202,000

測量師按公開市值重估。公平值收益約港幣6,707,000元
十日止期間之損益表。

	二零零五年 六月三十日 *港幣千元*	二零零四年 十二月三十一日 *港幣千元*
	3,694	2,257
	74,703	31,865
	78,397	34,122
	69,862	25,318
	8,535	8,804
	78,397	34,122
	–	130,322
	78,397	164,444
	60,775	32,820
	5,857	477
	11,765	825
	–	130,322
	78,397	164,444
	(60,775)	(32,820)
	17,622	131,624

位於中華人民共和國(「中國」)之附屬公司之訴訟而產生或
十一日:約港幣29,200,000元)，以及就涉及本公司另一間位
300,000元(二零零四年十二月三十一日:約港幣1,300,000元)。
宣判及頒令其向該附屬公司作出之最終裁決，裁定需向原
公司已向廣東省高級人民法院提出上訴。於本報告日期，

人士授予期權而產生約港幣999,000元之或然負債(二零零
詳情載於本公司日期為二零零四年五月五日之公佈。

	二零零五年 六月三十日 *港幣千元*	二零零四年 十二月三十一日 *港幣千元*
	3,604	–
	3,400	–

運所帶來之外幣匯兌風險而簽訂遠期合約之承擔如下：

	二零零五年 六月三十日 *港幣千元*	二零零四年 十二月三十一日 *港幣千元*
	4,718	11,590
	1,677	2,896

約經營租賃之承擔如下：

	二零零五年 六月三十日 *港幣千元*	二零零四年 十二月三十一日 *港幣千元*
	7,961	5,317
	9,183	3,527
	17,144	8,844

物業及持作出售物業之賬面淨值合共約港幣310,800,000元(二零
)：存貨(以成本價及可變現淨值較低者入賬)港幣2,100,000元
款約港幣38,000元(二零零四年十二月三十一日:約港幣1,200,000
00,000元(二零零四年十二月三十一日：約港幣18,500,000元)作
供應商之信貸。

供應商三菱重工業株式會社(「三菱重工」)就本集團根據二零零
還款契據。根據還款契據，有關貸款(即截至二零零四年十二
35,000,000元)已以金額約港幣46,800,000元悉數償還，本集團因
用其新借之長期銀行貸款及本集團之內部資源完成還款。有關
四日之公佈。

LG Electronics Inc.(「LG」)及LG Electronics HK Limited(「LG HK」)
LG於二零零四年一月一日訂立之兩項分銷協議，由二零零五年
，本集團將成為LG HK之該等LG產品於本港之非獨家批發商。
年七月十二日之公佈。

方訂立多項買賣協議，分別以現金代價約港幣4,300,000元、港
位於中國北京東城區建國門內大街7號光華長安大廈1908室、1909
代價約為港幣9,400,000元，而該等物業於二零零四年十二月三
,000元，該項出售將產生合共約港幣3,100,000元之虧損。該等物
定，並計及該等物業之賬面值以及北京之物業市況，經考慮上
合理，並符合本公司及其股東之整體利益。有關詳情載於本
公佈。

錦興集團有限公司(「錦興」)訂立認購協議，由錦興認購本公司
可兌換票據，本金額為港幣30,000,000元。於按初步兌換價每股
將予發行300,000,000股兌換股份，佔於二零零五年八月十八日本
及佔經兌換股份擴大後本公司之已發行股本約11.92%。發行可兌
0,000元，本公司將動用作額外一般營運資金。有關詳情載於本
公佈。

銷及工程項目業務。

影音及其他電器產品

此項業務主要包括本集團之「樂爵士」及「先力」影音產品、日本「馬蘭士」高級影音產品、日本「阿
爾派」汽車電子產品及韓國「LG」電器之市場推廣及分銷。

鑑於香港、新加坡及馬來西亞主要市場之經濟情況有所改善，在本集團產品及市場推廣發展成
功之推動下，本集團之業務於上半年較去年同期大幅增長86.1%至港幣116,100,000元(二零零四年
:港幣62,400,000元)。

本集團之英國「樂爵士」品牌的發展異常成功，尤以新液晶體電視、MP3及數碼DVD電視錄影機，
以及全新的高質家庭聲器系列最為突出。於二零零五年一月，「樂爵士」之30吋液晶體電視榮獲
全港同類產品銷量冠軍。「樂爵士」於本年一月亦參與拉斯維加斯之消費電子產品展覽，反應熱
烈。該品牌持續推動集團之出口業務，增闢新國際市場。

首六個月「LG」家庭電器之銷售額與去年同期相若。然而，由於自二零零五年七月一日起由獨家
代理轉為批發業務，預期該等產品於下半年對本業務帶來較少的利潤貢獻。本集團正積極尋求
合適的替代產品，相信可將代理權變動之影響減至最低。

「阿爾派」汽車電子產品於新加坡及馬來西亞之原設備生產業務獲得良好銷量，盈利增長理想。

在「樂爵士」及「阿爾派」業務持續擴展、邊際利潤增加、更多國際市場之拓展、新產品之推出及
經營效率改善之帶動下，預期影音業務將有強勁增長。

直銷

此項業務包括在香港透過以「買家倉」命名之零售店進行之業務。二零零五年首六個月之銷售額
較去年同期為低。鑑於零售市場競爭激烈，買家倉之業務於二零零五年上半年大幅縮減。本集
團正制訂新策略，重新部署直銷業務，以達致盈利。

汽車及汽車配件

此項業務主要包括意大利「法拉利」及「瑪莎拉蒂」汽車及配件於香港及澳門之進口、分銷及售後
服務。

由於「瑪莎拉蒂」之銷售於香港錄得強勁增長，因此業務之銷售額增長25.6%至港幣152,100,000元
(二零零四年:港幣121,100,000元)。維修服務收入亦大幅增加，為經營盈利帶來良好貢獻。自去
年九月以來，中國大陸之汽車銷售已轉為由合資企業法拉利瑪莎拉蒂汽車國際貿易(上海)有限
公司負責，因此期內已逐漸停止於中國出售左軚汽車。

於期內，本集團新推出「法拉利」F430型號8汽缸跑車，該新型號並創下訂單最多紀錄。F430於七
月開始付運，並將為下半年帶來高銷售額及盈利增長。

由於本集團開始向客戶交付所訂購之F430，而「瑪莎拉蒂」Quattroporte及GranSport亦日益受歡迎，
因此預期業務可達致強勁表現。

一個全新的3S中心將於十月在香港島開始營業，連同另外兩個位於九龍之維修服務中心，本集
團可向其客戶提供更高水平之技術服務。同時，一個全新的「瑪莎拉蒂」專用陳列室亦會於十月
開幕，進一步加強「瑪莎拉蒂」汽車之銷售推廣。

人力資源

於二零零五年六月三十日，本集團之員工總數(聯營公司僱員除外)大幅減少18%至281人(二零
零四年：343人)，反映出本集團已縮減直銷市場推廣，以及在減低員工成本及增強生產力方面
之不懈努力。由於本集團業務正穩步上揚，管理層現致力激發員工潛能並向其提供培訓，以增
強競爭力，並為彼等提供職業發展之機會。

展望

本集團主要市場於下半年及二零零六年將持續有穩健的經濟增長。鑑於新汽車型號大受歡迎及
新車陸續抵港交付客戶，本集團預期汽車業務的增長尤其強勁。

空調業務屬穩定並有利可圖之業務，本集團將在已建立的良好網絡上進一步發展，為其帶來更
多業務機會。

本集團預料其「樂爵士」品牌之影音產品將有強勁增長，對盈利貢獻日趨重要。本集團亦計劃發
展其擁有之另一品牌「先力」之優質生活用品。

在發掘更多高級品牌以供分銷方面，本集團已成立一家附屬公司作為「法拉帝」意大利高級機動
遊艇於華南地區之獨家代理商，在廣東、福建、海南及廣西等省份進行經銷。高級遊艇業務將
為一項具潛力之業務，預期於華南地區會有良好發展。本集團將繼續發掘更多高級品牌產品以
供分銷，務求獲取更佳利潤。

由於物業市場漸趨活躍，預期物業投資之收入將有所增加。

由於物業市場漸趨活躍，預期物業投資之收入將有所增加。
管理層有信心，本集團所有主要業務於本年度均能提供盈利，並預期盈利及銷售增長趨勢將會
持續。

證券之購買、出售或贖回

於截至二零零五年六月三十日止六個月，本公司及其附屬公司在期內並無購入、出售或贖回本
公司任何證券。

企業管治

董事認為，除守則條文第A.2.1條及A.4.2條分別規定主席及行政總裁之職責分工以及董事輪任外，
於截至二零零五年六月三十日止六個月期間，本公司一直遵守香港聯合交易所有限公司證券上
市規則(「上市規則」)附錄十四所載企業管治常規守則之守則條文。

根據上市規則第A.2.1條及A.4.2條守則條文，(a)主席及行政總裁之角色應有區分，不應由同一人
兼任；及(b)每名董事須至少每三年輪流退任一次。

根據和記行(集團)有限公司一九九一年公司法(「公司法」)，概無任職主席或董事總經理之董事
須根據本公司公司細則之規定輪值告退。由於本公司現時仍受公司法條文所規限，因此未能修
訂本公司之公司細則，以全面反映企業管治常規守則之規定。董事會已就更改公司法尋求法律
意見或進行其他可行步驟，以處理此問題。

董事會將檢討其現行之企業管治常規守則，並建議在有需要時作出任何修訂，以確保遵守上市
規則所載之企業管治常規守則。

遵守上市發行人董事進行證券交易之標準守則(「標準守則」)

本公司已採納一套董事進行本公司證券交易之行為守則，該守則符合上市規則附錄十所載之標
準守則。在本公司作出特定查詢後，所有董事確認，於截至二零零五年六月三十日止六個月期
間內，彼等一直遵守標準守則所載之規定標準。

審核委員會

本公司已成立審核委員會，由本公司獨立非執行董事李卓民先生(主席)、陳文生先生及陳德興
先生組成。在確立該委員會之職權範圍時，董事已參考香港會計師公會於二零零二年二月刊發
之「審核委員會有效運作指引」及企業管治常規守則。

本公司審核委員會已審閱中期業績，並對本集團會計政策符合香港之最佳應用守則感到滿意。

中期業績已由審核委員會及本公司核數師國衛會計師事務所審閱。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零五年九月二十二日

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志沖先生、李文彬先生及汪潔東先生；非執行董事余金霞女士；獨立非執行董事陳文生先生、李卓民先生及陳德興先生。

• 僅供識別

投票權： 基於可兌換票據持有人僅為可兌換票據之持有人，故無權收取本公司任何大會之通告，亦無權出席本公司之大會及於會上投票。

上市： 本公司不會申請可兌換票據於聯交所或任何其他證券交易所上市。

本公司將提出申請，批准因行使可兌換票據所附帶之兌換權而將予發行之兌換股份上市及買賣（以按初步兌換價全數兌換300,000,000份可兌換票據（包括300,000,000股股份）為基準）。

地位： 可兌換票據將與本公司其他所有現時及未來之有抵押及非後償債務享有同等地位。

因行使可兌換票據所附帶之兌換權而將予發行之兌換股份將與本公司於配發兌換股份日期之其他所有已發行股份享有同等地位。

改動： 可兌換票據之條款之任何改動，均須獲聯交所批准，可兌換票據之條款及條件項下自動生效之有關改動除外。

3.2 董事會代表

倘於可兌換票據首個兌換日起計期間，只要認購方、其全資附屬公司、其控股公司或其控股公司之全資附屬公司乃不少於5,000,000股股份（包括因任何股份拆細、股份合併、削減股本或以其他方式所得之本公司股份）之實益擁有人，則認購方可發出書面通知要求委任一名人士加入董事會作為非執行董事。本公司須於收取該份通告起計14個營業日內委任該名人士為其非執行董事，惟認購方須於認購方、其全資附屬公司、其控股公司或其控股公司之全資附屬公司不再持有最少5,000,000股股份（包括因任何股份拆細、股份合併、削減股本或以其他方式所得之本公司股份）後3個營業日內通知本公司，並促使認購方提名之非執行董事立即請辭。

3.3 兌換股份

於本公佈日期，錦興或其最終實益擁有人或其個別之附屬公司及關連人士（定義見上市規則）概無於任何股份中擁有權益。待可兌換票據按初步兌換價全數兌換後，錦興將於合共300,000,000股兌換股份中擁有權益。

該等300,000,000股兌換股份佔於本公佈日期本公司之現有已發行股本約13.54%，以及佔經兌換股份擴大後本公司之已發行股本約11.92%。

該等300,000,000股兌換股份將根據本公司於二零零五年六月十五日舉行之股東週年大會上授予董事之一般授權發行及配發。

3.4 兌換價

初步兌換價每股0.10港元乃本公司與錦興按公平基準磋商後達成。

初步兌換價每股0.10港元較：

(i) 於二零零五年八月十八日（即本公佈日期）收市價每股0.067港元溢價約49.25%；

(ii) 直至二零零五年八月十八日（包括該日）5天平均收市價每股0.065港元溢價約53.85%；

(iii) 直至二零零五年八月十八日（包括該日）10天平均收市價每股0.059港元溢價約69.49%；

(iv) 直至二零零五年八月十八日（包括該日）30天平均收市價每股0.053港元溢價約88.68%；及

(v) 每股經審核綜合資產淨值0.119港元（根據於二零零四年十二月三十一日經審核綜合資產淨值263,319,000港元－最近期刊發經審核數字及於二零零四年十二月三十一日之已發行股份2,216,154,331股計算）折讓15.97%。

儘管初步兌換價每股0.10港元較每股收市價大幅溢價，然而該價格乃等同股份之面值。因此，初步兌換價為現時兌換股份可合法發行之最低價格。

4. 本公司之股權架構

下表概述(i)於本公佈日期本公司之現有股權架構；及(ii)可兌換票據於按初步兌換價全數兌換後之本公司股權架構：

股東名稱	於本公佈日期 所持股份數目	於本公佈日期 佔本公司已發行股本百分比	緊隨全數兌換可兌換票據後 所持股份數目	緊隨全數兌換可兌換票據後 佔本公司擴大後已發行股本百分比
Modern Orbit Limited *(附註1)*	1,171,335,706	52.85	1,171,335,706	46.56
李文輝先生 *(附註2)*	40,303,120	1.82	40,303,120	1.60
李文彬先生 *(附註3)*	19,176,190	0.87	19,176,190	0.76
余金霞女士	52,097,162	2.35	52,097,162	2.07
孫志沖先生	471,900	0.02	471,900	0.02
李卓民先生 *(附註4)*	19,202,000	0.87	19,202,000	0.76
小計	1,302,586,078	58.78	1,302,586,078	51.77
公眾股東	913,568,253	41.22	913,568,253	36.31
認購方	0	0.00	300,000,000	11.92
總計	2,216,154,331	100.00	2,516,154,331	100.00

隨著香港經濟逐步復甦，本集團之財務業績已見好轉，於截至二零零四年十二月三十一日止年度已轉虧為盈。在現時息率不斷上升之環境下，董事相信，本公司獲得額外資金以於商機出現時拓展其貿易業務至為重要並對其有利。

誠如上文所述，錦興乃從事分銷及推廣家庭電子產品。本公司相信，錦興成為可兌換票據之持有人或當其行使可兌換票據所附帶之兌換權後成為股東，將使兩個集團於未來在此貿易業務範圍加強潛在合作機會。

發行可兌換票據所得款項淨額估計約為28,000,000港元（扣除因發行可兌換票據而產生之有關專業費用及雜項開支後），本公司擬將有關款項用作本公司之額外一般營運資金。

過去十二個月，本公司並無進行任何集資活動。

董事認為，可兌換票據之條款屬公平合理，而發行可兌換票據乃符合本公司及股東之整體利益。

8. 股份合併

由於股份之市價接近價格下限0.01港元，故應聯交所之要求及根據上市規則第13.64條，倘本公司決定落實股份合併建議，其將於本公佈日期起計六個月內召開股東特別大會，以考慮及批准股份合併。一旦本公司決議落實股份合併建議，其將另行公佈。

9. 一般事項

卓怡融資已就發行可兌換票據而獲委聘為本公司之財務顧問。

10. 釋義

於本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「卓怡融資」	指	卓怡融資有限公司，本公司之財務顧問，乃根據證券及期貨條例可從事第1類、第4類、第6類及第9類受規管活動之持牌法團
「聯繫人士」	指	具上市規則所賦予之涵義
「董事會」	指	董事會
「本公司」	指	和記行（集團）有限公司，於百慕達註冊成立之有限公司，其已發行股份於聯交所主板上市
「完成」	指	認購協議完成
「可兌換票據」	指	本公司擬根據認購協議發行於二零零八年到期本金額30,000,000港元票息7.25%之可兌換票據
「兌換價」	指	初步價格每股0.10港元，可予調整
「兌換股份」	指	於可兌換票據所附之兌換權獲行使後予以配發及發行之新股份
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「錦興」或「認購方」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市，為可兌換票據之認購方
「錦興集團」	指	錦興及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「上市規則」	指	聯交所證券上市規則
「主板」	指	早於創業板成立前已由聯交所營運並與創業板一同持續由聯交所營運之股票市場。為免生疑問，主板不包括創業板
「到期日」	指	可兌換票據之到期日，乃緊接可兌換票據發行日起計第三週年之前一日
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「認購協議」	指	本公司及認購方就認購可兌換票據而訂立日期為二零零五年八月十八日之有條件協議
「港元」	指	港元，香港之法定貨幣
「%」	指	百分比

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝

香港，二零零五年八月十八日

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志沖先生、李文彬先生及莊謀東先生；非執行董事余金霞女士；獨立非執行董事陳文生先生、李卓民先生及陳德興先生。

* *僅供識別*

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

須予披露交易
出售於中華人民共和國合營企業的股本權益

於二零零五年十二月三十日，本公司間接擁有89.92%權益的附屬公司勵駿汽車與法拉利訂立股權轉讓協議，內容為有關以代價870,000美元(相當於約6,800,000港元)轉讓該合營企業29%的股本權益。

法拉利為該合營企業的40%股本權益持有人，以及本集團分銷的品牌汽車供應商和本集團五大供應商之一。除所披露者外，就董事所知、所悉和所信並經所有合理查詢後，法拉利為獨立第三方。

該轉讓根據上市規則第14.08條構成本公司的須予披露交易。一份載有該轉讓詳情的通函將在本公佈日期後二十一日內寄發予本公司各股東。

該轉讓

股權轉讓協議

於二零零五年十二月三十日，勵駿汽車與法拉利訂立股權轉讓協議，內容為有關轉讓該合營企業29%的股本權益。

股權轉讓協議的主要條款如下：

訂約方：	(1) 勵駿汽車，本公司間接擁有89.92%權益的附屬公司，作為賣家；及
	(2) 法拉利，該合營企業的40%股本權益持有人，以及本集團分銷的品牌汽車供應商和本集團五大供應商之一。除所披露者外，就董事所知、所悉和所信並經所有合理查詢後，法拉利為獨立第三方，作為買家。
有關事項：	該合營企業的29%股本權益。
代價：	870,000美元(相當於約6,800,000港元)，於該轉讓完成時由法拉利支付予勵駿汽車。
	該代價相當於該合營企業3,000,000美元註冊資本的29%。
先決條件：	該轉讓的完成是附有條件的，當中條件包括獲中國相關機關對該轉讓之批准。

該合營企業

該合營企業於二零零四年八月二十七日在中國上海成立。於股權轉讓協議的日期，該合營企業由法拉利、勵駿汽車及一家中國夥伴分別持有40%、30%及30%股權。該合營企業的註冊資本為3,000,000美元(相當於約23,400,000港元)，由該合營企業的夥伴各按彼等各自股本權益比例出資。勵駿汽車所佔資本額為900,000美元(相當於約7,020,000港元)。該合營企業的業務範圍為汽車及其配件及輔助產品的進口、分銷及銷售。該合營企業為期十年，由二零零四年八月二十七日至二零一四年八月二十六日。

該轉讓完成時，該合營企業將由法拉利、該中國夥伴及勵駿汽車分別持有69%、30%及1%股權。勵駿汽車於該合營企業董事會現有兩名代表，該兩名代表將於中國相關機關批准該轉讓後隨即辭任。本公司執行主席兼行政總裁李文輝先生現擔任該合營企業主席，其於該轉讓完成時將被委任為合營企業的榮譽主席。

勵駿汽車於該合營企業的權益在本集團財務報表列為聯營公司權益，於二零零四年十二月三十一日及於二零零五年六月三十日的價值分別為4,764,778港元及3,797,993港元。

截至二零零四年十二月三十一日止年度就本集團於該合營企業的30%股本權益而言，應佔該合營企業虧損為2,260,605港元。

該轉讓的理由及所得款項用途

本集團主要從事空調及冷凍產品、視聽器材、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品的進口、市場推廣和分銷業務。

完成該轉讓後，該合營企業的訂約各方將訂立新合營企業合約，據此本集團將不再受現有合營企業合約的契約條文所制約，該條文規定本集團在未得該合營企業董事會批准下，不得從事與該合營企業類似或同樣業務及/或與其競爭的業務。由二零零六年起，本集團將可於中國若干城市(由本集團及該合營企業協定)從事品牌汽車的授權代理。董事相信，本集團作為授權代理商而非該合營企業的少數股東，將可獲取更多收益及盈利。董事同時相信，本集團作為「法拉利」及「瑪莎拉蒂」兩個品牌汽車在香港及澳門特別行政區的授權獨家進口商及代理商，擔任品牌汽車的授權代理商乃切合本集團的現有業務模式。

本集團於二零零五年六月三十日在合營企業的權益為3,797,993港元，據此，於完成該轉讓後本集團於截至二零零六年十二月三十一日止財政年度，將錄得出售收益約3,129,000港元(假設該轉讓於該財政年度內完成)。本集團將以該轉讓所得款項用於設立中國的代理權。

經考慮上述所提及的因素後，董事認為該轉讓的條款乃屬公平合理，並符合本公司及本公司股東的整體利益。

一般資料

該轉讓根據上市規則第14.08條構成本公司的須予披露交易。一份載有該轉讓詳情的通函將在本公佈日期後二十一日內寄發予本公司各股東。

釋義

在本公佈內，除另有界定者外，下列詞語具有下列涵義：

「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之獲豁免有限公司，其已發行股份於聯交所上市；
「代價」	指	870,000美元(相等於約6,800,000港元)；
「董事」	指	本公司董事；
「股權轉讓協議」	指	勵駿汽車與法拉利就該轉讓而於二零零五年十二月三十日訂立之股權轉讓協議；
「法拉利」	指	Ferrari S.p.A.，一家根據意大利法律註冊成立之有限責任公司；
「本集團」	指	本公司及其附屬公司，而本集團成員公司按此詮釋；
「港元」	指	港元，香港之法定貨幣；
「香港」	指	中國香港特別行政區；
「勵駿汽車」	指	勵駿汽車有限公司，本公司間接擁有89.92%之附屬公司；
「獨立第三方」	指	與本公司及其附屬公司之董事、主要行政人員及主要股東及彼等各自之聯繫人士(定義見上市規則)概無關連之獨立第三方；
「合營企業」	指	法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司，於中國上海成立之中外合資經營企業；
「上市規則」	指	聯交所證券上市規則;
「中國」	指	中華人民共和國，僅就本公佈而言，不包括香港、澳門特別行政區及台灣；
「聯交所」	指	香港聯合交易所有限公司；
「轉讓」	指	根據股權轉讓協議，轉讓於合營企業之29%股本權益；及
「美元」	指	美元，美利堅合眾國之法定貨幣。

於本公佈日期，董事會成員包括執行董事李永森先生、李文輝先生、孫志冲先生、李文彬先生及汪滌東先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

在本公佈內，1.00美元相當於7.80港元。有關匯率僅供參考，並不表示任何金額已經或曾可或可以按此匯率或任何其他匯率兌換。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零六年一月三日

* *僅供識別*

香港聯合交易所有限公司
部或任何部分內容而產生

HER

董事會宣佈，於二零零五
Speed將以現金代價總額

根據上市規則第14.06條
寄發予股東。

股份轉讓契據
日期：二零零五年十二月
訂約各方：

1. 賣方(作為賣方)。
連同其聯繫人士於
行股本約50%。於作
悉及所信，賣方並
則)，亦獨立於本公
2. Power Speed(作為買
附屬公司。

將予收購之資產：
根據股份轉讓契據，賣方
科技已發行股本之19.5%)
技為一家公眾公司，其股

代價及完成：
銷售股份之代價總額為
元)，按銷售股份由10,30
每股銷售股份之單價為新
支付。代價須於送交銷售
於台灣證券交易所完成必
讓銷售股份將於股份轉讓
讓契據不設最後完成日期

代價乃於訂約各方考慮到
商後達成。每股銷售股份
零零四年十二月三十一日
港元)折讓約41.31%，亦
之之每股資產淨值新台幣

銷售股份之代價將以本集

購回選擇權：
賣方將有選擇權，向Pow
技股份，可於股份轉讓契
該等股份即於本公佈日期
於二零零五年六月二十四
每1,000股已發行之經緯科
削減股本將於二零零六年
之單價須為新台幣5.80元
六厘複息計算之應計利息
11.2%。

其他主要條款：
訂約各方須於簽立股份轉
於台灣證券交易所完成必

為改善經緯科技集團之財
銷售股份後，為經緯科技
況，本集團可進一步增加
轉讓契據日期起計12個月
一步提供之資金而言其百
定上市規則第14章項下之
出任何資本承擔。

根據股份轉讓契據，倘賣
出售，Power Speed有權
而可能蒙受者向賣方收取

#82-3990

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

UPDATE ON PROCEEDINGS IN THE PEOPLE'S REPUBLIC OF CHINA INVOLVING A SUBSIDIARY

The Higher People's Court has on 24 January 2006 affirmed the decision of the Dongguan City Court and founded in favour of the Plaintiff.

Reference is made to the proceedings against 東莞長興制冷設備有限公司(Dongguan Changxing Refrigeration Equipment Co. Ltd.*) (the "Defendant"), a 92%-owned subsidiary of the Company instigated by 廣州市祥能置業投資有限公司 (Guangzhou City Cheungnan Investment Co., Ltd.*) (the "Plaintiff") on 26 March 2004 claiming for the amount of US$1,996,600 (equivalent to approximately HK$15.6 million) and interest thereon (the "Proceedings"), as disclosed in the circular issued by the Wo Kee Hong (Holdings) Limited (the "Company") dated 25 January 2006.

The Company was recently informed that the Guangdong Province Higher People's Court ("Higher People's Court") has on 24 January 2006 affirmed the decision of the Dongguan City Medium People's Court ("The Dongguan City Court") which founded in favour of the Plaintiff and ordered the Defendant to pay the Plaintiff an amount equivalent to aggregate of the outstanding principal amount claimed and interest thereon and court fees for the Proceedings. As at the date of this announcement, the aggregate amount payable by the Defendant pursuant to the order of The Dongguan City Court as affirmed by the Higher People's Court is approximately HK$31.1 million. The Defendant is currently seeking legal advice as to the possible course of action in light of the decision of the Higher People's Court. Accordingly, the Company is not yet in a position to assess the impact of the Proceedings.

The Defendant was acquired by the Company in early 1998. The Proceedings related to amounts borrowed by the Defendant in 1993, before the Defendant became a subsidiary of the Company and had not been disclosed to the Company by the vendor at the time of the acquisition in 1998. In light of the judgement by the Higher People's Court, the Company will conduct a review of the circumstances leading to the acquisition of the 92% interest in the Defendant and after seeking advice, will consider whether there is any possible course of action by the Company.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong.

At the date of this announcement, the board of directors of the Company comprises Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE and Mr. Tik Tung WONG, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

In this announcement, US$1.00 is taken to be equivalent to HK$7.80. The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been or may be exchanged at the abovementioned or any other rates.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 17 February 2006

* *for identification purposes only*

2006年2月20日 星期一

香港經濟日報 A42

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號:720)

有關涉及一家附屬公司於中華人民共和國提出法律程序的最新消息

於二零零六年一月二十四日,高級人民法院已確認東莞市法院的判決,判原告人勝訴。

謹此提述和記行(集團)有限公司(「本公司」)於二零零六年一月二十五日刊發的通函,當中披露有關於二零零四年三月二十六日,廣州市祥能置業投資有限公司(「原告人」)對本公司擁有92%權益的附屬公司東莞長興制冷設備有限公司(「抗辯人」)提出法律程序(「法律程序」),追討1,996,600美元(相等於約15,600,000港元)及相關利息。

本公司最近得悉,於二零零六年一月二十四日,廣東省高級人民法院(「高級人民法院」)已確認東莞市中級人民法院(「東莞市法院」)判原告人勝訴,判抗辯人向原告人支付相當於其索賠的未償本金額及相關利息合計的金額及法律程序的受理費。直至本公佈刊發日期為止,據高級人民法院的確認,抗辯人根據東莞市法院的指令應支付的金額合計約為31,100,000港元。抗辯人現正就高級人民法院的判決而可作出的相應行動尋求法律意見。因此,本公司尚未可以評估法律程序的影響。

抗辯人於一九九八年初被本公司收購。法律程序乃關於抗辯人於一九九三年(於抗辯人成為本公司的附屬公司前)借取的款項。於一九九八年收購抗辯人時,賣方並未向本公司披露有關事宜。鑑於高級人民法院的判決,本公司將檢討導致收購抗辯人92%權益的情況,並於尋求意見後,將考慮本公司能否作出任何相應行動。

本公佈是根據香港聯交所證券上市規則第13.09條而發表。

於本公佈日期,本公司董事會成員包括執行董事李永森先生、李文輝先生、孫志沖先生、李文彬先生及汪滌東先生;及非執行董事余金霞女士;以及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

在本公佈內,1.00美元相等於7.80港元。有關匯率僅供參考,並不表示任何金額已經或曾可或可以按此匯率或任何其他匯率兌換。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港,二零零六年二月十七日

* *僅供識別*

#82-3990

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

ANNOUNCEMENT

The Board will keep monitoring the performance of the share price of the Company and will review whether or not the Company should proceed with a share consolidation at the board meeting for considering the final results of the Company for the year ended 31 December 2005, which is expected to be held before end of April 2006.

Reference is made to the announcement made by Wo Kee Hong (Holdings) Limited (the "Company") dated 18 August 2005, relating to, among other things, that pursuant to Rule 13.64 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong (the "Listing Rules"), the Company will convene a special general meeting of the shareholders within six months from the date of the said announcement for the purpose of consideration and approve a consolidation of shares of the Company if it is decided to proceed with the implementation of the consolidation proposal.

The board of directors of the Company (the "Board") will keep monitoring the performance of the share price of the Company and will review whether or not the Company should proceed with a share consolidation at the board meeting for considering the final results of the Company for the year ended 31 December 2005, which is expected to be held before end of April 2006. In addition, it is proposed that if it is decided to proceed with the share consolidation, the Board would like to have the special general meeting for approving the share consolidation to be held on the same date as the forthcoming annual general meeting so as to save administrative costs of holding two separate general meetings.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

At the date of this announcement, the board of directors of the Company comprises Mr. Wing Sum LEE, Mr. Richard Man Fai LEE, Mr. Sammy Chi Chung SUEN, Mr. Jeff Man Bun LEE and Mr. Tik Tung WONG, all of whom are executive Directors; Ms. Kam Har YUE, who is a non-executive Director; Mr. Boon Seng TAN, Mr. Raymond Cho Min LEE, and Mr. Ying Kwan CHEUNG, all of whom are independent non-executive Directors.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Hong Kong, 23 February 2006

香港經濟日報　2006年2月24日　星期五

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份編號：720)

公佈

> 董事會將繼續監察本公司之股價表現，並將於考慮本公司截至二零零五年十二月三十一日止年度之末期業績之董事會會議(預期將於二零零六年四月底前舉行)上，審閱本公司應否進行股份合併。

謹提述和記行(集團)有限公司(「本公司」)於二零零五年八月十八日刊發之公佈，內容有關(其中包括)根據香港聯交所證券上市規則(「上市規則」)第13.64條，倘本公司決定落實執行股份合併建議，須於上述公佈日期起計六個月內召開股東特別大會，以考慮及批准本公司之股份合併。

本公司董事會(「董事會」)將繼續監察本公司之股價表現，並將於考慮本公司截至二零零五年十二月三十一日止年度之末期業績之董事會會議(預期將於二零零六年四月底前舉行)上，審閱本公司應否進行股份合併。此外，本公司建議，倘決定進行股份合併，董事會有意於下屆股東週年大會舉行當日同時舉行批准股份合併之股東特別大會，以節省分別舉行兩個股東大會之行政費用。

本公佈乃根據上市規則第13.09條而作出。

於本公佈日期，本公司董事會成員包括執行董事李永森先生、李文輝先生、孫志冲先生、李文彬先生及汪滌東先生；及非執行董事余金霞女士；以及獨立非執行董事陳文生先生、李卓民先生及張應坤先生。

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝

香港，二零零六年二月二十三日

* *僅供識別*

#82-3990

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

To : Mr. Wing Sum LEE
Mr. Richard Man Fai LEE
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG
Mr. Raymond Cho Min LEE
Mr. Boon Seng TAN
Mr. Kenji Tak Hing CHAN
Ms. Kam Har YUE

Notice is hereby given that a Meeting of the Directors of the Company will be held at the Conference Room 3 of Business Center (LG level), JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 22 September 2005 at 11:00 a.m. for the following purposes:-

AGENDA

(1) To approve the unaudited consolidated interim results of the Group for the six months ended 30 June 2005.

(2) To consider the payment of an interim dividend for the six months ended 30 June 2005, if any.

(3) To approve the draft press announcement of the interim results and the draft interim report for the six months ended 30 June 2005.

(4) To authorize the release of the interim results.

(5) To review the actual performance of the Group against the Management Plan for the period ending 31 December 2005.

(6) To report the status of Director and Officer Liability Insurance.

(7) To note the list of documents under seal approved for the period from 1 January 2005 to 30 June 2005.

(8) To transact any other business.

Dated this the 16th day of September 2005.

Phyllis Sum Yu NG
Company Secretary

CR

Companies Registry
公司註冊處

Form 表格 **ARF1**

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F 5056

1 Company Name 公司名稱

Wo Kee Hong (Holdings) Limited

2 Year of Annual Return 周年申報表年度

2005

(Note 註 2) **3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期**

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2004	To 至	31	12	2004

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名 : [signature]

(Name 姓名): (Phyllis Sum Yu NG) Date 日期 : 16 June 2005

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址
Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories, Hong Kong

Attn.: The Company Secretary

Specification No. 1/98
指明編號第 1/98 號

Your Receipt
Companies Registry
H.K.

16/06/2005 16:10:31
Submission No.: 229012295
CR NO.: F0005056
Sh. Form.: ARF1

Revenue Code	Amount(HKD)
109	$140.00

Paid By Receipt No.	Method	Amount(HKD)
9229001681 5	Chq	$140.00

Total Paid **$140.00**



Your Receipt
Companies Registry
H.K.

16/06/2005 16:10:31

Submission No.:	229012295
CR NO.:	F0005056
Sh. Form.:	ACF

Revenue Code	Amount(HKD)
13	$20.00

Paid By

Receipt No.	Method	Amount(HKD)
292290016816	Chq	$20.00
Total Paid		$20.00

Annual Report 2004

Certified True Copy

Director/Secretary

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

07	02	2006
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

SYH-05-7.2.06A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	117@	204		10,540,150					
Short position									

Interest in share options

@ share options lapsed

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,311,984,012	59.20
Short position		
Lending pool		

* Interest in shares: 1,211,638,826 (54.67%)

Interest in share options: 100,345,186 (4.53%)

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,301,443,862	58.73
Short position		
Lending pool		

* Interest in shares: 1,211,638,826 (54.67%)

interest in share options: 89,805,036 (4.05%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	786,575	
204#	89,018,461	
201*	6,738,732	
204*	33,564,388	
210*	1,171,335,706	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	89,018,461#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	33,564,388*	

Interest in share options

* Interest in shares

20. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholde	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

07	02	2006
(day)	(month)	(year)

Form 1.

25. Number of continuation sheets 1

26. Number of attachments

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	5,506,048 ^^	
403	6,292,629 ^^	
403	55,060,504 ^^	
403	786,575	
403	22,159,280 ^^	

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of substantial shareholder (English) as printed on HKID/Passport HOH (Surname)	Siew Yit (Other names)	**8. Name of substantial shareholder (Chinese)**
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

27	02	2006
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

SYH-06-27.2.06A-1

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	117		204	1,000,000	HKD	0.044	0.0434		
Short position									

* Interest in share options

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,301,443,862	58.73
Short position		
Lending pool		

* Interest in shares: 1,211,638,826 (54.67%)

interest in share options: 89,805,036 (4.05%)

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,302,443,862	58.77
Short position		
Lending pool		

* Interest in shares: 1,212,638,826 (54.72%)

interest in share options: 89,805,036 (4.05%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	786,575	
204#	89,018,461	
201*	6,738,732	
204*	34,564,388	
210*	1,171,335,706	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	89,018,461#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	34,564,388*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholde	Address	Number of shares	
		Long position	Short position

22. **Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	1,171,335,706	

23. **Further information from a party to an agreement under Section 317** *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

28	02	2006
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

SYH-06-27.2.06A-1

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	5,506,048 ^^	
403	6,292,629 ^^	
403	55,060,504 ^^	
403	786,575	
403	22,159,280 ^^	

Notes:-

^^ Share options granted to my spouse are included

FORM 1

INDIVIDUAL SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by an individual giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (i.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of his interest or his short position in such shares; and

(iii) Ceasing to have an interest in 5% of such shares (complete Boxes 1 to 16 and 24 only)

This Form must be completed in accordance with the directions and instructions in the Notes to Form 1.

1. Name of listed corporations Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of substantial shareholder (English) as printed on HKID/Passport		**8. Name of substantial shareholder (Chinese)**
HOH (Surname)	Siew Yit (Other names)	
6. HKID/Passport No. K537003(5)	**Country of issue of Passport**	**9. Chinese Character Code**
7. Address of substantial shareholder 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

28	02	2006
(day)	(month)	(year)

13. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	117		204	1,000,000	HKD		0.043		
Short position									

* Interest in share options

15. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,302,443,862	58.77
Short position		
Lending pool		

* Interest in shares: 1,212,638,826 (54.72%)

interest in share options: 89,805,036 (4.05%)

16. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,303,443,862	58.82
Short position		
Lending pool		

* Interest in shares: 1,213,638,826 (54.76%)

interest in share options: 89,805,036 (4.05%)

17. Capacity in which interests disclosed in Box 16 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201#	786,575	
204#	89,018,461	
201*	6,738,732	
204*	35,564,388	
210*	1,171,335,706	

Interest in share options

* Interest in shares

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
	(please see the continuation sheet)	

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	89,018,461#	
LEE Man Fai	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	35,564,388*	

Interest in share options

* Interest in shares

20. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholde	Address	Number of shares	
		Long position	Short position

22. Further information from a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
Modern Orbit Limited (The WS Lee Unit Trust)	P.O. Box 3340, Road Town, Tortola, British Virgin Islands	502	1,171,335,706	

23. Further information from a party to an agreement under Section 317 *(Please see Notes for further information required)*

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 1

01	03	2006
(day)	(month)	(year)

25. Number of continuation sheets 1

26. Number of attachments

Form 1.

SYH-07-28.2.06A-1

Continuation Sheet

18. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	5,506,048	^^
403	6,292,629	^^
403	55,060,504	^^
403	786,575	
403	22,159,280	^^

Notes:-

^^ Share options granted to my spouse are included

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Raymond Cho Min (Other names)	**8. Name of Director (Chinese)** 李卓民
6. HKID/Passport No. P835935(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262105873046
7. Address of Director Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

24	05	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

CML-04-24.5.05

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	1,000,000	HKD		0.048		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	7,415,858	0.33
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	8,415,858	0.38
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price@	Price on assignment	
Long position(s)							
Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ODE Asia Limited	1201, 12/F, Connaught Commercial Building, 185 Wanchai Road, Wanchai	M.W.Lee & Sons Enterprises Limited	100%	Y	1,000,000	
M.W.Lee & Sons Enterprises Limited	Room 1301, General Commercial Building, 156 Des Voeux Road Central, Hong Kong	H.Y.& H.T.Lee Brothers & Co, Ltd.	44.5%	N	1,000,000	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

24	MAY	2005
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

X

p.p. RAYMOND CHO MIN LEE

CML-04-24.5.05

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Raymond Cho Min (Other names)	李卓民
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P835935(4)		262105873046
7. Address of Director		**10. Daytime tel. No.**
Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

26	05	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

CML-05-26.5.05

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	1,100,000	HKD		0.047091		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	8,415,858	0.38
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	9,515,858	0.43
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ODE Asia Limited	1201, 12/F, Connaught Commercial Building, 185 Wanchai Road, Wanchai	M.W.Lee & Sons Enterprises Limited	100%	Y	1,100,000	
M.W.Lee & Sons Enterprises Limited	Room 1301, General Commercial Building, 156 Des Voeux Road Central, Hong Kong	H.Y.& H.T.Lee Brothers & Co, Ltd.	44.5%	N	1,100,000	

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

27	05	2005
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 3A.

CML-05-26.5.05

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Raymond Cho Min (Other names)	李卓民
6. HKID/Passport No. P835935(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262105873046
7. Address of Director Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

30	05	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

CML-06-30.5.05

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	874,000	HKD		0.046		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	9,515,858	0.43
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	10,389,858	0.47
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							
Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ODE Asia Limited	1201, 12/F, Connaught Commercial Building, 185 Wanchai Road, Wanchai	M.W.Lee & Sons Enterprises Limited	100%	Y	874,000	
M.W.Lee & Sons Enterprises Limited	Room 1301, General Commercial Building, 156 Des Voeux Road Central, Hong Kong	H.Y.& H.T.Lee Brothers & Co, Ltd.	44.5%	N	874,000	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

30	MAY	2005
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

p.p. RAYMOND CHO MIN LEE

CML-06-30.5.05

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	2,216,154,331

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Raymond Cho Min (Other names)	李卓民
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P835935(4)		262105873046
7. Address of Director		**10. Daytime tel. No.**
Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

31	05	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

CML-07-31.5.05

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	3,026,000	HKD		0.047165		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	10,389,858	0.47
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	13,415,858	0.61
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ODE Asia Limited	1201, 12/F, Connaught Commercial Building, 185 Wanchai Road, Wanchai	M.W.Lee & Sons Enterprises Limited	100%	Y	3,026,000	
M.W.Lee & Sons Enterprises Limited	Room 1301, General Commercial Building, 156 Des Voeux Road Central, Hong Kong	H.Y.& H.T.Lee Brothers & Co, Ltd.	44.5%	N	3,026,000	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

31	05	2005
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

p.p. RAYMOND CHO MIN LEE

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Raymond Cho Min (Other names)	**8. Name of Director (Chinese)** 李卓民
6. HKID/Passport No. P835935(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262105873046
7. Address of Director Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

02	06	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

CML-08-2.6.05

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	784,000	HKD		0.047		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	13,415,858	0.61
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	14,199,858	0.64
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							
Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ODE Asia Limited	1201, 12/F, Connaught Commercial Building, 185 Wanchai Road, Wanchai	M.W.Lee & Sons Enterprises Limited	100%	Y	784,000	
M.W.Lee & Sons Enterprises Limited	Room 1301, General Commercial Building, 156 Des Voeux Road Central, Hong Kong	H.Y.& H.T.Lee Brothers & Co, Ltd.	44.5%	N	784,000	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

02	JUNE	2005
(day)	(month)	(year)

25. Number of continuation sheets ☐

26. Number of attachments ☐

Form 3A

p.p. RAYMOND CHO MIN LEE

CML-08-2.6.05

#82-3990

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;
(ii) Changes in the nature of his interest in such shares; and
(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Raymond Cho Min (Other names)	**8. Name of Director (Chinese)** 李卓民
6. HKID/Passport No. P835935(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262105873046
7. Address of Director Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

06	06	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ Interest in the shares (if later)

(day)	(month)	(year)

CML-09-6.6.05

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	3,600,000	HKD		0.050		
Short position									

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	14,199,858	0.64
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	17,799,858	0.80
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - If derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							
Short position(s)							

CML-09-6.6.05

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ODE Asia Limited	1201, 12/F, Connaught Commercial Building, 185 Wanchai Road, Wanchai	M.W.Lee & Sons Enterprises Limited	100%	Y	3,600,000	
M.W.Lee & Sons Enterprises Limited	Room 1301, General Commercial Building, 156 Des Voeux Road Central, Hong Kong	H.Y.& H.T.Lee Brothers & Co, Ltd.	44.5%	N	3,600,000	

CML-09-6.6.05

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further Information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further Information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

06	JUNE	2005
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

p.p RAYMOND CHO MIN LEE

Form 3A.

CML-09-6.6.05

#82-3990

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Raymond Cho Min (Other names)	**8. Name of Director (Chinese)** 李卓民
6. HKID/Passport No. P835935(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262105873046
7. Address of Director Room 2902-3, Lippo Centre, Tower Two, Admiralty, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

07	06	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	3,616,000	HKD		0.0516		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	17,799,858	0.80
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	21,415,858	0.97
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							
Short position(s)							

CML-10-7.6.05

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
ODE Asia Limited	1201, 12/F, Connaught Commercial Building, 185 Wanchai Road, Wanchai	M.W.Lee & Sons Enterprises Limited	100%	Y	3,616,000	
M.W.Lee & Sons Enterprises Limited	Room 1301, General Commercial Building, 156 Des Voeux Road Central, Hong Kong	H.Y.& H.T.Lee Brothers & Co, Ltd.	44.5%	N	3,616,000	

CML-10-7.6.05

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further Information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

07	JUNE	2005
(day)	(month)	(year)

25. Number of continuation sheets ☐

26. Number of attachments ☐

Form 3A

Raymond C. Lee

RAYMOND CHI MUN LEE

CML-10-7.6.05

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport SUEN (Surname)	Sammy Chi Chung (Other names)	**8. Name of Director (Chinese)** 孫志冲
6. HKID/Passport No. A607457(2)	**Country of issue of Passport**	**9. Chinese Character Code** 132718070394
7. Address of Director Flat C-5, 8 Seymour Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

06	02	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	136		201	471,944					
Short position									

interest in share options

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	12,007,223	0.54
Short position		

* interest in shares: 471,900 (0.02%)

interest in share options: 11,535,323 (0.52%)

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	11,535,279	0.52
Short position		

* interest in shares: 471,900 (0.02%)

interest in share options: 11,063,379 (0.50%)

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	06/02/2000	05/02/2006		HK$0.2325		lapsed

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

07	02	2006
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

SS-04-6.2.06A-2

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

07	02	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

RL-05-7.2.06A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position#	136@	204		10,540,150					
Short position									

interest in share options

@ share options lapsed

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,311,984,012	59.20
Short position		

* interest in shares: 1,211,638,826 (54.67%)

interest in share options: 100,345,186 (4.53%)

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,301,443,862	58.73
Short position		

* interest in shares: 1,211,638,826 (54.67%)

interest in share options: 89,805,036 (4.05%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	07/02/2000	06/02/2006		HK$0.2325		lapsed

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position
HOH Siew Yit	2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.	314,631 #	

Interest in share options

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

07	02	2006
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Wing Sum (Other names)	**8. Name of Director (Chinese)** 李永森
6. HKID/Passport No. A001574(4)	**Country of issue of Passport**	**9. Chinese Character Code** 262130572773
7. Address of Director Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

11	02	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

WSL-05-11.2.06A-2

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	136@	201		10,225,519					
Short position									

@ share options lapsed

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position#	70,646,133	3.19
Short position		

Interest in share options

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position#	60,420,614	2.73
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	11/02/2000	10/02/2006		HK$0.2325		0

Short position(s)							

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

14	02	2006
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

WSL-05-11.2.06A-2

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport LEE (Surname)	Man Fai (Other names)	**8. Name of Director (Chinese)** 李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

27	02	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

RL-06-27.2.06A-1

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	121		201	1,000,000	HKD	0.044	0.0434		
Short position									

* interest in share

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,301,443,862	58.73
Short position		

* interest in shares: 1,211,638,826 (54.67%)

interest in share options: 89,805,036 (4.05%)

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position*#	1,302,443,862	58.77
Short position		

* interest in shares: 1,212,638,826 (54.72%)

interest in share options: 89,805,036 (4.05%)

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							

Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

28	02	2006
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

RL-06-27.2.06A-1

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class** 2,216,154,331
3. Class of shares	Ordinary	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LEE (Surname)	Man Fai (Other names)	李文輝
6. HKID/Passport No. D197329(1)	**Country of issue of Passport**	**9. Chinese Character Code** 262124296540
7. Address of Director 2/F., 1C Shiu Fai Terrace, Stubbs Road, Hong Kong.		**10. Daytime tel. No.** 25144880
		11. e-mail address

12. Date of relevant event

28	02	2006
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

#82-3990

RL-07-28.2.06A-1

14. **Details of relevant event**

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position*	121		201	1,000,000	HKD		0.043		
Short position									

* interest in share

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	1,302,443,862	58.77
Short position		

* interest in shares: 1,212,638,826 (54.72%)

interest in share options: 89,805,036 (4.05%)

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position*#	1,303,443,862	58.82
Short position		

* interest in shares: 1,213,638,826 (54.76%)

interest in share options: 89,805,036 (4.05%)

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)							

Short position(s)							

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

23. Further information *from a party to an agreement* under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

01	03	2006
(day)	(month)	(year)

25. Number of continuation sheets [ ]

26. Number of attachments [ ]

Form 3A.

RL-07-28.2.06A-1

#82-3990

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

RECEIVED

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 30 December 2005

Present: Mr. Richard Man Fai LEE

Mr. Sammy Chi Chung SUEN

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Expiry of Share Options**

It was noted that Pursuant to the Clause 7(b) of the 2001 and 2002 Share Option Schemes adopted by the Company on 28 June 2001 and 30 May 2002 respectively (the "Schemes"), the Options should lapse automatically on the expiry of the period of three months following the date the Grantee ceased to be the employee of the Company or its relevant Subsidiaries.

It was reported that the employees listed on the Appendix had ceased to be the employees of the Company or its relevant Subsidiaries as at 30 September 2005.

It was resolved that the Options granted to the employees listed on the Appendix be lapsed pursuant to Clause 7(b) of the Schemes.

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

Appendix

Share Options should be lapsed due to termination of employment of Grantee on or before 30 September 2005

Name of the employees	Date of cessation to be employees	No. of options lapsed	
		2001 Share Option Scheme	2002 Share Option Scheme
LEUNG Hung Wai	31-Aug-05	157,313	-
YIP Wai Leung	30-Apr-05	157,313	-
CHAN Chi Fun	31-Aug-05		1,573,156
LEUNG Hung Wai	31-Aug-05	-	2,359,734
YIP Wai Leung	30-Apr-05	-	3,146,314
Total no. of share options lapsed		314,626	7,079,204

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 31 January 2006

Present: Mr. Richard Man Fai LEE
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Expiry of Share Options**

It was noted that Pursuant to the Clause 7(a) of the 1991 Share Option Scheme adopted by the Company on 22 June 1991, the Options should lapse automatically on the expiry of the Option Period.

It was reported and confirmed that the Options listed on the Appendix lapsed as at 31 January 2006.

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

Appendix

Share Options should be lapsed due to the expiry of the Option Period

Name of the employee	Expiry date of the Option Period	No. of Options lapsed 1991 Share Option Scheme
ADAMCZYK Herbert	31-Jan-06	471,944
Total no. of share options lapsed		471,944

#82-3990

Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

Minutes of Meeting of Executive Directors' Committee of the Company held at 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on 17 February 2006

Present: Mr. Richard Man Fai LEE

Mr. Sammy Chi Chung SUEN

Mr. Jeff Man Bun LEE

Mr. Tik Tung WONG

1. **Chairman**

Mr. Richard Man Fai LEE took the chair of the Meeting.

2. **Quorum**

The necessary quorum for the Meeting was present.

3. **Expiry of Share Options**

It was noted that Pursuant to the Clause 7(a) of the 1991 Share Option Scheme adopted by the Company on 22 June 1991, the Options should lapse automatically on the expiry of the Option Period.

It was reported and confirmed that the Options listed on the Appendix lapsed as at the respective expiry dates.

4. **Termination**

There being no further business, the Chairman declared the Meeting closed.

Chairman

Appendix

Share Options should be lapsed due to the expiry of the Option Period

Name of the employees	Expiry date of the Option Period	No. of Options lapsed 1991 Share Option Scheme
CHAN Wing Ning	17-Feb-06	12,584
CHAN Yau On	17-Feb-06	15,730
CHENG Chi Wai	9-Feb-06	12,584
CHEONG Shu Lam	16-Feb-06	31,462
CHEUNG Chi Ming (IMSS)	16-Feb-06	9,438
CHEUNG Wing Hung	12-Feb-06	25,168
CHIA Kwang Liang	10-Feb-06	47,192
CHOW Man Wai	16-Feb-06	12,584
CHOW Tak Shing	17-Feb-06	15,730
CHUA Soo Hiong	17-Feb-06	47,192
CHUNG Fai Ngai	16-Feb-06	9,438
FUNG Ho Yin	16-Feb-06	12,584
GAO Mei Hua	17-Feb-06	94,387
HO Kwok Wai	11-Feb-06	15,730
HOH Siew Yit	7-Feb-06	314,631
IP Tin Kit	14-Feb-06	25,168
IP Wing Yan	16-Feb-06	9,438
KONG Yung Fai	16-Feb-06	7,865
KWAN Kam Kwan	16-Feb-06	12,584
LAU Sui Lun	16-Feb-06	12,584
LAW Koon Lam	7-Feb-06	9,438
LEE Man Fai Richard	6-Feb-06	10,225,519
LEE Wai Kwan	17-Feb-06	9,438
LEE Wing Sum	10-Feb-06	10,225,519
LEUNG Kwok Ho	16-Feb-06	12,584
LI Kwok Wa	16-Feb-06	12,584
LIM Sau Hoo	17-Feb-06	78,655
LO Kam Wing	12-Feb-06	31,462
LOO Teck Khoon	10-Feb-06	47,192
MAH Toong Hiong	12-Feb-06	47,192
NG Ka Fai	17-Feb-06	9,438
NYAM Tee Wan	12-Feb-06	47,192
ONG Bock Lim	13-Feb-06	31,462
SUEN Chi Chung Sammy	5-Feb-06	471,944
SUM Pang	14-Feb-06	12,584
TAM Wai Wa	16-Feb-06	12,584
TANG Mei Ling	17-Feb-06	47,192
WONG Pik Shan	13-Feb-06	9,438
WONG Wai Hung	17-Feb-06	12,584
WU Hon Wing	13-Feb-06	12,584
YAU Yu Cheung	9-Feb-06	157,313
YEO Eng Keng	10-Feb-06	62,925
YUEN Siu Hung	16-Feb-06	12,584
YUEN Wai Chung	13-Feb-06	12,584
Total no. of share options lapsed		22,356,064

#82-3990

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTEN...

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular to the purchaser(s) or transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

DISCLOSEABLE TRANSACTION

DISPOSAL OF PROPERTIES IN THE PEOPLE'S REPUBLIC OF CHINA

4 August 2005

* *For identification purposes only*

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"associates"	has the same meaning ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability, whose Shares are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Disposal"	the disposal of the interest in the Properties by the Vendors to the Purchasers pursuant to the Sale & Purchase Agreements;
"Group"	The Company and its subsidiaries and members of the Group shall be construed accordingly;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"Independent Third Party"	an independent third party not connected with the Company and its connected persons (as defined in the Listing Rules);
"Latest Practicable Date"	2 August 2005, being the latest practicable date for ascertaining certain information referred to herein prior to the printing of this circular;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	The People's Republic of China, which for the sole purpose of this circular, excludes Hong Kong, Macau and Taiwan;
"Properties"	three pieces of property comprised of Room 1908, Room 1909 and Room 1910, and each a "Property";
"Purchasers"	six individuals, each an Independent Third Party who are the partners of the Tenant;
"RMB"	Renminbi, the lawful currency of the PRC;

"Room 1908"	a piece of commercial property situated at Room 1908 Beijing Bright China Chang An Building, No.7 Jianguomennei Da Jie, Doncheng District, Beijing, the PRC and is currently occupied by the Tenant;
"Room 1909"	a piece of commercial property situated at Room 1909 Beijing Bright China Chang An Building, No.7 Jianguomennei Da Jie, Doncheng District, Beijing, the PRC and is currently occupied by the Tenant;
"Room 1910"	a piece of commercial property situated at Room 1910 Beijing Bright China Chang An Building, No.7 Jianguomennei Da Jie, Doncheng District, Beijing, the PRC and is currently occupied by the Tenant;
"Sale & Purchase Agreements"	the three sale and purchase agreements all dated 13 July 2005 entered into between the Vendors and the Purchasers, particulars of which are set out in the paragraph headed "The Disposal – the Sale and Purchase Agreements" in this circular, and each a "Sale & Purchase Agreement";
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Share(s);
"sq.m."	square metre;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Tenant"	Alliance Law Firm (頤合律師事務所), the tenant of the Properties pursuant to a tenancy agreement dated 19 July 2002; and
"Vendors"	Advanced Point Limited, Advanced Honour Limited and Advanced Seas Limited, each an indirect wholly owned subsidiary of the Company holding the interests to Room 1908, Room 1909 and Room 1910 respectively, and each a "Vendor".

In this circular, RMB1.06 is taken to be equivalent to HK$1.00. The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been or may be exchanged at the abovementioned or any other rates.

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司 *

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Kenji Tak Hing CHAN

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

4 August 2005

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
DISPOSAL OF PROPERTIES IN THE PEOPLE'S REPUBLIC OF CHINA

INTRODUCTION

On 15 July 2005, the Company announced that the Vendors entered into the Sale & Purchase Agreements with the Purchasers on 13 July 2005 to dispose of their respective interests in the Properties for cash consideration of RMB4,520,016 (equivalent to approximately HK$4,264,166), RMB3,527,011 (equivalent to approximately HK$3,327,369) and RMB1,952,973 (equivalent to approximately HK$1,842,427) respectively.

The Disposal under the Sale & Purchase Agreements is aggregated as if it is one transaction under Rule 14.22 of the Listing Rules and the aggregation of the transactions contemplated under the Sale & Purchase Agreements constitute a discloseable transaction under Rule 14.08 of the Listing Rules.

The purpose of this circular is to provide Shareholders with details of the Disposal.

* *For identification purposes only*

THE DISPOSAL

The Sale & Purchase Agreements

On 13 July 2005, the Vendors entered into the Sale & Purchase Agreements with the Purchasers to dispose of their respective interests in the Properties for cash consideration of RMB4,520,016 (equivalent to approximately HK$4,264,166), RMB3,527,011 (equivalent to approximately HK$3,327,369) and RMB1,952,973 (equivalent to approximately HK$1,842,427) respectively.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, each of the Purchasers is an Independent Third Party.

The following is a summary of the principal terms of the Sale & Purchase Agreements:

Property:	Room 1908	Room 1909	Room 1910
Date:	13 July 2005	13 July 2005	13 July 2005
Vendor:	Advanced Point Limited, an indirect wholly owned subsidiary of the Company	Advanced Honour Limited, an indirect wholly owned subsidiary of the Company	Advanced Seas Limited, an indirect wholly owned subsidiary of the Company
Purchaser:	Six individuals, who are each an Independent Third Party	Six individuals, who are each an Independent Third Party	Six individuals, who are each an Independent Third Party
Consideration:	RMB4,520,016 (equivalent to approximately HK$4,264,166) payable in the following manner:	RMB3,527,011 (equivalent to approximately HK$3,327,369) payable in the following manner:	RMB1,952,973 (equivalent to approximately HK$1,842,427) payable in the following manner:
	– as to RMB904,003 (equivalent to approximately HK$852,833) as deposit (the "1908 Deposit") paid on the date of the signing of the relevant Sale & Purchase Agreement;	– as to RMB705,402 (equivalent to approximately HK$665,474) as deposit (the "1909 Deposit") paid on the date of the signing of the relevant Sale & Purchase Agreement;	– as to RMB390,595 (equivalent to approximately HK$368,486) as deposit (the "1910 Deposit") paid on the date of the signing of the relevant Sale & Purchase Agreement;
	– as to RMB1,356,005 (equivalent to approximately HK$1,279,250) paid on the date of the signing of the relevant Sale & Purchase Agreement	– as to RMB1,058,103 (equivalent to approximately HK$998,210) paid on the date of the signing of the relevant Sale & Purchase Agreement	– as to RMB585,892 (equivalent to approximately HK$552,728) paid on the date of the signing of the relevant Sale & Purchase Agreement

	– the balance (after setting off the 1908 Deposit) of RMB2,260,008 (equivalent to approximately HK$2,132,083) payable within three days before the application of the transfer of the title of Room 1908.	– the balance (after setting off the 1909 Deposit) of RMB1,763,506 (equivalent to approximately HK$1,663,685) payable within three days before the application of the transfer of the title of Room 1909.	– the balance (after setting off the 1910 Deposit) of RMB976,486 (equivalent to approximately HK$921,213) payable within three days before the application of the transfer of the title of Room 1910.
	In addition the Purchasers shall pay additional fees comprising of management fee deposit, electricity deposit etc.	In addition the Purchasers shall pay additional fees comprising of management fee deposit, electricity deposit etc.	In addition the Purchasers shall pay additional fees comprising of management fee deposit, electricity deposit etc.
	The consideration is agreed upon after arm's length negotiation between the parties.	The consideration is agreed upon after arm's length negotiation between the parties.	The consideration is agreed upon after arm's length negotiation between the parties.
Area transferred and condition:	232.6 sq.m. on an "as is basis"	181.5 sq.m. on an "as is basis"	100.5 sq.m. on an "as is basis"
Charge over the Properties:	Room 1908 is currently under a charge to Citic Ka Wah Bank Limited	Room 1909 is currently under a charge to Citic Ka Wah Bank Limited	Room 1910 is currently under a charge to Citic Ka Wah Bank Limited
Title to the Properties:	The application to the relevant Land Bureau for the transfer of the title of Room 1908 will be made by the parties within 3 days from the date of payment of the consideration in full.	The application to the relevant Land Bureau for the transfer of the title of Room 1909 will be made by the parties within 3 days from the date of payment of the consideration in full.	The application to the relevant Land Bureau for the transfer of the title of Room 1910 will be made by the parties within 3 days from the date of payment of the consideration in full.

Default:	– In case of default by the Purchasers, the Purchasers shall pay a sum equal to 0.05% of any unpaid balance of the consideration or any additional fees per day up to a maximum of 15 days. At the end of the 15 days, if the Purchasers remain in default, the Vendor shall have the right to notify the Purchasers in writing of the termination of the Sale & Purchase Agreement and the Deposit shall be forfeited. – In case of default by the Vendor in timely completion of all necessary transfer procedures, the Vendor shall pay an amount equal to 0.05% of any amount already paid by the Purchasers per day up to a maximum of 15 days. At the end of 15 days, the Purchasers shall have the right to give written notice of termination of the Sale & Purchase Agreement and within 5 days of receipt of such notice, the Vendor shall repay all amounts advanced by the Purchasers (without interest) as well as double the amount of the 1908 Deposit.	– In case of default by the Purchasers, the Purchasers shall pay a sum equal to 0.05% of any unpaid balance of the consideration or any additional fees per day up to a maximum of 15 days. At the end of the 15 days, if the Purchasers remain in default, the Vendor shall have the right to notify the Purchasers in writing of the termination of the Sale & Purchase Agreement and the Deposit shall be forfeited. – In case of default by the Vendor in timely completion of all necessary transfer procedures, the Vendor shall pay an amount equal to 0.05% of any amount already paid by the Purchasers per day up to a maximum of 15 days. At the end of 15 days, the Purchasers shall have the right to give written notice of termination of the Sale & Purchase Agreement and within 5 days of receipt of such notice, the Vendor shall repay all amounts advanced by the Purchasers (without interest) as well as double the amount of the 1909 Deposit.	– In case of default by the Purchasers, the Purchasers shall pay a sum equal to 0.05% of any unpaid balance of the consideration or any additional fees per day up to a maximum of 15 days. At the end of the 15 days, if the Purchasers remain in default, the Vendor shall have the right to notify the Purchasers in writing of the termination of the Sale & Purchase Agreement and the Deposit shall be forfeited. – In case of default by the Vendor in timely completion of all necessary transfer procedures, the Vendor shall pay an amount equal to 0.05% of any amount already paid by the Purchasers per day up to a maximum of 15 days. At the end of 15 days, the Purchasers shall have the right to give written notice of termination of the Sale & Purchase Agreement and within 5 days of receipt of such notice, the Vendor shall repay all amounts advanced by the Purchasers (without interest) as well as double the amount of the 1910 Deposit.

The Properties

The Properties are located respectively at Room 1908, Room 1909 and Room 1910. Each of the respective Vendors is the holder of the land use rights of the Properties for a term of 50 years commencing from 2 December 1993.

The Properties were acquired by the Group in 1994 for investment purposes and are freely transferable and can be used for commercial purposes and is currently occupied by the Tenant for use as office space until 19 July 2005. The net rental income of the Properties for the year 2004 was HK$490,096 after deducting all relevant expenses.

The Disposal will result in a book loss of approximately HK$3,046,038 for the year ending 31 December 2005.

REASONS FOR THE DISPOSAL AND USE OF PROCEEDS

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories and other electronic and electrical products.

The consideration for the Properties was arrived at pursuant to arm's length negotiations between the parties having regard to the book value of the Properties as well as the property market in Beijing. Having also considered the price offered by the Purchaser the Board sees this as a good opportunity to realise the Properties so that the Company's assets could be utilised in a more effective way and which would assist in reducing the gearing levels of the Company and reduce interest expenses. The proceeds being realised will be used as general working capital of the Group.

The aggregate consideration for the Disposal is RMB10,000,000 (equivalent to approximately HK$9,433,962) and will realise an aggregate loss of approximately HK$3,046,038 over the aggregate audited book value of the Properties of HK$12,480,000 as at 31 December 2004. Upon completion of the Disposal, the value of the net assets of the Group will be decreased by approximately HK$3,046,038 as compared to the net asset value of the Group as at 31 December 2004. Save as disclosed, the Directors do not expect any immediate material effect on the earnings, assets and liabilities of the Company or the Group with the completion of the Disposal.

Taking into account the abovementioned factors, the Directors are of the view that the terms of the Disposal are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendix.

Yours faithfully,
On behalf of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS IN SECURITIES

As at the Latest Practicable Date, the interests and short positions of each Director and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(i) Beneficial interest and short position in Shares as at the Latest Practicable Date:

	Number of Shares			
Directors	**Personal interests**	**Family interests**	**Corporate interests**	**Total**
Mr. Richard Man Fai LEE	33,564,388	6,738,732 *(Note 1)*	1,171,335,706 *(Note 2)*	1,211,638,826
Mr. Jeff Man Bun LEE	4,719,000	-	1,185,792,896 *(Notes 2&3)*	1,190,511,896
Ms. Kam Har YUE	52,097,162	-	1,171,335,706 *(Note 2)*	1,223,432,868
Mr. Sammy Chi Chung SUEN	471,900	—	—	471,900
Mr. Raymond Cho Min LEE	—	—	19,202,000 *(Note 4)*	19,202,000

Notes:

1. The 6,738,732 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.
2. The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.
3. Out of the 1,185,792,896 Shares, 14,457,190 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.
4. The 19,202,000 Shares are owned by ODE Asia Limited, 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.
5. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

(ii) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Directors	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share *HK$*
Mr. Wing Sum LEE	21 December 1999	10,225,519	11 February 2000 – 10 February 2006	0.2325
	11 February 2000	4,719,470	21 March 2000 – 20 March 2006	0.5422
	10 August 2001	55,060,504	16 September 2001 – 15 September 2007	0.1661
	24 September 2002	640,640	24 September 2002 – 23 September 2008	0.1000
Mr. Richard Man Fai LEE	21 December 1999	10,540,150*	7 February 2000 – 6 February 2006	0.2325
	11 February 2000	5,506,048	18 March 2000 – 17 March 2006	0.5422
	28 May 2001	6,292,629	29 June 2001 – 28 June 2007	0.1661
	10 August 2001	55,060,504	16 September 2001 – 15 September 2007	0.1661
	29 August 2001	786,575*	30 September 2001 – 29 September 2007	0.1661
	24 September 2002	22,159,280	24 September 2002 – 23 September 2008	0.1000
Mr. Jeff Man Bun LEE	4 June 2002	3,146,314	4 June 2002 – 3 June 2008	0.1000
	24 September 2002	1,430,000	24 September 2002 – 23 September 2008	0.1000
Mr. Sammy Chi Chung SUEN	21 December 1999	471,944	6 February 2000 – 5 February 2006	0.2325
	11 February 2000	786,575	22 March 2000 – 21 March 2006	0.5422
	18 January 2001	409,019	6 March 2001 – 5 March 2007	0.1661
	10 August 2001	1,573,156	19 September 2001 – 18 September 2007	0.1661
	4 June 2002	6,292,629	4 June 2002 – 3 June 2008	0.1000
	24 September 2002	2,002,000	24 September 2002 – 23 September 2008	0.1000

* *Share options granted to Mr. Richard Man Fai LEE's spouse are included.*

Directors	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share *HK$*
Ms. Kam Har YUE	29 August 2001	786,575	30 September 2001 – 29 September 2007	0.1661
Mr. Raymond Cho Min LEE	4 June 2002	2,202,418	4 June 2002 – 3 June 2008	0.1000
	24 September 2002	11,440	24 September 2002 – 23 September 2008	0.1000
Mr. Boon Seng TAN	4 June 2002	2,202,418	4 June 2002 – 3 June 2008	0.1000
	24 September 2002	11,440	24 September 2002 – 23 September 2008	0.1000

(iii) Beneficial interest and short position in shares in associated corporations as at the Latest Practicable Date:

Directors	Associated corporations in which shares or equity interest are held or interested	Number of shares or amount of equity interest held or interested	Class and/or description of shares
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	Non-voting deferred shares
	Wo Kee Hong Limited	8,500	Non-voting deferred shares
	Wo Kee Services Limited	1	Non-voting deferred share
Ms. Kam Har YUE	Forward International Corporation, Limited	34,335	Non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	Non-voting deferred shares
	Stoneycroft Estates Limited	340,000	Non-voting deferred shares
	Wo Kee Hong Limited	400	Non-voting deferred shares

Save as disclosed above, none of the Directors and chief executive of the Company has any interests and short position in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange as at the Latest Practicable Date.

(iv) Directors' interest in assets and/or arrangement

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been since 31 December 2004 (being the date to which the latest published audited consolidated accounts of the Group was made up) acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, there is no contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Group as a whole.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as known to the Directors and chief executive of the Company, persons other than the Directors or chief executive of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group are as follows:

Company name	Number of Shares	Approximate % of the total issued Shares as at the Latest Practicable Date
Modern Orbit Limited	1,171,335,706	52.85%

Note: The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

Save as disclosed, so far as known to the Directors and chief executive of the Company, there are no other persons other than the Directors or chief executive of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent. or more the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

4. SERVICE CONTRACT

There is no service contract between the Directors and members of the Group which does not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. COMPETING INTERESTS

None of the Directors and his/her associates is interested directly or indirectly in a business, apart from his/her interest in the Company, which competes or is likely to compete with the business of the Group.

6. LITIGATION

(a) 廣州市祥能置業投資有限公司 (Guangzhou City Cheungnan Investment Co., Ltd.* (the "Plaintiff") instigated a proceedings against 東莞長興制冷設備有限公司 (Dongguan Changxing Refrigeration Equipment Co. Ltd.*) (the "Defendant"), a 92% owned subsidiary of the Company at the Dongguan City Medium People's Court. The Plaintiff alleged that an amount of approximately HK$29.2 million, being outstanding principal and interest thereon, was owed to it by the Defendant. The matter was brought before the Dongguan City Medium People's Court for trial on 22 March 2005. At the said hearing, the proceedings were adjourned without a fixed return date before the court. The Group will continue to take appropriate actions upon advice by its legal advisers as the proceedings develop.

(b) Jasbir Singh, the proprietor of Supreme Electronic Industry commenced legal proceedings against, among others, WKH Communications PVT Ltd. ("WKH Communications") and WKH India PVT Limited ("WKH India") for an amount of approximately HK$1.3 million allegedly owed by WKH Communications. WKH India, a subsidiary of the Company is the guarantor of WKH Communications. The first hearing date of these proceedings has been fixed to take place on 7 October 2005. The Group has retained a firm of Indian lawyers to advise and represent WKH India in the proceedings and will take appropriate actions as advised by its legal advisers.

Save as disclosed herein, no member of the Group is engaged in any litigation or arbitration of material importance and the Directors are not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

7. MISCELLANEOUS

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and the principal office is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

(b) The secretary of the Company is Ms. Phyllis Ng, who is an associate member of The Hong Kong Institute of Company Secretaries.

(c) The qualified accountant of the Company appointed pursuant to Rule 3.24 is Tik Tung WONG, CPA, FCCA.

(d) The English text of this circular shall prevail over the Chinese text.

5. 構成競爭之權益

董事及其聯繫人士概無於任何與本集團業務構成或可能構成競爭之業務中直接或間接擁有權益（於本公司之權益除外）。

6. 訴訟

(a) 廣州市祥能置業投資有限公司(Guangzhou City Cheungnan Investment Co., Ltd.*)(「原告人」)向東莞市中級人民法院對本公司擁有92%權益之附屬公司東莞長興制冷設備有限公司 (Dongguan Changxing Refrigeration Equipment Co. Ltd.*)(「抗辯人」)提出法律程序。原告人指稱抗辯人並無償還約29,200,000港元之本金額及相關利息。於二零零五年三月二十二日，該案件由東莞市中級人民法院審理。於所述聆訊時，法院押後訴訟程序而並無確定復審日期。本集團將隨着訴訟程序之進展繼續根據其法律顧問之意見採取適當行動。

(b) Supreme Electronic Industry之持有人Jasbir Singh向（其中包括） WKH *Communications PVT Ltd.* (「WKH Communications」)及WKH India PVT Limited (「WKH India」)提出法律程序，內容有關指稱WKH Communications拖欠為數約1,300,000港元之款項。WKH India（本公司之附屬公司）為WKH Communications之擔保人。該等法律訴訟已確定二零零五年十月七日進行首次聆訊。本集團已聘用一間印度律師事務所，代表WKH India參與訴訟並就此提供意見，且將根據律師意見採取適當行動。

除此處所披露者外，本集團任何成員公司概無涉及任何重大訴訟或仲裁，且董事亦不知悉，本集團任何成員公司正涉及任何尚未了結或面臨威脅之重大訴訟或索償要求。

7. 其他事項

(a) 本公司之註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司之主要辦事處為香港新界葵涌青山道585至609號和記行大廈A座10樓。

(b) 本公司之公司秘書為吳心瑜女士，彼為香港公司秘書公會會員。

(c) 本公司根據規則第3.24條所委任之合資格會計師為汪滌東先生，CPA, FCCA。

(d) 倘本通函之中英文本如有歧異，概以英文為準。

(iv) 董事於資產及／或安排中之權益

於最後實際可行日期，自二零零四年十二月三十一日(本集團最近期刊發之經審核綜合賬目之日)以來，各董事概無向本集團任何成員公司收購或出售或租賃，或向本集團任何成員公司建議收購或出售或租賃任何資產而擁有任何直接或間接權益。

於最後實際可行日期，各董事於目前仍然生效且與本集團整體業務有重大影響之合約或安排中概無擁有重大權益。

3. 主要股東

於最後實際可行日期，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，於本公司股份及有關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上之人士如下：

公司名稱	股份數目	截至最後實際可行日期佔已發行股本總數之概約百分比
Modern Orbit Limited	1,171,335,706	52.85%

附註： 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

除上文所披露者外，據本公司董事及主要行政人員所知，除本公司董事及主要行政人員外，概無其他人士於本公司股份及有關股份中，擁有依據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有賦有權利，可於任何情況下在本集團任何成員公司股東大會上投票之任何類別股本面值10%或以上。

4. 服務合約

董事與本集團成員公司之間概無訂立任何不可以由僱主於一年內終止而毋須付款補償(法定補償除外)之服務合約。

董事	授予認股權日期	認股權可認購之股份數目	行使期限	每股之認購價 港元
余金霞女士	二零零一年八月二十九日	786,575	二零零一年九月三十日至二零零七年九月二十九日	0.1661
李卓民先生	二零零二年六月四日	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
陳文生先生	二零零二年六月四日	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000

(iii) 於最後實際可行日期於相聯法團之股份之實益權益及淡倉：

董事	持有或擁有相聯法團之股份或股本權益	持有或擁有之股份數目或股本權益	股份類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
余金霞女士	福和貿易有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	和記電業有限公司	400	無投票權遞延股

除上文所披露者外，於最後實際可行日期，本公司各董事及主要行政人員概無於本公司或任何相聯法團(定義見證券及期貨條例第XV部)任何股份、有關股份或債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉(包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉)，或依據證券及期貨條例第352節須列入該條例所述登記冊內之權益及淡倉，或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉。

(ii) 於最後實際可行日期於本公司股本衍生工具之有關股份之實益權益及淡倉：

董事	授予認股權日期	認股權可認購之股份數目	行使期限	每股之認購價 港元
李永森先生	一九九九年十二月二十一日	10,225,519	二零零零年二月十一日至二零零六年二月十日	0.2325
	二零零零年二月十一日	4,719,470	二零零零年三月二十一日至二零零六年三月二十日	0.5422
	二零零一年八月十日	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零二年九月二十四日	640,640	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
李文輝先生	一九九九年十二月二十一日	10,540,150*	二零零零年二月七日至二零零六年二月六日	0.2325
	二零零零年二月十一日	5,506,048	二零零零年三月十八日至二零零六年三月十七日	0.5422
	二零零一年五月二十八日	6,292,629	二零零一年六月二十九日至二零零七年六月二十八日	0.1661
	二零零一年八月十日	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零一年八月二十九日	786,575*	二零零一年九月三十日至二零零七年九月二十九日	0.1661
	二零零二年九月二十四日	22,159,280	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
李文彬先生	二零零二年六月四日	3,146,314	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	1,430,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
孫志冲先生	一九九九年十二月二十一日	471,944	二零零零年二月六日至二零零六年二月五日	0.2325
	二零零零年二月十一日	786,575	二零零零年三月二十二日至二零零六年三月二十一日	0.5422
	二零零一年一月十八日	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
	二零零一年八月十日	1,573,156	二零零一年九月十九日至二零零七年九月十八日	0.1661
	二零零二年六月四日	6,292,629	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	2,002,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000

*　*包括授予李文輝先生之配偶之認股權。*

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事共同及個別對本通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後，就彼等所知及所信，確認並無遺漏其他事實，致使本通函當中所載任何內容帶有誤導成份。

2. 董事於證券之權益

於最後實際可行日期，本公司各董事及主要行政人員於本公司或任何相聯法團（定義見證券及期貨條例第XV部份）之股份、有關股份及債券中擁有依據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例有關條文被計作或視作彼擁有之權益及淡倉），或依據證券及期貨條例第352節須列入該條例所述登記冊內之權益及淡倉；或依據上市公司董事進行證券交易標準守則須知會本公司及聯交所之權益及淡倉如下：

(i) 於最後實際可行日期於股份之實益權益及淡倉：

	股份數目			
董事	個人權益	家族權益	公司權益	總計
李文輝先生	33,564,388	6,738,732 *(附註1)*	1,171,335,706 *(附註2)*	1,211,638,826
李文彬先生	4,719,000	–	1,185,792,896 *(附註2及3)*	1,190,511,896
余金霞女士	52,097,162	–	1,171,335,706 *(附註2)*	1,223,432,868
孫志冲先生	471,900	–	–	471,900
李卓民先生	–	–	19,202,000 *(附註4)*	19,202,000

附註：

1. 該6,738,732股股份由李文輝先生之配偶何秀月女士擁有。

2. 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該1,185,792,896股股份當中，14,457,190股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 該19,202,000股股份由M.W. Lee & Sons Enterprises Limited全資擁有之ODE Asia Limited所擁有，而M.W. Lee & Sons Enterprises Limited則由李卓民先生所控制。

5. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

該等物業

該等物業分別位於1908室、1909室及1910室。各賣方為該等物業之土地使用權持有人，使用權由一九九三年十二月二日起計，為期50年。

該等物業於一九九四年獲本集團收購作投資用途，並可自由轉讓及作商業用途，目前由租戶佔用作辦公室，直至二零零五年七月十九日為止。於扣除所有相關開支後，二零零四年年度該等物業之租金收入淨額為490,096港元。

於截至二零零五年十二月三十一日止年度，出售事項將產生賬面虧損約3,046,038港元。

出售事項之理由及所得款項用途

本集團主要從事空調及冷凍產品、視聽器材、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品之進口、市場推廣及分銷業務。

該等物業之代價乃經訂約方按公平磋商後釐定，並計及該等物業之賬面值以及北京之物業市況。經考慮買方出價後，董事會認為此乃變賣該等物業以更有效運用本公司資產之好機會，且能有助減低本公司之資產負債水平及利息支出。變賣所得款項將用作本集團之一般營運資金。

出售事項之總代價為人民幣10,000,000元（約相當於9,433,962港元），而該等物業於二零零四年十二月三十一日之經審核賬面總值為12,480,000港元，出售事項將產生合共約3,046,038港元之虧損。出售事項完成後，本集團之資產淨值將較於二零零四年十二月三十一日本集團之資產淨值減少約3,046,038港元。除上文所披露者外，董事預計出售事項完成後並不會對本公司或本集團之盈利、資產及負債構成即時重大影響。

考慮到上述因素，董事認為出售事項之條款為公平合理，並符合本公司及其股東之整體利益。

進一步資料

敬請　閣下垂注附錄中所載之額外資料。

此　致

列位股東　台照

承董事會命
和記行（集團）有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零五年八月四日

違約：	－ 倘買方違約，買方須每日支付一筆相當於代價之任何未付餘額或任何額外費用之金額之0.05%，最多15日。於第15日結束時，倘買方仍然違約，賣方將有權以書面形式通知買方終止買賣協議，而定金將被沒收。 － 倘賣方未能及時完成所有必需之轉讓手續，賣方須每日支付一筆相當於任何買方已付金額之0.05%之金額，最多15日。於第15日結束時，買方將有權發出書面通知終止買賣協議。於收取該通知5日內，賣方須償還買方墊付之所有金額（不計利息），並將1908定金雙倍奉還。	－ 倘買方違約，買方須每日支付一筆相當於代價之任何未付餘額或任何額外費用之金額之0.05%，最多15日。於第15日結束時，倘買方仍然違約，賣方將有權以書面形式通知買方終止買賣協議，而定金將被沒收。 － 倘賣方未能及時完成所有必需之轉讓手續，賣方須每日支付一筆相當於任何買方已付金額之0.05%之金額，最多15日。於第15日結束時，買方將有權發出書面通知終止買賣協議。於收取該通知5日內，賣方須償還買方墊付之所有金額（不計利息），並將1909定金雙倍奉還。	－ 倘買方違約，買方須每日支付一筆相當於代價之任何未付餘額或任何額外費用之金額之0.05%，最多15日。於第15日結束時，倘買方仍然違約，賣方將有權以書面形式通知買方終止買賣協議，而定金將被沒收。 － 倘賣方未能及時完成所有必需之轉讓手續，賣方須每日支付一筆相當於任何買方已付金額之0.05%之金額，最多15日。於第15日結束時，買方將有權發出書面通知終止買賣協議。於收取該通知5日內，賣方須償還買方墊付之所有金額（不計利息），並將1910定金雙倍奉還。

	– 餘額（抵銷1908定金後）人民幣2,260,008元（約相當於2,132,083港元）須於申請轉讓1908室業權前3日內支付。	– 餘額（抵銷1909定金後）人民幣1,763,506元（約相當於1,663,685港元）須於申請轉讓1909室業權前3日內支付。	– 餘額（抵銷1910定金後）人民幣976,486元（約相當於921,213港元）須於申請轉讓1910室業權前3日內支付。
	此外，買方須支付額外費用，包括管理費按金、電費按金等。	此外，買方須支付額外費用，包括管理費按金、電費按金等。	此外，買方須支付額外費用，包括管理費按金、電費按金等。
	代價由雙方經公平磋商後協定。	代價由雙方經公平磋商後協定。	代價由雙方經公平磋商後協定。
轉讓之面積及狀況：	232.6平方米（按現狀基準）	181.5平方米（按現狀基準）	100.5平方米（按現狀基準）
物業抵押：	1908室目前抵押予中信嘉華銀行有限公司	1909室目前抵押予中信嘉華銀行有限公司	1910室目前抵押予中信嘉華銀行有限公司
物業業權：	訂約各方將於悉數支付代價當日起計3日內，向有關國土局申請轉讓1908室之業權。	訂約各方將於悉數支付代價當日起計3日內，向有關國土局申請轉讓1909室之業權。	訂約各方將於悉數支付代價當日起計3日內，向有關國土局申請轉讓1910室之業權。

出售事項

買賣協議

於二零零五年七月十三日，賣方與買方訂立買賣協議，出售各賣方於該等物業之權益，現金代價分別為人民幣4,520,016元（約相當於4,264,166港元）、人民幣3,527,011元（約相當於3,327,369港元）及人民幣1,952,973元（約相當於1,842,427港元）。

據董事作出一切合理查詢後所知、所悉及所信，每一買方均為獨立第三方。

買賣協議之主要條款概要如下：

物業：	1908室	1909室	1910室
日期：	二零零五年七月十三日	二零零五年七月十三日	二零零五年七月十三日
賣方：	雋鵬有限公司，本公司之間接全資附屬公司	雋譽有限公司，本公司之間接全資附屬公司	雋海有限公司，本公司之間接全資附屬公司
買方：	六名人士，各為獨立第三方	六名人士，各為獨立第三方	六名人士，各為獨立第三方
代價：	人民幣4,520,016元（約相當於4,264,166港元），須按以下方式支付：	人民幣3,527,011元（約相當於3,327,369港元），須按以下方式支付：	人民幣1,952,973元（約相當於1,842,427港元），須按以下方式支付：
	－ 作為定金之人民幣904,003元（約相當於852,833港元）（「1908定金」）須於簽訂有關買賣協議當日支付；	－ 作為定金之人民幣705,402元（約相當於665,474港元）（「1909定金」）須於簽訂有關買賣協議當日支付；	－ 作為定金之人民幣390,595元（約相當於368,486港元）（「1910定金」）須於簽訂有關買賣協議當日支付；
	－ 人民幣1,356,005元（約相當於1,279,250港元）須於簽訂有關買賣協議當日支付；	－ 人民幣1,058,103元（約相當於998,210港元）須於簽訂有關買賣協議當日支付；	－ 人民幣585,892元（約相當於552,728港元）須於簽訂有關買賣協議當日支付；

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

執行董事：
李永森先生*(榮譽主席)*
李文輝先生*(執行主席兼行政總裁)*
孫志冲先生
李文彬先生
汪滌東先生

非執行董事：
余金霞女士

獨立非執行董事：
陳文生先生
李卓民先生
陳德興先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

須予披露交易
出售位於中華人民共和國之物業

緒言

本公司於二零零五年七月十五日宣佈，賣方與買方於二零零五年七月十三日訂立買賣協議，以出售各賣方於該等物業之權益，現金代價分別為人民幣4,520,016元(約相當於4,264,166港元)、人民幣3,527,011元(約相當於3,327,369港元)及人民幣1,952,973元(約相當於1,842,427港元)。

根據上市規則第14.22條，買賣協議項下之出售事項乃合併視作一項交易。根據上市規則第14.08條，買賣協議項下擬進行之交易合共構成一項須予披露交易。

本通函旨在向股東提供出售事項之詳情。

* *僅供識別*

「1908室」	指	位於中國北京東城區建國門內大街7號光華長安大廈1908室之商業物業，目前由租戶佔用；
「1909室」	指	位於中國北京東城區建國門內大街7號光華長安大廈1909室之商業物業，目前由租戶佔用；
「1910室」	指	位於中國北京東城區建國門內大街7號光華長安大廈1910室之商業物業，目前由租戶佔用；
「買賣協議」	指	賣方及買方於二零零五年七月十三日簽訂之三項買賣協議，詳情載列於本通函「出售事項 — 買賣協議」一段，而每一份協議亦稱「買賣協議」；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股份」	指	本公司股本中每股面值0.10港元之普通股；
「股東」	指	股份持有人；
「平方米」	指	平方米；
「聯交所」	指	香港聯合交易所有限公司；
「租戶」	指	顧合律師事務所，根據於二零零二年七月十九日訂立之租務協議為該等物業之租戶；及
「賣方」	指	分別持有1908室、1909室及1910室權益之本公司各間接全資附屬公司雋鵬有限公司、雋譽有限公司及雋海有限公司，而每間公司為一位「賣方」。

於本通函中，人民幣1.06元被視作相當於1.00港元。此換算率僅為闡釋用途，換算不被解釋為有關數額已經、曾可或可能按上述或任何其他匯率換算之一項聲明。

釋義

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人士」	指	具上市規則所賦予之涵義；
「董事會」	指	董事會；
「本公司」	指	和記行（集團）有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市；
「董事」	指	本公司董事；
「出售事項」	指	賣方根據買賣協議向買方出售該等物業之權益；
「本集團」	指	本公司及其附屬公司，而本集團成員公司會按此詮釋；
「港元」	指	港元，香港法定貨幣；
「香港」	指	中國香港特別行政區；
「獨立第三方」	指	與本公司及其關連人士（定義見上市規則）概無關連之獨立第三方；
「最後實際可行日期」	指	二零零五年八月二日，即本通函付印前確定其中所述若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「中國」	指	中華人民共和國，就本通函而言，不包括香港、澳門及台灣；
「該等物業」	指	包括1908室、1909室及1910室之三項物業，各為「物業」；
「買方」	指	六名人士，各為獨立第三方，為租戶之合夥人；
「人民幣」	指	人民幣，中國之法定貨幣；

目 錄

此乃要件 請即處理

閣下對本通函任何方面**如有任何疑問**，應諮詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行(集團)有限公司股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之持牌證券交易商、銀行或其他代理商，以便轉交買主或承讓人。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：720)

須予披露交易

出售位於中華人民共和國之物業

* *僅供識別*

二零零五年八月四日

#82-3990

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in WO KEE HONG (HOLDINGS) LIMITED, you should at once hand this circular to the purchaser(s) or transferee(s) or to the licensed securities dealer, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 720)

DISCLOSEABLE TRANSACTION
DISPOSAL OF EQUITY INTEREST
IN A JOINT VENTURE ESTABLISHED IN
THE PEOPLE'S REPUBLIC OF CHINA

25 January 2006

* *for identification purposes only*

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"associates"	has the same meaning ascribed thereto in the Listing Rules;
"Board"	the board of Directors;
"Company"	WO KEE HONG (HOLDINGS) LIMITED, an exempted company incorporated in Bermuda with limited liability, whose Shares are listed on the Stock Exchange;
"Consideration"	the amount of US$870,000 (equivalent to approximately HK$6.8 million);
"Directors"	the directors of the Company;
"Equity Interest Transfer Agreement"	the equity interest transfer agreement dated 30 December 2005 entered into between IMSS and Ferrari in relation to the Transfer;
"Ferrari"	Ferrari S.p.A., a limited liability company incorporated under the laws of Italy;
"Group"	The Company and its subsidiaries and members of the Group shall be construed accordingly;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"IMSS"	Italian Motors (Sales & Service) Limited, an indirect 89.92%-owned subsidiary of the Company;
"Independent Third Party"	an independent third party not connected with the directors, chief executives and substantial shareholders of the Company and its subsidiaries and their respective associates;
"Joint Venture"	Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd., the equity sino-foreign joint venture established in Shanghai, the PRC;
"Latest Practicable Date"	23 January 2006, being the latest practicable date for ascertaining certain information referred to herein prior to the printing of this circular;

"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	The People's Republic of China, which for the sole purpose of this circular, excludes Hong Kong, Macau Special Administrative Region and Taiwan;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	ordinary share(s) of HK$0.10 each in the capital of the Company;
"Shareholder(s)"	holder(s) of Share(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transfer"	the transfer of the 29% equity interest in the Joint Venture pursuant to the Equity Interest Transfer Agreement; and
"US$"	United States dollars, the lawful currency of the United States of America.

In this circular, US$1.00 is taken to be equivalent to HK$7.80. The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been or may be exchanged at the abovementioned or any other rates.

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. Wing Sum LEE *(Honorary Chairman)*
Mr. Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Tik Tung WONG

Non-executive Director:
Ms. Kam Har YUE

Independent Non-executive Directors:
Mr. Boon Seng TAN
Mr. Raymond Cho Min LEE
Mr. Ying Kwan CHEUNG

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal office in Hong Kong:
10th Floor, Block A
Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories
Hong Kong

25 January 2006

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
DISPOSAL OF EQUITY INTEREST
IN A JOINT VENTURE ESTABLISHED IN
THE PEOPLE'S REPUBLIC OF CHINA

INTRODUCTION

It was announced on 3 January 2006 that on 30 December 2005, IMSS, an indirect 89.92%-owned subsidiary of the Company, and Ferrari entered into the Equity Interest Transfer Agreement relating to the transfer of 29% equity interest in the Joint Venture, for a consideration of US$870,000 (equivalent to approximately HK$6.8 million).

The Transfer constitutes a discloseable transaction for the Company under Rule 14.08 of the Listing Rules. The purpose of this circular is to provide the Shareholders with further information in relation to the Transfer.

* *for identification purposes only*

THE TRANSFER

The Equity Interest Transfer Agreement

On 30 December 2005, IMSS and Ferrari entered into the Equity Interest Transfer Agreement relating to the transfer of 29% equity interest in the Joint Venture.

The principal terms of the Equity Interest Transfer Agreement are as follows:

Parties	:	(1) IMSS, an indirect 89.92%-owned subsidiary of the Company, as the seller; and (2) Ferrari, which is the holder of 40% equity interest of the Joint Venture and the supplier of brandname motor vehicles distributed by the Group and one of the five largest suppliers of the Group. Save as disclosed, to the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Ferrari is an Independent Third Party, as the purchaser.
Subject matter	:	29% equity interest in the Joint Venture.
Consideration	:	The amount of US$870,000 (equivalent to approximately HK$6.8 million) payable by Ferrari to IMSS upon completion of the Transfer. The Consideration is equivalent to 29% of the registered capital of the Joint Venture of US$3 million.
Conditions Precedent	:	Completion of the Transfer is conditional upon among others, approval of the Transfer by the relevant authorities in the PRC.

The Joint Venture

The Joint Venture was established on 27 August 2004 in Shanghai, the PRC. As at the date of the Equity Interest Transfer Agreement, the Joint Venture is held as to 40% by Ferrari, as to 30% by IMSS and as to 30% by the PRC partner. The registered capital of the Joint Venture is US$3 million (equivalent to approximately HK$23.4 million) and was contributed by the partners to the Joint Venture in proportion to their respective equity interest. The share of capital contribution of IMSS is US$0.9 million (equivalent to approximately HK$7.02 million). The scope of business of the Joint Venture is the import, distribution and sale of automobiles, their spare parts and ancillary products. The term of the Joint Venture is 10 years from 27 August 2004 to 26 August 2014.

Upon completion of the Transfer, the Joint Venture will be held as to 69% by Ferrari, as to 30% by the PRC partner and as to 1% by IMSS. IMSS currently has two representatives to the board of the Joint Venture, both of them will be resigned effective from the approval of the Transfer by the relevant authorities in the PRC. Mr. Richard Man Fai LEE, the Executive Chairman and Chief Executive Officer of the Company and currently the Chairman of the Joint Venture, will be appointed as honorary chairman of the Joint Venture upon completion of the Transfer.

The interest of IMSS in the Joint Venture is accounted for in the financial statements of the Group as interest in an associated company at the value of HK$4,764,778 as at 31 December 2004 and HK$3,797,993 as at 30 June 2005.

The share of loss of an associated company in respect of the Group's 30% equity interest in the Joint Venture for the year ended 31 December 2004 is HK$2,260,605.

REASONS FOR THE TRANSFER AND USE OF PROCEEDS

The Group is principally engaged in the import, marketing and distribution of air-conditioning and refrigeration products, audio-visual equipment, car audio and electronic products, motor vehicles and car accessories and other electronic and electrical products.

As a result of the Transfer, the parties to the Joint Venture will enter into a new Joint Venture contract pursuant to which the Group will be released from the restrictive covenant contained in the current Joint Venture contract prohibiting the Group from engaging in similar or the same business and/or in competition with those of the Joint Venture unless otherwise approved by the board of directors of the Joint Venture. Starting from the year 2006 the Group will be able to act as an authorised dealer of the brandname motor vehicles in certain cities in the PRC to be agreed between the Group and the Joint Venture. The Directors believed that the Group will be able to generate more revenue and profit by being an authorised dealer instead of being a minority shareholder in the Joint Venture. The Directors also believed that being an authorised dealer of brandname motor vehicles is in line with the current business model of the Group, as an authorised exclusive importer and dealer of both "Ferrari" and "Maserati" branded motor vehicles in Hong Kong and Macau Special Administrative Region.

Based on the value of the Group's interest in the Joint Venture of HK$3,797,993 as at 30 June 2005, the Group will recognize a gain on disposal of approximately HK$3,129,000 upon completion of the Transfer in the financial year ending 31 December 2006 (assuming the Transfer is completed within that financial year). The proceeds from the Transfer will be applied by the Group to fund the setting up of dealerships in the PRC.

Based on the net asset value of the Group as at 30 June 2005, upon completion of the Transfer, the value of the net assets of the Group will be approximately HK$343.4 million. Save as disclosed, the Directors do not expect the Transfer to have any immediate material effect on the earnings, assets and liabilities of the Company and the Group.

Taking into account the abovementioned factors, the Directors are of the view that the terms of the Transfer are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

FURTHER INFORMATION

Your attention is drawn to the additional information set out in the Appendix.

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS IN SECURITIES

As at the Latest Practicable Date, the interests and short positions of each Director and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(i) Beneficial interest and short position in Shares as at the Latest Practicable Date:

	Number of Shares			
Directors	**Personal interests**	**Family interests**	**Corporate interests**	**Total**
Mr. Richard Man Fai LEE	33,564,388	6,738,732 *(Note 1)*	1,171,335,706 *(Note 2)*	1,211,638,826
Mr. Jeff Man Bun LEE	4,719,000	–	1,185,792,896 *(Notes 2 & 3)*	1,190,511,896
Ms. Kam Har YUE	52,097,162	–	1,171,335,706 *(Note 2)*	1,223,432,868
Mr. Sammy Chi Chung SUEN	471,900	–	–	471,900
Mr. Raymond Cho Min LEE	–	–	19,202,000 *(Note 4)*	19,202,000

Notes:

1. *The 6,738,732 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.*

2. The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 1,185,792,896 Shares, 14,457,190 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. The 19,202,000 Shares are beneficially owned by ODE Asia Limited, 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

5. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

(ii) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at the Latest Practicable Date:

Directors	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share *HK$*
Mr. Wing Sum LEE	21 December 1999	10,225,519	11 February 2000 – 10 February 2006	0.2325
	11 February 2000	4,719,470	21 March 2000 – 20 March 2006	0.5422
	10 August 2001	55,060,504	16 September 2001 – 15 September 2007	0.1661
	24 September 2002	640,640	24 September 2002 – 23 September 2008	0.1000
Mr. Richard Man Fai LEE	21 December 1999	10,540,150*	7 February 2000 – 6 February 2006	0.2325
	11 February 2000	5,506,048	18 March 2000 – 17 March 2006	0.5422
	28 May 2001	6,292,629	29 June 2001 – 28 June 2007	0.1661
	10 August 2001	55,060,504	16 September 2001 – 15 September 2007	0.1661
	29 August 2001	786,575*	30 September 2001 – 29 September 2007	0.1661
	24 September 2002	22,159,280	24 September 2002 – 23 September 2008	0.1000

* Share options granted to Mr. Richard Man Fai Lee's spouse are included.

Directors	Date of option granted	No. of Shares attached to the option	Exercisable period	Subscription price per Share *HK$*
Mr. Jeff Man Bun LEE	4 June 2002	3,146,314	4 June 2002 – 3 June 2008	0.1000
	24 September 2002	1,430,000	24 September 2002 – 23 September 2008	0.1000
Mr. Sammy Chi Chung SUEN	21 December 1999	471,944	6 February 2000 – 5 February 2006	0.2325
	11 February 2000	786,575	22 March 2000 – 21 March 2006	0.5422
	18 January 2001	409,019	6 March 2001 – 5 March 2007	0.1661
	10 August 2001	1,573,156	19 September 2001 – 18 September 2007	0.1661
	4 June 2002	6,292,629	4 June 2002 – 3 June 2008	0.1000
	24 September 2002	2,002,000	24 September 2002 – 23 September 2008	0.1000
Ms. Kam Har YUE	29 August 2001	786,575	30 September 2001 – 29 September 2007	0.1661
Mr. Raymond Cho Min LEE	4 June 2002	2,202,418	4 June 2002 – 3 June 2008	0.1000
	24 September 2002	11,440	24 September 2002 – 23 September 2008	0.1000
Mr. Boon Seng TAN	4 June 2002	2,202,418	4 June 2002 – 3 June 2008	0.1000
	24 September 2002	11,440	24 September 2002 – 23 September 2008	0.1000

(iii) Beneficial interest and short position in shares in associated corporations as at the Latest Practicable Date:

Directors	Associated corporations in which shares or equity interest are held or interested	Number of shares or amount of equity interest held or interested	Class and/or description of shares
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	Non-voting deferred shares
	Wo Kee Hong Limited	8,500	Non-voting deferred shares
	Wo Kee Services Limited	1	Non-voting deferred share
Ms. Kam Har YUE	Forward International Corporation, Limited	34,335	Non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	Non-voting deferred shares
	Stoneycroft Estates Limited	340,000	Non-voting deferred shares
	Wo Kee Hong Limited	400	Non-voting deferred shares

Save as disclosed above, none of the Directors and chief executive of the Company has any interests and short position in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO); or are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange as at the Latest Practicable Date.

(iv) Directors' interest in assets and/or arrangement

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been since 31 December 2004 (being the date to which the latest published audited consolidated accounts of the Group was made up) acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, there is no contract or arrangement subsisting in which a Director was materially interested and which was significant in relation to the business of the Group as a whole.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as is known to the Directors and chief executive of the Company, persons other than the Directors or chief executive of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group are as follows:

Company name	Number of Shares	Approximate % of the total issued Shares as at the Latest Practicable Date
Modern Orbit Limited	1,171,335,706	52.85%

Note: The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

Save as disclosed, so far as is known to the Directors and chief executive of the Company, there are no other persons other than the Directors or chief executive of the Company, who has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in ten per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

4. SERVICE CONTRACT

There is no service contract between the Directors and members of the Group which does not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. COMPETING INTERESTS

None of the Directors and his/her associates is interested directly or indirectly in a business, apart from his/her interest in the Company, which competes or is likely to compete with the business of the Group.

6. LITIGATION

(a) On 26 March 2004, 廣州市祥能置業投資有限公司 (Guangzhou City Cheungnan Investment Co., Ltd.*) (the "Plaintiff") instigated a proceedings against 東莞長興制冷設備有限公司 (Dongguan Changxing Refrigeration Equipment Co. Ltd.*) (the "Defendant"), a 92%-owned subsidiary of the Company at the Dongguan City Medium People's Court ("The Dongguan City Court"), claiming for the amount of US$1,996,600 (equivalent to approximately HK$15.6 million) and interest thereon. The Plaintiff claimed that the amount of US$1,996,600 represented amount owed and due from the Defendant, which was assigned to the Plaintiff by an assignee of the Bank of China (Dongguan), the lender which has originally advanced the amount to the Defendant. On 29 July 2005, the Dongguan City Court ruled in favour of the Plaintiff and ordered the Defendant to pay the Plaintiff an amount equivalent to aggregate of the outstanding principal amount claimed and interest thereon and court fees for the proceedings. As at the Latest Practicable Date, the aggregate amount payable by the Defendant pursuant to the order of the Dongguan City Court is approximately HK$30.9 million. In August 2005, the Defendant has lodged an appeal to the Guangdong Province Higher People's Court against the decision of the Dongguan City Court. On 23 December 2005, a court investigation hearing (法庭調查) was conducted in respect of the appeal by the Defendant. The Defendant is still awaiting the decision of the court on its appeal. The Group will continue to take appropriate actions upon advice by its legal advisers as the proceedings develop.

(b) In March 2004, Jasbir Singh, the proprietor of Supreme Electronic Industry ("Supreme Electronic") commenced legal proceedings against, among others, WKH Communications PVT Ltd. ("WKH Communications") and WKH India PVT Limited ("WKH India") for an amount of approximately HK$1.3 million allegedly owed by WKH Communications. It is alleged that WKH Communications has on 16 May 2000 entered into a sale and purchase agreement with Supreme Electronic for the purchase of certain audio systems and accessories. WKH India, a subsidiary of the Company, is the guarantor of WKH Communications under the said sale and purchase agreement. The HK$1.3 million claimed represented the aggregate of the purchase price payable by WKH Communications under the said sale and purchase agreement and sales tax payable on the goods. The plaintiff has applied to the Indian court for a judgment against WKH Communications and WKH India and the proceedings have been adjourned to until 23 January 2006. The Group has retained a firm of Indian lawyers to advise and represent WKH India in the proceedings and will take appropriate actions as advised by its legal advisers. As at the Latest Practicable Date, the Company has not received any further update from its legal advisers as to any further developments of the proceedings.

Save as disclosed herein, no member of the Group is engaged in any litigation or arbitration of material importance and the Directors are not aware of any litigation or claims of material importance pending or threatened against any member of the Group.

* *for identification purposes only*

7. MISCELLANEOUS

(a) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda and the principal office is at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

(b) The secretary of the Company is Ms. Phyllis Ng, who is an associate member of The Hong Kong Institute of Chartered Secretaries.

(c) The qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Tik Tung WONG, CPA, FCCA.

(d) The English text of this circular shall prevail over the Chinese text.

此乃要件　請即處理

閣下對本通函任何方面**如有任何疑問**，應諮詢　閣下的持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下和記行(集團)有限公司股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人，或經手買賣或轉讓的持牌證券交易商、銀行或其他代理商，以便轉交買主或承讓人。

WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司 *

(於百慕達註冊成立的有限公司)

(股份代號：720)

須予披露交易
出售於中華人民共和國
的合營企業的股本權益

* *僅供識別*

二零零六年一月二十五日

目　錄

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人士」	指	具上市規則所賦予的涵義；
「董事會」	指	董事會；
「本公司」	指	和記行(集團)有限公司，於百慕達註冊成立之獲豁免有限公司，其股份於聯交所上市；
「代價」	指	870,000美元(相等於約6,800,000港元)；
「董事」	指	本公司董事；
「股權轉讓協議」	指	勵駿汽車與法拉利就轉讓而於二零零五年十二月三十日訂立之股權轉讓協議；
「法拉利」	指	Ferrari S.p.A.，一家根據意大利法律註冊成立之有限責任公司；
「本集團」	指	本公司及其附屬公司，而本集團成員公司按此詮釋；
「港元」	指	港元，香港之法定貨幣；
「香港」	指	中國香港特別行政區；
「勵駿汽車」	指	勵駿汽車有限公司，本公司間接擁有89.92%之附屬公司；
「獨立第三方」	指	與本公司及其附屬公司之董事、主要行政人員及主要股東及彼等各自之聯繫人士概無關連之獨立第三方;
「合營企業」	指	法拉利瑪莎拉蒂汽車國際貿易(上海)有限公司，於中國上海成立之中外合資經營企業；
「最後實際可行日期」	指	二零零六年一月二十三日，即本通函付印前確定其中所述若干資料的最後實際可行日期；

「上市規則」	指	聯交所證券上市規則；
「中國」	指	中華人民共和國，僅就本通函而言，不包括香港、澳門特別行政區及台灣；
「證券及期貨條例」	指	《證券及期貨條例》(香港法例第571章)；
「股份」	指	本公司股本中每股面值0.10港元的普通股；
「股東」	指	股份持有人；
「聯交所」	指	香港聯合交易所有限公司；
「轉讓」	指	根據股權轉讓協議，轉讓於合營企業之29%股本權益；及
「美元」	指	美元，美利堅合眾國之法定貨幣。

於本通函中，1.00美元被視作相當於7.80港元。此換算率僅為闡釋用途，並不構成一項對任何數額已經或曾可或可以按上述或任何其他匯率兑換的聲明。

WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立的有限公司)

執行董事：
李永森先生*(榮譽主席)*
李文輝先生*(執行主席兼行政總裁)*
孫志冲先生
李文彬先生
汪滌東先生

非執行董事：
余金霞女士

獨立非執行董事：
陳文生先生
李卓民先生
張應坤先生

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處：
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者：

須予披露交易
出售於中華人民共和國
的合營企業的股本權益

緒言

於二零零六年一月三日公布，於二零零五年十二月三十日，本公司間接擁有89.92%權益的附屬公司勵駿汽車與法拉利訂立股權轉讓協議，內容為有關以代價870,000美元(相當於約6,800,000港元)轉讓合營企業29%的股本權益。

根據上市規則第14.08條，轉讓構成本公司一項須予披露交易。本通函的目的是向股東提供關於轉讓之進一步資料。

* *僅供識別*

轉讓

股權轉讓協議

於二零零五年十二月三十日，勵駿汽車與法拉利訂立股權轉讓協議，內容為有關轉讓合營企業29%的股本權益。

股權轉讓協議的主要條款如下：

訂約方	：	(1) 勵駿汽車，本公司間接擁有89.92%權益的附屬公司，作為賣家；及 (2) 法拉利，合營企業的40%股本權益持有人，以及本集團分銷的品牌汽車供應商和本集團五大供應商之一。除所披露者外，就董事所知、所悉和所信並經所有合理查詢後，法拉利為獨立第三方，作為買家。
有關事項	：	合營企業的29%股本權益。
代價	：	870,000美元（相當於約6,800,000港元），於轉讓完成時由法拉利支付予勵駿汽車。 該代價相當於合營企業3,000,000美元註冊資本的29%。
先決條件	：	轉讓的完成是附有條件的，當中條件包括獲中國相關機關對轉讓的批准。

合營企業

合營企業於二零零四年八月二十七日在中國上海成立。於股權轉讓協議的日期，合營企業由法拉利、勵駿汽車及一家中國夥伴分別持有40%、30%及30%股權。合營企業的註冊資本為3,000,000美元（相當於約23,400,000港元），由合營企業的夥伴各按彼等各自股本權益比例出資。勵駿汽車所佔資本額為900,000美元（相當於約7,020,000港元）。合營企業的業務範圍為汽車及其配件及輔助產品的進口、分銷及銷售。合營企業為期十年，由二零零四年八月二十七日至二零一四年八月二十六日。

轉讓完成後，合營企業將由法拉利、該中國夥伴及勵駿汽車分別持有69%、30%及1%股權。勵駿汽車於合營企業董事會現有兩名代表，該兩名代表將於中國相關機關批准轉讓後隨即辭任。本公司執行主席兼行政總裁李文輝先生現擔任合營企業主席，其於轉讓完成時將被委任為合營企業的榮譽主席。

勵駿汽車於合營企業的權益在本集團財務報表列為聯營公司權益，於二零零四年十二月三十一日及於二零零五年六月三十日的價值分別為4,764,778港元及3,797,993港元。

截至二零零四年十二月三十一日止年度就本集團於合營企業的30%股本權益而言，應佔一間聯營公司虧損為2,260,605港元。

轉讓的理由及所得款項用途

本集團主要從事空調及冷凍產品、視聽器材、汽車音響及電子產品、汽車及汽車配件，以及其他電子及電器產品的進口、市場推廣和分銷業務。

完成轉讓後，合營企業的訂約各方將訂立新合營企業合約，據此本集團將不再受現有合營企業合約的契約條文所制約，該條文規定本集團在未得合營企業董事會批准下，不得從事與合營企業類似或同樣業務及／或與其競爭的業務。由二零零六年起，本集團將可於中國若干城市(由本集團及合營企業協定)從事品牌汽車的授權代理。董事相信，本集團作為授權代理商而非合營企業的少數股東，將可獲取更多收益及盈利。董事同時相信，本集團作為「法拉利」及「瑪莎拉蒂」兩個品牌汽車在香港及澳門特別行政區的授權獨家進口商及代理商，擔任品牌汽車的授權代理商乃切合本集團的現有業務模式。

本集團於二零零五年六月三十日在合營企業的權益為3,797,993港元，據此於完成轉讓後本集團於截至二零零六年十二月三十一日止財政年度將錄得出售收益約3,129,000港元(假設轉讓於該財政年度內完成)。本集團將以轉讓所得款項用於設立中國的代理權。

以本集團於二零零五年六月三十日的資產淨值為基礎，轉讓完成時，本集團資產淨值將約為343,400,000港元。除所披露者外，董事預期轉讓不會對本公司及本集團的盈利、資產及負債產生任何即時重大影響。

經考慮上述所提及的因素後，董事認為轉讓的條款乃屬公平合理，並符合本公司及本公司股東的整體利益。

進一步資料

敬請　閣下參閱附錄中所載的其他資料。

此　致

各股東　台照

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零六年一月二十五日

1. 責任聲明

本通函乃遵照上市規則的規定提供有關本公司之資料。董事共同及各自對本通函所載資料的準確性承擔全部責任，並在作出一切合理查詢後，就彼等深知及確信，確認並無遺漏其他事實，致使本通函當中所載任何內容產生誤導。

2. 董事於證券的權益

於最後實際可行日期，本公司各董事及最高行政人員於本公司或任何相聯法團（定義見證券及期貨條例第XV部份）的股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所的權益及淡倉（包括根據證券及期貨條例有關條文被計作或視作彼擁有的權益及淡倉），或根據證券及期貨條例第352節須於該條例所述登記冊中登記的權益及淡倉，或根據上市公司董事進行證券交易標準守則須知會本公司及聯交所的權益及淡倉如下：

(i) 於最後實際可行日期於股份的實益權益及淡倉：

	股份數目			
董事	個人權益	家族權益	公司權益	總計
李文輝先生	33,564,388	6,738,732 *(附註1)*	1,171,335,706 *(附註2)*	1,211,638,826
李文彬先生	4,719,000	–	1,185,792,896 *(附註2及3)*	1,190,511,896
余金霞女士	52,097,162	–	1,171,335,706 *(附註2)*	1,223,432,868
孫志冲先生	471,900	–	–	471,900
李卓民先生	–	–	19,202,000 *(附註4)*	19,202,000

附註：

1. 該6,738,732股股份由李文輝先生的配偶何秀月女士擁有。

2. 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust的信託人。The WS Lee Unit Trust的99%權益由一項全權信託所持有，該全權信託的受益人是李永森先生的家庭成員，其中包括余金霞女士、李文輝先生及李文彬先生。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該1,185,792,896股股份當中，14,457,190股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 該19,202,000股股份由M.W. Lee & Sons Enterprises Limited全資擁有的ODE Asia Limited所實益擁有，而M.W. Lee & Sons Enterprises Limited則由李卓民先生所控制。

5. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

(ii) 於最後實際可行日期於本公司股本衍生工具之相關股份之實益權益及淡倉：

董事	授予認股權日期	認股權可認購之股份數目	行使期限	每股之認購價 港元
李永森先生	一九九九年十二月二十一日	10,225,519	二零零零年二月十一日至二零零六年二月十日	0.2325
	二零零零年二月十一日	4,719,470	二零零零年三月二十一日至二零零六年三月二十日	0.5422
	二零零一年八月十日	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零二年九月二十四日	640,640	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
李文輝先生	一九九九年十二月二十一日	10,540,150*	二零零零年二月七日至二零零六年二月六日	0.2325
	二零零零年二月十一日	5,506,048	二零零零年三月十八日至二零零六年三月十七日	0.5422
	二零零一年五月二十八日	6,292,629	二零零一年六月二十九日至二零零七年六月二十八日	0.1661
	二零零一年八月十日	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零一年八月二十九日	786,575*	二零零一年九月三十日至二零零七年九月二十九日	0.1661
	二零零二年九月二十四日	22,159,280	二零零二年九月二十四日至二零零八年九月二十三日	0.1000

* 包括授予李文輝先生的配偶的認股權。

董事	授予認股權日期	認股權可認購之股份數目	行使期限	每股之認購價 *港元*
李文彬先生	二零零二年六月四日	3,146,314	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	1,430,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
孫志冲先生	一九九九年十二月二十一日	471,944	二零零零年二月六日至二零零六年二月五日	0.2325
	二零零零年二月十一日	786,575	二零零零年三月二十二日至二零零六年三月二十一日	0.5422
	二零零一年一月十八日	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
	二零零一年八月十日	1,573,156	二零零一年九月十九日至二零零七年九月十八日	0.1661
	二零零二年六月四日	6,292,629	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	2,002,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
余金霞女士	二零零一年八月二十九日	786,575	二零零一年九月三十日至二零零七年九月二十九日	0.1661
李卓民先生	二零零二年六月四日	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
陳文生先生	二零零二年六月四日	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年九月二十四日	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000

(iii) 於最後實際可行日期於相聯法團的股份的實益權益及淡倉：

董事	持有或擁有相聯法團的股份或股本權益	持有或擁有的股份數目或股本權益	股份類別及／或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
余金霞女士	福和貿易有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	和記電業有限公司	400	無投票權遞延股

除上文所披露者外，於最後實際可行日期，本公司各董事及最高行政人員概無於本公司或任何相聯法團（定義見證券及期貨條例第XV部）任何股份、相關股份或債券中擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所的權益及淡倉（包括根據證券及期貨條例有關條文被計作或視作彼擁有的權益及淡倉），或根據證券及期貨條例第352節須於該條例所述登記冊中登記的權益及淡倉，或根據上市公司董事進行證券交易標準守則須知會本公司及聯交所的權益及淡倉。

(iv) 董事於資產及／或安排中的權益

於最後實際可行日期，各董事概無在自二零零四年十二月三十一日（即本集團最近期公布經審計綜合帳目的結算日）後由本集團內任何成員公司收購或出售或租用的任何資產中，或在由本集團內任何成員公司擬收購或出售或租用的任何資產中，具有任何直接或間接利益關係。

於最後實際可行日期，概無於目前仍然生效且與各董事有重大利益關係並與有關本集團整體業務有重要關係的合約或安排。

3. 主要股東

於最後實際可行日期，據本公司董事及最高行政人員所知，除本公司董事及最高行政人員外，那些擁有本公司股份及相關股份的權益或淡倉而須根據證券及期貨條例第XV部份第2及3分部的條文向本公司披露的人士或那些直接或間接擁有面值10%或以上的任何類別股本，而該股本附有在一切情況下在本集團任何成員公司的股東大會上投票的權利，的人士如下：

公司名稱	股份數目	截至最後實際可行日期佔已發行股本總數的概約百分比
Modern Orbit Limited	1,171,335,706	52.85%

附註： 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust的信託人。The WS Lee Unit Trust的99%權益由一項全權信託所持有，該全權信託的受益人是李永森先生的家庭成員，其中包括余金霞女士、李文輝先生及李文彬先生。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

除上文所披露者外，據本公司董事及最高行政人員所知，除本公司董事及最高行政人員外，概無任何其他人士於本公司股份及相關股份中，擁有根據證券及期貨條例第XV部第2及3分部的條文須向本公司披露之權益或淡倉，或直接或間接擁有面值10%或以上的任何類別股本，而該股本賦予於本集團任何成員公司股東大會上的任何情況下投票的權利。

4. 服務合約

董事與本集團成員公司之間概無訂立任何未於一年內屆滿或僱主不可於一年內終止而毋須給予賠償（法定賠償除外）的服務合約。

5. 構成競爭的權益

董事及其聯繫人士概無於任何業務中直接或間接佔有權益，而該業務跟本集團業務相互競爭或可能有競爭，於本公司的權益除外。

6. 訴訟

(a) 於二零零四年三月二十六日，廣州市祥能置業投資有限公司(「原告人」)針對本公司擁有92%權益的附屬公司東莞長興制冷設備有限公司(「抗辯人」)於東莞市中級人民法院(「東莞市法院」)提出法律程序，追討1,996,600美元(相當於約15,600,000港元)及相關利息。原告人稱該1,996,600美元為抗辯人所欠應償還之款項，該款項由中國銀行東莞分行的承讓人轉讓予原告人，該銀行為原初向抗辯人授出該等金額之貸款人。於二零零五年七月二十九日，東莞市法院判原告人勝訴，判抗辯人向原告人支付相當於其索賠的未償本金額及相關利息合計的金額及相關案件受理費。直至最後實際可行日期為止，抗辯人根據東莞市法院的判決應支付之金額合計約為30,900,000港元。抗辯人已於二零零五年八月就東莞市法院的判決向廣東省高級人民法院提出上訴。於二零零五年十二月二十三日，就抗辯人之上訴進行法庭調查。抗辯人現仍等待法庭對其上訴之判決。本集團將隨着訴訟程序的進展繼續按其法律顧問的意見採取適當行動。

(b) 於二零零四年三月，Supreme Electronic Industry(「Supreme Electronic」)的持有人Jasbir Singh針對WKH Communications PVT Ltd.(「WKH Communications」)及WKH India PVT Limited(「WKH India」)以及其他人士提出法律程序，追討為數約1,300,000港元，並指稱WKH Communications欠下該款項。有指稱，於二零零零年五月十六日WKH Communications與Supreme Electronic訂立買賣協議，購賣若干音響系統及配件。本公司的附屬公司WKH India根據該買賣協議，為WKH Communications作出擔保。而所追討的1,300,000港元為WKH Communications根據上述買賣協議應付的買價及該等貨物銷售稅之合計金額。原告人已向印度法院申請針對WKH Communications及WKH India作出判決。該訴訟程序延期至二零零六年一月二十三日。本集團已聘用一間印度律師事務所，作為WKH India在該訴訟程序中的代表及法律顧問。本集團將按其律師顧問所提供的意見採取適當行動。直至最後實際可行日期為止，本公司並未收到其法律顧問就該等法律訴訟的進一步發展所提供的任何更新資料。

除此處所披露者外，本集團任何成員公司均無涉及任何重大訴訟或仲裁，且董事亦不知悉，本集團任何成員公司正涉及任何尚未解決或對本集團任何成員公司構成威脅之重大訴訟或索償。

7. 其他事項

(a) 本公司的註冊辦事處為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。本公司的主要辦事處為香港新界葵涌青山道585至609號和記行大廈A座10樓。

(b) 本公司的公司秘書為吳心瑜女士，彼為香港特許秘書公會會員。

(c) 本公司根據上市規則第3.24條所委任的合資格會計師為汪滌東先生，彼為香港會計師公會會員及英國特許公認會計師公會資深會員。

(d) 倘本通函的中英文本如有歧異，概以英文為準。


#82-3990
RECEIVED
CORPORATE FINANCE
Motor vehicle and car accessories distribution
Wo Kee Hong (Holdings) Limited
Air-conditioning products

Interim Report 2005

WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Condensed Consolidated Income Statement

For the six months ended June 30, 2005

WO KEE HONG (HOLDINGS) LIMITED is a holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of mainland China, Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; motor vehicles and accessories; and other electronic products.

RESULTS

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2005, along with the comparative figures for the corresponding period and selected explanatory notes, as follows:

Condensed Consolidated Income Statement

		Six months ended June 30	
		2005	2004
		(Unaudited)	(Unaudited)
	Notes	**HK$'000**	HK$'000
Turnover	3	**324,610**	278,562
Cost of sales		**(261,026)**	(214,684)
Gross profit		**63,584**	63,878
Other operating income		**4,487**	3,756
Investment income		**96**	43
Distribution costs		**(23,922)**	(23,727)
Administrative expenses		**(44,110)**	(43,471)
Fair value gains on investment properties	7	**6,707**	-
Gain on settlement of a loan	18	**88,178**	-
Profit from operations	4	**95,020**	479
Finance costs		**(2,258)**	(4,390)
Restructuring costs		**-**	(1,320)
Share of results of associates		**(3,975)**	(10,793)
Profit (loss) before taxation		**88,787**	(16,024)
Income tax (expense) credit	5	**(12,426)**	12,780
Profit (loss) for the period		**76,361**	(3,244)
Attributable to:			
Equity holders of the Company		**76,378**	(2,293)
Minority interests		**(17)**	(951)
		76,361	(3,244)
Earnings (Loss) per share for profit (loss) attributable to the equity holders of the Company – Basic	6	**3.45 cents**	(0.10) cents

Condensed Consolidated Balance Sheet

For the six months ended June 30, 2005

	Notes	June 30 2005 (Unaudited) HK$'000	December 31 2004 (Audited) HK$'000
Non-current assets			
Investment properties	7	**195,795**	172,305
Property, plant and equipment	8	**100,334**	117,528
Goodwill		**2,306**	2,306
Deferred tax assets	13	**6,300**	21,300
Interests in associates		**75,951**	79,926
Investments available-for-sale		**702**	702
		381,388	394,067
Current assets			
Inventories		**79,641**	85,023
Properties held for sale, at net realisable value		**34,000**	34,000
Trade and other receivables	9	**86,662**	73,587
Amounts due from associates		**7,041**	8,931
Investments held for trading		**101**	101
Bank balances and cash		**21,753**	15,952
		229,198	217,594
Current liabilities			
Trade and other payables	10	**121,211**	107,768
Bills payable		**36,209**	38,840
Tax payable		**–**	241
Amounts due to related companies		**9,926**	9,726
Obligations under finance leases – due within one year		**81**	84
Borrowings – due within one year	11	**60,775**	32,820
		228,202	189,479
Net current assets		**996**	28,115
Total assets less current liabilities		**382,384**	422,182
Non-current liabilities			
Obligations under finance leases – due after one year		**355**	408
Borrowings – due after one year	11	**17,622**	131,624
Loan advanced from a minority shareholder		**–**	128
Deferred tax liabilities	13	**22,514**	25,094
		40,491	157,254
Net assets		**341,893**	264,928
Capital and reserves			
Share capital	12	**221,615**	221,615
Reserves		**118,686**	41,704
Total equity attributable to equity holders of the Company		**340,301**	263,319
Minority interests		**1,592**	1,609
Total equity		**341,893**	264,928

Condensed Consolidated Cash Flow Statement

For the six months ended June 30, 2005

	Six months ended June 30	
	2005	2004
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Net cash generated from operating activities	**11,607**	29,182
Net cash used in investing activities	**(857)**	(974)
Net cash used in financing activities	**(5,973)**	(15,372)
Net increase in cash and cash equivalents	**4,777**	12,836
Cash and cash equivalents at January 1	**13,695**	1,796
Effect of foreign currency exchange rate changes	**(413)**	(112)
Cash and cash equivalents at June 30	**18,059**	14,520
Analysis of the balances of cash and cash equivalents		
Being:		
Bank balances and cash	**21,753**	21,099
Bank overdrafts	**(3,694)**	(6,579)
	18,059	14,520

Condensed Consolidated Statement of Changes in Equity

For the six months ended June 30, 2005

(Unaudited)

	Attributable to equity holders of the Company						
	Share capital HK$'000	**Capital redemption reserve** HK$'000	**Exchange reserve** HK$'000	**Other reserves** HK$'000	**Accumulated losses** HK$'000	**Minority interests** HK$'000	**Total** HK$'000
At January 1, 2005	221,615	916	(2,052)	151,236	(108,396)	1,609	264,928
Exchange difference on translation of financial statements of overseas operations	–	–	604	–	–	–	604
Profit (Loss) for the period	–	–	–	–	76,378	(17)	76,361
At June 30, 2005	**221,615**	**916**	**(1,448)**	**151,236**	**(32,018)**	**1,592**	**341,893**
At January 1, 2004	221,615	916	(1,733)	151,236	(110,118)	–	261,916
Increment due to increase of share capital of a subsidiary	–	–	–	–	–	2,430	2,430
Exchange difference on translation of financial statements of overseas operations	–	–	(159)	–	–	–	(159)
Loss for the period	–	–	–	–	(2,293)	(951)	(3,244)
At June 30, 2004	221,615	916	(1,892)	151,236	(112,411)	1,479	260,943

Notes to the Condensed Consolidated Financial Statements

For the six months ended June 30, 2005

1. Basis of preparation and accounting policies

The unaudited condensed consolidated financial statements have been prepared in accordance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting", other relevant HKASs, Interpretations and the Hong Kong Financial Report Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The accounting policies used in preparation of the condensed consolidated interim financial statements are consistent with those adopted in the annual financial statements for the year ended December 31, 2004, except that the Group has changed certain of its accounting policies following its adoption of the new/revised HKFRSs and HKASs which are effective for accounting periods commencing on or after January 1, 2005.

The changes to the Group's accounting policies and the effect of adopting these new standards are set out in note 2 below.

2. Changes in accounting policies

In 2005, the Group adopted the new/revised standards and Interpretations of HKAS and HKFRS below, which are relevant to its operations.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets

Notes to the Condensed Consolidated Financial Statements

For the six months ended June 30, 2005

2. Changes in accounting policies *(continued)*

HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 15	Operating Leases – Incentives
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs, Interpretations and HKFRSs did not result in substantial changes to the Group's accounting policies except those further described below.

In summary:

- HKAS 1 has affected the presentation of minority interests, share of net after-tax results of associates and other disclosures.
- HKASs 2, 7, 8, 10, 16, 21, 23, 27, 28, 33 and HKAS-Int 15 had no material effect on the Group's policies.
- HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The adoption of HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land from property, plant and equipment to operating leases. Where the land and building cannot be allocated reliably as at the date of acquisition, the land and building elements will continue to be treated as property, plant and equipment and carried at cost.

The adoption of HKAS 32 "Financial Instruments: Disclosures and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" has resulted in a change in accounting policy relating to the classification of held for trading investments and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in fair value is recognised through income statement.

Notes to the Condensed Consolidated Financial Statements

2. Changes in accounting policies *(continued)*

In the current period, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the period in which they arise. In previous periods, investment properties under the previous Statement of Standard Accounting Practice ("SSAP") No. 13 were measured at open market values, with revaluation surplus or deficits credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from January 1, 2005 onwards.

Following the adoption of HKFRS 3 "Business Combinations", HKAS 36 "Impairment of Assets" and HKAS 38 "Intangible Assets", goodwill on acquisition of subsidiary, jointly controlled and associated companies is no longer amortised but tested for impairment annually as opposed to being amortised over its estimated useful life in previous years. Any impairment loss recognised during the period is charged to the income statement. This change in accounting policy has been applied prospectively from January 1, 2005 and amortisation of goodwill ceased on December 31, 2004.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

- HKFRS 2 – only retrospective application for all equity instruments granted after November 7, 2002 and not vested at January 1, 2005.
- HKFRS 3 – prospectively after the adoption date.
- HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for Investments and Securities" to other investments in 2004 comparative information.

Notes to the Condensed Consolidated Financial Statements

For the six months ended June 30, 2005

3. Business and geographical segments

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and maintenance service income during the period. An analysis of the Group's unaudited segment revenues and results for business segments and geographical segments for the period is as follows:

Business segments

2005

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover							
External sales	54,620	116,106	152,107	1,777	-	-	324,610
Inter-segment sales	31	45	-	31	-	(107)	-
Total turnover	54,651	116,151	152,107	1,808	-	(107)	324,610

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Results							
Segment results	2,814	3,332	1,381	(979)	8,440	130	15,118
Gain on settlement of a loan							88,178
Unallocated corporate expenses							(8,276)
Profit from operations							95,020
Finance costs							(2,258)
Share of results of associates	-	(3,008)	(967)	-	-	-	(3,975)
Profit before taxation							88,787
Income tax expense							(12,426)
Profit for the period							76,361

Notes to the Condensed Consolidated Financial Statements

For the six months ended June 30, 2005

3. Business and geographical segments *(continued)*

Business segments *(continued)*

2004

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover							
External sales	64,824	62,355	121,113	30,270	–	–	278,562
Inter-segment sales	1,344	3,271	–	105	–	(4,720)	–
Total turnover	66,168	65,626	121,113	30,375	–	(4,720)	278,562

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Eliminations HK$'000	Consolidated HK$'000
Results							
Segment results	346	(1,226)	6,389	(4,384)	(681)	403	847
Unallocated corporate expenses							(368)
Profit from operations							479
Finance costs							(4,390)
Restructuring cost							(1,320)
Share of result of an associate	–	(10,793)	–	–	–	–	(10,793)
Loss before taxation							(16,024)
Income tax credit							12,780
Loss for the period							(3,244)

Notes to the Condensed Consolidated Financial Statements

For the six months ended June 30, 2005

3. Business and geographical segments *(continued)*

Geographical segments

	Turnover by geographical market Six months ended June 30		Contribution to operating results Six months ended June 30	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**260,480**	192,511	**10,676**	(3,519)
Singapore	**29,668**	26,431	**673**	(143)
Malaysia	**14,260**	11,610	**721**	519
The People's Republic of China	**7,198**	31,504	**(2,229)**	239
Macau	**12,447**	15,608	**679**	(17)
Others	**557**	898	**111**	12
	324,610	278,562	**10,631**	(2,909)
Other operating income			**4,487**	3,756
Gain on settlement of a loan			**88,178**	–
Unallocated corporate expenses			**(8,276)**	(368)
Profit from operations			**95,020**	479

4. Profit from operations

Profit from operations has been arrived at after charging:

	Six months ended June 30	
	2005	2004
	HK$'000	HK$'000
Depreciation of:		
Owned assets	**2,728**	3,629
Assets held under finance leases	**87**	12
Amortisation of goodwill	**–**	136

Notes to the Condensed Consolidated Financial Statements

5. Income tax

	Six months ended June 30	
	2005	2004
	HK$'000	HK$'000
The tax (expense) credit comprises:		
Current tax for the period:		
Hong Kong Profits Tax	**–**	–
Overseas taxation	**(6)**	96
	(6)	96
Deferred tax:		
Current period	**(12,420)**	12,684
Income tax attributable to the Company and its subsidiaries	**(12,426)**	12,780
Share of income tax attributable to associates	**–**	–
	(12,426)	12,780

No provision for Hong Kong Profits Tax has been provided for the period ended June 30, 2005 as the Group had tax losses brought forward to set off the estimated assessable profit for the period.

No provision for Hong Kong Profits Tax has been provided for the period ended June 30, 2004 as the Group did not derive any assessable profit.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

6. Earnings (loss) per share

The calculation of the basic earnings (loss) per share is based on the profit attributable to shareholders of approximately HK$76,378,000 (2004: loss of approximately HK$2,293,000) and on the weighted average number of 2,216,154,331 (2004: 2,216,154,331) ordinary shares in issue during the period.

No diluted earnings (loss) per share has been presented because the exercise price of the Company's outstanding share options was higher than the average market price for share for both periods.

Notes to the Condensed Consolidated Financial Statements

For the six months ended June 30, 2005

7. Investment properties

During the period, the Group had transferred certain of its properties from land and building to investment properties at approximately HK$16,783,000 (during the year ended December 31, 2004: approximately HK$57,202,000).

The investment properties of the Group were revalued as at June 30, 2005 by an independent firm of surveyors on an open market basis. The fair value gains of approximately HK$6,707,000 had been credited to the income statement for the period ended June 30, 2005 (2004: Nil).

8. Property, plant and equipment

	June 30 2005 HK$'000	December 31 2004 HK$'000
Opening net book value	**117,528**	180,019
Exchange difference	**(26)**	7
Additions	**3,063**	2,584
Disposals	**(633)**	(1,107)
Transfer to investment properties	**(16,783)**	(57,202)
Depreciation charge	**(2,815)**	(6,773)
Closing net book value	**100,334**	117,528

Notes to the Condensed Consolidated Financial Statements

For the six months ended June 30, 2005

9. Trade and other receivables

The Group allows an average credit period of 30 to 90 days to its customers. The aged analysis of trade receivables is as follows:

	June 30 2005 HK$'000	December 31 2004 HK$'000
Within 30 days	**41,929**	29,218
31 to 60 days	**8,613**	10,609
61 to 90 days	**3,288**	2,398
91 days to 1 year	**1,442**	8,469
Over 1 year	**3,399**	1,986
Total trade receivables	**58,671**	52,680
Deposits, prepayments and other receivables	**27,991**	20,907
	86,662	73,587

10. Trade and other payables

The aged analysis of trade payables is as follows:

	June 30 2005 HK$'000	December 31 2004 HK$'000
Within 30 days	**8,765**	5,070
31 to 60 days	**2,672**	2,191
61 to 90 days	**2,640**	3,337
91 days to 1 year	**449**	988
Over 1 year	**824**	1,329
Total trade payables	**15,350**	12,915
Customers' deposits, accruals and other payables	**105,576**	94,853
Fair value derivatives	**285**	–
	121,211	107,768

Notes to the Condensed Consolidated Financial Statements

For the six months ended June 30, 2005

11. Borrowings

	June 30 2005 HK$'000	December 31 2004 HK$'000
Bank overdrafts	**3,694**	2,257
Bank loans	**74,703**	31,865
	78,397	34,122
Secured	**69,862**	25,318
Unsecured	**8,535**	8,804
	78,397	34,122
Secured loan advanced from a supplier	**-**	130,322
	78,397	164,444
The maturity of the above loans is as follows:		
Within one year	**60,775**	32,820
More than one year, but not exceeding two years	**5,857**	477
More than two years, but not exceeding five years	**11,765**	825
More than five years	**-**	130,322
	78,397	164,444
Less: Amounts due within one year shown under current liabilities	**(60,775)**	(32,820)
Amounts due after one year	**17,622**	131,624

Notes to the Condensed Consolidated Financial Statements

For the six months ended June 30, 2005

12. Share capital

	Number of shares	Nominal value HK$'000
Authorised:		
At January 1, 2004, December 31, 2004, January 1, 2005 and June 30, 2005 of HK$0.10 each	3,500,000,000	350,000
Issued and fully paid:		
At January 1, 2004, December 31, 2004, January 1, 2005 and June 30, 2005 of HK$0.10 each	2,216,154,331	221,615

13. Deferred taxation

The movement on the deferred tax liabilities (assets) account is as follows:

	Tax loss HK$'000	Accelerated tax depreciation HK$'000	Total HK$'000
At January 1, 2004	–	33,709	33,709
Credit for the year	(21,300)	(8,615)	(29,915)
At December 31, 2004 and January 1, 2005	(21,300)	25,094	3,794
Charge (Credit) for the period	15,000	(2,580)	12,420
At June 30, 2005	(6,300)	22,514	16,214

Represented by:	
Deferred tax assets	(6,300)
Deferred tax liabilities	22,514
	16,214

Notes to the Condensed Consolidated Financial Statements

For the six months ended June 30, 2005

14. Related party transactions

During the period, the Group entered into the following transactions with related parties:

	Six months ended June 30	
	2005	2004
	HK$'000	HK$'000
Interest income received from a related party	–	30
Management and agency fee paid to:		
a related company	**44**	9
a related company which received on behalf of a building management fund	**2,099**	2,107
Sales of goods to a director	–	900
Acquisition of further interest in a subsidiary from a related party	–	2,287

15. Contingent liabilities

At June 30, 2005, the Group had contingent liabilities of approximately HK$29.9 million (December 31, 2004: approximately HK$29.2 million) arising out of a law suit against a subsidiary of the Company in the People's Republic of China (the "PRC") and of approximately HK$1.3 million (December 31, 2004: approximately HK$1.3 million) in respect of proceedings involving another subsidiary of the Company in India. Regarding the law suit in the PRC, the court has declared and reaffirmed its final ruling against the subsidiary in July 2005 and ruled a total compensation of approximately HK$29.9 million would need to be paid to the plaintiffs. The subsidiary has appealed to the Provincial High Court of Guangdong. As at the date of this report, the appeal is still in progress.

At June 30, 2005, the Group had a contingent liability of approximately HK$999,000 (December 31, 2004: approximately HK$1,000,000) arising out of the grant of option to a connected person. Further details of which are set out in the announcement of the Company dated May 5, 2004.

Notes to the Condensed Consolidated Financial Statements

16. Commitments

Capital commitments

Capital commitments as at the balance sheet date are as follows:

	June 30 2005 HK$'000	December 31 2004 HK$'000
Contracted but not provided for	**3,604**	–
Authorised but not contracted for	**3,400**	–

Financial commitments

At June 30, 2005, the Group had outstanding commitment in respect of forward contracts against the Group's exposure in foreign currencies from its operations as follows:

	June 30 2005 HK$'000	December 31 2004 HK$'000
Sell Hong Kong dollars for Japanese Yen	**4,718**	11,590
Sell Singapore dollars for Japanese Yen	**1,677**	2,896

Operating lease commitments

At June 30, 2005 the Group had commitments under non-cancellable operating leases, which fall due as follows:

	June 30 2005 HK$'000	December 31 2004 HK$'000
Within one year	**7,961**	5,317
In the second to fifth year inclusive	**9,183**	3,527
	17,144	8,844

Notes to the Condensed Consolidated Financial Statements

For the six months ended June 30, 2005

17. Pledge of assets

At the balance sheet date, certain of the Group's land and buildings, investment properties and properties held for sale with an aggregate net book value of approximately HK$310.8 million (December 31, 2004: approximately HK$305.7 million); inventories stated at lower of cost or net realisable value amounting HK$2.1 million (December 31, 2004: Nil); deposits in a bank of approximately HK$38,000 (December 31, 2004: approximately HK$1.2 million) and all assets of a subsidiary of approximately HK$19.3 million (December 31, 2004: approximately HK$18.5 million) have been pledged to secure facilities granted by banks and a supplier to the Group.

18. Gain on settlement of a loan

On February 24, 2005, the Group and a supplier, Mitsubishi Heavy Industries, Ltd ("MHI"), have entered into a deed of settlement in relation to the settlement of the debt due from the Group to MHI under the loan agreement dated June 28, 2002. In accordance with the deed of settlement, the debt, being the aggregate of the principal plus accrued interest thereon of approximately HK$135.0 million as at December 31, 2004, have been settled in full with the amount of approximately HK$46.8 million, resulting in a gain of approximately HK$88.2 million by the Group. The settlement has been fulfilled by a new long term bank loan borrowed by the Group and the Group's internal resources. Further details of which are set out in the announcement of the Company dated February 24, 2005.

19. Post balance sheet events

Subsequent to the balance sheet date, the Group had the following material events:

(a) On July 12, 2005, the Group entered into a termination agreement with LG Electronics Inc. ("LG") and LG Electronics HK Limited ("LG HK") terminating the two distributorship agreements dated January 1, 2004 between the Group and LG with effect from July 1, 2005. Upon termination of the distributorship agreements, the Group will become a non-exclusive wholesaler of LG HK in respect of the LG products in the territory. Further details of which are set out in the announcement of the Company dated July 12, 2005.

Notes to the Condensed Consolidated Financial Statements

For the six months ended June 30, 2005

19. Post balance sheet events *(continued)*

(b) On July 13, 2005, the Group entered into the sale & purchase agreements with the purchasers for the disposal of the three properties situated at Room 1908, 1909 and 1910 of Beijing Bright China Chang An Building, No.7 Jianguomennei Da Jie, Doncheng District, Beijing, the PRC, for cash consideration of approximately HK$4.3 million, HK$3.3 million and HK$1.8 million respectively. The aggregate consideration for the disposal is approximately HK$9.4 million and will realise an aggregate loss of approximately HK$3.1 million over the aggregate audited book value of the properties of HK$12.5 million as at December 31, 2004. The consideration for the properties was arrived at pursuant to arm's length negotiations between the parties having regard to the book value of the properties as well as the property market in Beijing. Taking into account the abovementioned factors, the directors are of the view that the terms of the disposal are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole. Further details of which are set out in the announcement of the Company dated July 15, 2005.

(c) On August 18, 2005, the Company entered into a subscription agreement with Hanny Holdings Limited ("HHL"), in relation to the subscription of a 7.25% coupon convertible note due 2008 of the Company by HHL in the principal amount of HK$30 million. Upon full conversion of the convertible note at the initial conversion price of HK$0.10 per share, 300,000,000 conversion shares will be issued and represent approximately 13.54% of the existing issued share capital of the Company as at August 18, 2005 and approximately 11.92% of the issued share capital of the Company as enlarged by the conversion shares. The net proceeds from the issue of the convertible note will be approximately HK$28 million which will be used by the Company as additional general working capital. Further details of which are set out in the announcement of the Company dated August 18, 2005.

INTERIM DIVIDEND

The Directors have resolved not to declare the payment of an interim dividend (2004: nil).

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results

For the first six months of 2005 the Group reported a total turnover of HK$324.6 million, a marked increase of HK$46.0 million (+16.5%) over HK$278.6 million of last period. This robust upsurge was mainly attributable to the remarkable sales performance of our Audio-visual and Car divisions as detailed in the business review section below. Against the backdrop of persistent economic recovery in Hong Kong, consumer market of our products continued to be buoyant and prosperous.

Gross profit slightly declined by HK$0.3 million (-0.5%) to HK$63.6 million when compared with last period's HK$63.9 million. To combat the unrelenting price competition in the consumer market we need to adjust strategically our margins in order to maintain and enlarge our market share.

Distribution costs slightly increased by HK$0.2 million or 0.8% while administrative expenses also slightly increased by HK$0.6 million or 1.4%. The fact that the significant growth of HK$46.0 million or 16.5% in turnover had only carried with it a less-than-proportionate increase in distribution costs and administrative expenses clearly demonstrated effective measure in cost saving across the Group.

The HK$6.7 million "Fair value gains on investment properties" represented the upward fair value changes of the portion of Wo Kee Hong Building that was being put to use as investment properties. For details, please refer to note 7 to the condensed consolidated financial statements.

Details of the HK$88.2 million "Gain on settlement of a loan" had already been reported as "Events after the balance sheet date" in our 2004 Annual Report. In brief, it was the result of the settlement agreement in relation to a loan due to Mitsubishi Heavy Industries, Ltd.

Finance costs dropped by HK$2.1 million (-47.7%) from last period's HK$4.4 million to HK$2.3 million. This saving reflected the improving status of our cash flow position, which was mainly attributable to the settlement of loan as above-mentioned.

Share of results of associates mainly reflected the share of loss of our associated company in Jiangmen amounting to HK$3.0 million. The perpetual upsurge in the costs of plastic materials and thin steel plate impaired the financial performance of this factory.

Results *(continued)*

The Board is pleased to announce a high profit from operations of the Group at HK$95.0 million in the first six months of 2005, representing a rise of HK$94.5 million against the profit of HK$0.5 million in last period. After deducting finance costs of HK$2.3 million, share of results of associates of HK$3.9 million and the income tax of HK$12.4 million, a profit attributable to equity holders of the Company of HK$76.4 million was reported, resulting in a great step forward in financial performance against last period (loss of HK$2.3 million). This further manifested the fact of a continuous turnaround of the Group to profitability.

Cash flow, liquidity and financial resources

The Group was basically financed by a combination of equity capital base, cash flow generated from operations as well as bank borrowings. As usual, bank and other liabilities were being met upon their maturities in the normal course of business.

In the first six months of 2005 cash generated from operations amounted to HK$11.6 million, enabling the Group to repay the bank and other debts and to fund the investing activities to the extent of HK$6.8 million. As a result, net positive cashflow of HK$4.8 million was achieved which helped to further strengthen our cash position, resulting in cash and cash equivalents amounting to HK$18.1 million at June 30, 2005.

The Group had total borrowings at June 30, 2005 amounting to HK$78.4 million (December 31, 2004: HK$164.4 million). As at the end of the period, the Group's gearing ratio stood at 5.3%, based on long term liabilities (excluding deferred tax) of HK$18.0 million and shareholders' equity of HK$340.3 million. The current ratio was 1.0, based on current assets of HK$229.2 million and current liabilities of HK$228.2 million.

At June 30, 2005, debtor collections period was 33 days (December 31, 2004: 31 days) and inventory turnover managed at 54 days (December 31, 2004: 64 days). These two prime indicators reflected the sound stewardship of working capital.

It is the Group's management practice to hedge foreign currency transactions with the objective to stabilize the cost via the pegging of the exchange rates with bankers. At June 30, 2005 the total outstanding foreign exchange contracts with banks amounted to HK$6.4 million (December 31, 2004: HK$14.5 million).

At the balance sheet date, the Group had capital commitments in respect of the setup of a new 3S-centre (Sales, Services and Spare parts) of our Car division contracted but not provided for amounting to HK$3.6 million and authorized but not contracted for amounting to HK$3.4 million. The Group had no capital commitment at December 31, 2004.

Cash flow, liquidity and financial resources *(continued)*

At June 30, 2005 the Group had trading facilities amounting to HK$157.6 million (December 31, 2004: HK$128.2 million) of which HK$127.2 million (December 31, 2004: HK$91.8 million) was utilized. Certain of the Group's properties, inventories, bank deposits and all assets of a subsidiary in an aggregate amount of HK$332.2 million (December 31, 2004: HK$325.4 million) were pledged to secure facilities granted by bankers and a supplier to the Group.

At the balance sheet date, the Group had contingent liabilities of approximately HK$32.2 million (December 31, 2004: approximately HK$31.5 million). For details, please refer to note 15 to the condensed consolidated financial statements.

BUSINESS REVIEW

Air-conditioning products

The business consists of marketing and distribution of a wide range of consumer and commercial air-conditioning products of five major brands, namely, "MHI" (Mitsubishi Heavy Industries of Japan); "LG" (LG Electronics Inc. of Korea), "GREE" and "TCL" from mainland China and our own "Bodysonic".

Turnover of air-conditioning for the first six months was down by 15.7% over the same period last year at HK$54.6 million (2004: HK$64.8 million). This was partly due to the shifting of the "LG" business from exclusive distributorship to wholesaling effective July 1, 2005; this transaction had impact on the steady supplies of LG products during the transitional period. Moreover, "MHI" ceased production of its range of commercial water-cooled packaged units and caused a decrease in sales. Competition in mainland China was still tough.

The Group was able to maintain a reasonable gross margin level, due to rationalisation of various costs. This business will continue to be managed profitably, by increasing efficiency and focusing on higher margin commercial products. Apart from maintaining the present dealers and contractors channel, we shall continue to develop direct sales and project business.

Audio-visual and other electrical products

The main business consists of marketing and distribution of our own "Rogers" and "Bodysonic" audio-visual products, "Marantz" high-end audio-visual products of Japan, "Alpine" car electronics of Japan and "LG" electrical appliances of Korea.

As the economy in the major markets in Hong Kong, Singapore and Malaysia continued to improve, driven by our successful products and marketing developments, we achieved excellent growth of 86.1% in the first half over the same period of last year at HK$116.1 million (2004: HK$ 62.4 million).

The development of our own "Rogers" brand from the United Kingdom was especially successful with the launch of new LCD TV, MP3 and DVD-RW players; and a new range of quality speaker systems. The 30-inch LCD TV of "Rogers" was ranked the "best seller" in Hong Kong for January 2005. "Rogers" also participated in the Consumer Electronics Show in Las Vegas in January this year with very good responses. The brand continued to add new international markets in its export drive.

The sales of "LG" home appliances for the first six months were about the same level as compared with the same period last year. However, due to the change of exclusive distributorship to wholesaling with effect from July 1, 2005, such products will contribute less margins to this business segment in the second half of the year. We are actively looking for potential replacement products and are confident that we can reduce the impact of the change in distributorship to minimal.

The car electronics of "Alpine" made good sales and profit growth in Singapore and Malaysia in OEM business.

Strong growth in the audio-visual segment is expected with continuous expansion of the "Rogers" and "Alpine" business, improvement in profit margin, development of more international markets, new product launches and increasing operational efficiency.

Direct marketing

The business is the operation under "Mega Warehouse" branded outlets in Hong Kong market. Sales to customers for the six months 2005 were much lower than same period last year. In view of the intensive competition of the retail market, the operation of Mega Warehouse was scaled down substantially in the first half of 2005. New strategies are being formulated to reposition the direct marketing business in a profitable manner.

Cars and car accessories

The business consists mainly of the import, distribution and after-sale service of Italian "Ferrari" and "Maserati" cars and spare parts in Hong Kong and Macau.

Sales in this category increased by 25.6% to HK$152.1 million (2004: HK$121.1 million) caused by strong "Maserati" growth in Hong Kong. Workshop service income also increased substantially and contributed nicely to operating profit. Since September last year, the selling of cars to mainland China was transferred to the equity joint-venture, Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd; so left-hand drive (LHD) car sales to China was phased out during the period.

During the period, the new "Ferrari" 8-cylinder sports car, F430, was introduced and we received the highest record of orders for a new model. Delivery of the F430 started in July and would generate high growth in sales and profit in the second half.

It is expected very strong performance would be achieved by this segment as we would start to deliver to the customers F430s that they had ordered and growing popularity of "Maserati" Quattroporte and GranSport.

A new 3S-centre on the Hong Kong Island will be inaugurated in October, so in addition to our two other service workshops on the Kowloon side, we would provide even a higher level of technical services to our customers. There would also be a new exclusive "Maserati" showroom to be opened in October to further strengthen the promotion of "Maserati" cars.

HUMAN RESOURCES

As of June 30, 2005, the total number of employees of the Group, excluding associates, was 281 (2004: 343), a substantial reduction of 18%, reflecting the curtailment from direct marketing and our continuous effort to staff cost reduction and productivity increase. As the Group's business is on a healthy upward trend, the management is committed to motivating and training our staff to be even more competitive, and providing opportunities for career development.

PROSPECTS

Healthy economic growth in our key markets will continue into the second half year and 2006. We expect particularly strong performance to be achieved by the car business, with the extreme popularity of the new models and incoming shipments for deliveries to our customers.

The air-conditioning business is steady and profitable and further cultivation of our already good network will bring in more business opportunities.

Strong growth of our own "Rogers" brand of audio-visual products is planned and it will be increasingly important in profit contribution. We also plan for development of "Bodysonic", the other brand owned by us, in new life style products.

In the direction of securing more luxurious brands for distribution, a new subsidiary was set up to act as the exclusive distributor for Italian "Ferretti" luxurious motor yachts in Southern China, covering the provinces of Guangdong, Fujian, Hainan and Guangxi. Luxurious motor yachts business will be an interesting business line to expect good growth in Southern China. We shall continue to secure more luxurious brands for distribution to attain better profit margins.

Income from our property investments is expected to improve as the property market gradually recovers.

The management is confident that all our major business segments will be profitable for the year and expect a trend of profit and sales growth to sustain.

Other Information

Disclosure of directors' interests

As at June 30, 2005, the interests and short positions of each Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO; or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange are as follows:

(a) Beneficial interest and short position in Shares as at June 30, 2005:

	Number of ordinary shares of HK$0.10 each ("Share")			
Directors	**Personal Interests**	**Family Interests**	**Corporate Interests**	**Total Interests**
Mr. Richard Man Fai LEE	33,564,388	6,738,732 (Note 1)	1,171,335,706 (Note 2)	1,211,638,826
Mr. Jeff Man Bun LEE	4,719,000	–	1,185,792,896 (Notes 2 & 3)	1,190,511,896
Ms. Kam Har YUE	52,097,162	–	1,171,335,706 (Note 2)	1,223,432,868
Mr. Sammy Chi Chung SUEN	471,900	–	–	471,900
Mr. Raymond Cho Min LEE	–	–	19,202,000 (Note 4)	19,202,000

Notes:

1. The 6,738,732 Shares are owned by Ms. Siew Yit HOH, the spouse of Mr. Richard Man Fai LEE.

2. The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

3. Out of the 1,185,792,896 Shares, 14,457,190 Shares are held by Fisherman Enterprises Inc., a company incorporated in the British Virgin Islands and wholly owned by Mr. Jeff Man Bun LEE.

4. The 19,202,000 Shares are beneficially owned by ODE Asia Limited, 100% owned by M.W. Lee & Sons Enterprises Limited which is controlled by Mr. Raymond Cho Min LEE.

5. All interests in the Shares are long positions. None of the Directors held any short position in the Shares.

Disclosure of directors' interests *(continued)*

(b) Beneficial interests and short positions in underlying shares of equity derivatives of the Company as at June 30, 2005 are disclosed in the section headed "Movement of share options" of this report.

(c) Beneficial interests and short position in shares in associated corporations as at June 30, 2005:

Directors	Name of associated corporation	Number of shares or equity interests held or interested in	Class and/or description of shares/interests
Mr. Wing Sum LEE	Stoneycroft Estates Limited	15,750,000	non-voting deferred shares
	Wo Kee Hong Limited	8,500	non-voting deferred shares
	Wo Kee Services Limited	1	non-voting deferred shares
Ms. Kam Har YUE	Forward International Corporation, Limited	34,335	non-voting deferred shares
	Shinwa Engineering Company, Limited	3,850,000	non-voting deferred shares
	Stoneycroft Estates Limited	340,000	non-voting deferred shares
	Wo Kee Hong Limited	400	non-voting deferred shares

Substantial shareholders' interests

Save as disclosed below and in the section headed "Disclosure of directors' interests", as at June 30, 2005, so far as is known to the Directors, no other person had, or was deemed or taken to have an interest or short position of 5% or more of the interests in the shares or underlying shares of the Company as recorded in the register required to be kept under Section 336 as the SFO:

Company Name	Number of Shares	Approximate % of the total issued Shares
Modern Orbit Limited	1,171,335,706	52.85%

Other Information

Substantial shareholders' interests *(continued)*

Note: The 1,171,335,706 Shares are held by Modern Orbit Limited, which is wholly owned by Cyber Tower Inc. as trustee of The WS Lee Unit Trust. 99% of the units of The WS Lee Unit Trust are held by a discretionary trust of which Mr. Wing Sum LEE's family members including Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE are the beneficiaries. The remaining 1% of the units of The WS Lee Unit Trust are held by Skylink International Asset Corporation, a company incorporated in the British Virgin Islands and owned by Ms. Kam Har YUE, Mr. Richard Man Fai LEE and Mr. Jeff Man Bun LEE.

Share options

1991 Scheme

The Company's share option scheme was adopted on June 22, 1991 ("1991 Scheme") for the primary purpose of providing incentives to Directors and eligible employees and expired on June 21, 2001. The Directors may, at their discretion, grant options to all eligible employees, including executive Directors of the Company and its subsidiaries.

The total number of shares in respect of which options may be granted under the 1991 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 1991 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

2001 Scheme

Another share option scheme ("2001 Scheme") was subsequently adopted pursuant to a resolution passed on June 28, 2001 for the primary purpose of providing incentives to Directors and eligible employees, and was terminated on May 30, 2002 pursuant to a resolution passed on that date.

Under the 2001 Scheme, the Directors may grant options to any full-time employees, including executive and non-executive Directors of the Company and its subsidiaries, to subscribe for shares in the Company.

Other Information

2001 Scheme *(continued)*

The total number of shares in respect of which options may be granted under the 2001 Scheme is not permitted to exceed 10% of the issued share capital of the Company at any point in time. The number of shares in respect of which options may be granted to any individual is not permitted to exceed 25% of the maximum aggregate number of shares of the Company for the time being issued and issuable under the 2001 Scheme.

Options granted must be taken up within 28 days of the date of grant, upon payment of HK$1 per grant. Options are exercisable within a period of 6 years commencing one month from the date of acceptance of options.

The subscription price is determined by the Directors, and will not be less than the higher of a price being not less than 80% of the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of a share of the Company.

Upon termination of the 2001 Scheme, no further options will be granted but in all other respects, the provisions of the 2001 Scheme shall remain in force and all granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

2002 Scheme

On August 23, 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules, which has come into effect on September 1, 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the Company adopted a new share option scheme ("2002 Scheme") and terminated the 2001 Scheme on May 30, 2002 pursuant to a resolution passed on that date. The purpose of the 2002 Scheme is to provide incentives or rewards to participants for their contribution to the Group and enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any companies in which the Group holds any equity interest. The 2002 Scheme will expire on the 10th anniversary of date of adoption.

Under the 2002 Scheme, the Board of Directors of the Company may at their discretion grant options to the following participants of the Company, its subsidiaries and any companies in which the Group holds any equity interest, to subscribe for shares in the Company:

1. eligible employees, including Directors; or

2. suppliers or customers; or

3. any person or entity that provides research, development or other technological support; or

Other Information

2002 Scheme *(continued)*

4. shareholders; or

5. employees, partners or Directors of any business partners, joint venture partners, financial advisers and legal advisers.

Options granted to a Director, chief executive or substantial shareholder of the Company, or any of their respective associates must be approved by the Independent Non-executive Directors of the Company (excluding any Independent Non-executive Director who is the grantee).

The total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes is not permitted to exceed 30% of the issued share capital of the Company from time to time. Subject to the above rule, the total number of shares in respect of which options may be granted under the 2002 Scheme and any other schemes must not in aggregate, exceed 10% of the issued share capital of the Company at the adoption date of the 2002 Scheme without prior approval from the Company's shareholders.

The number of shares in respect of which options may be granted to any participant in any one year is not permitted to exceed 1% of the shares of the Company in issue at any point in time, without prior approval from the Company's shareholders. Options granted to a substantial shareholder, or an Independent Non-executive Director of the Company, or any of their respective associates under the 2002 Scheme and any other schemes in any one year in excess of 0.1% of the Company's issued share capital or with a value, based on the closing price of the shares of the Company at the date of each grant, in excess of HK$5 million must be approved in advance by the Company's shareholders.

Options granted must be taken up within 28 days of the date of grant upon payment of HK$1 per each grant of options. The exercise period of the share options granted under the 2002 Scheme shall be determined by the Board of Directors when such options are granted, provided that such period shall not end later than 6 years from the date of grant. The subscription price is determined by the Board of Directors of the Company, and will not be less than the higher of the closing price of the Company's shares on the date of grant, or the average closing price of the shares for the five trading days immediately preceding the date of grant, or the nominal value of a share of the Company.

No Share Options were exercised or granted for the six months ended June 30, 2005.

At June 30, 2005, the number of shares in respect of which options had been granted and remained outstanding under the 1991, 2001 and 2002 Scheme were 45,843,275, 118,930,658 and 91,226,162 representing 2.1%, 5.4% and 4.1% of the issued share capital of the Company at that date respectively.

Other Information

Movement of share options

The following table discloses movement in the Company's share options for the six months ended June 30, 2005:

Eligible person	Scheme type	Date of grant	Outstanding at January 1, 2005 and June 30, 2005	Exercisable period	Exercise price HK$
Mr. Wing Sum LEE (Director)	1991	December 21, 1999	10,225,519	February 11, 2000 – February 10, 2006	0.2325
	1991	February 11, 2000	4,719,470	March 21, 2000 – March 20, 2006	0.5422
	2001	August 10, 2001	55,060,504	September 16, 2001 – September 15, 2007	0.1661
	2002	September 24, 2002	640,640	September 24, 2002 – September 23, 2008	0.1000
			70,646,133		
Mr. Richard Man Fai LEE (Director)	1991	December 21, 1999	10,540,150*	February 7, 2000 – February 6, 2006	0.2325
	1991	February 11, 2000	5,506,048	March 18, 2000 – March 17, 2006	0.5422
	1991	May 28, 2001	6,292,629	June 29, 2001 – June 28, 2007	0.1661
	2001	August 10, 2001	55,060,504	September 16, 2001 – September 15, 2007	0.1661
	2001	August 29, 2001	786,575*	September 30, 2001 – September 29, 2007	0.1661
	2002	September 24, 2002	22,159,280	September 24, 2002 – September 23, 2008	0.1000
			100,345,186*		
Mr. Jeff Man Bun LEE (Director)	2002	June 4, 2002	3,146,314	June 4, 2002 – June 3, 2008	0.1000
	2002	September 24, 2002	1,430,000	September 24, 2002 – September 23, 2008	0.1000
			4,576,314		
Ms. Kam Har YUE (Director)	2001	August 29, 2001	786,575	September 30, 2001 – September 29, 2007	0.1661
Mr. Sammy Chi Chung SUEN (Director)	1991	December 21, 1999	471,944	February 6, 2000 – February 5, 2006	0.2325
	1991	February 11, 2000	786,575	March 22, 2000 – March 21, 2006	0.5422
	1991	January 18, 2001	409,019	March 6, 2001 – March 5, 2007	0.1661
	2001	August 10, 2001	1,573,156	September 19, 2001 – September 18, 2007	0.1661
	2002	June 4, 2002	6,292,629	June 4, 2002 – June 3, 2008	0.1000
	2002	September 24, 2002	2,002,000	September 24, 2002 – September 23, 2008	0.1000
			11,535,323		

* Share options granted to Mr. Richard Man Fai LEE's spouse were included.

Other Information

Movement of share options *(continued)*

Eligible person	Scheme type	Date of grant	Outstanding at January 1, 2005 and June 30, 2005	Exercisable period	Exercise price HK$
Mr. Raymond Cho Min LEE	2002	June 4, 2002	2,202,418	June 4, 2002 – June 3, 2008	0.1000
(Director)	2002	September 24, 2002	11,440	September 24, 2002 – September 23, 2008	0.1000
			2,213,858		
Mr. Boon Seng TAN	2002	June 4, 2002	2,202,418	June 4, 2002 – June 3, 2008	0.1000
(Director)	2002	September 24, 2002	11,440	September 24, 2002 – September 23, 2008	0.1000
			2,213,858		
Continuous contract employees	1991	December 21, 1999	1,653,315	February 1, 2000 – March 21, 2006	0.2325
	1991	February 11, 2000	519,136	March 18, 2000 – March 21, 2006	0.5422
	1991	September 8, 2000	4,719,470	November 5, 2000 – November 4, 2006	0.2347
	2001	August 29, 2001	4,090,188	September 30, 2001 – September 30, 2007	0.1661
	2001	November 23, 2001	1,573,156	December 23, 2001 – December 22, 2007	0.1661
	2002	June 4, 2002	51,127,583	June 4, 2002 – June 3, 2008	0.1000
			63,682,848		
			256,000,095		

Other Information

Purchase, **sale or redemption of securities**

During the six months ended June 30, 2005, the Company and its subsidiaries have *not* repurchased, sold or redeemed any of the Company's securities.

Corporate governance

In the opinion of the Directors, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") during the six months ended June 30, 2005 except in relation to the separation of the role of chairman and chief executive officer and rotation of directors under the code provisions A.2.1 and A.4.2 respectively.

Under the code provisions A.2.1 and A.4.2 of the Listing Rules, (a) the roles of chairman and chief executive officer should be separate and should not be performed by the same individual, and (b) every director should be subject to retirement by rotation at least once every three years.

According to the Wo Kee Hong (Holdings) Limited Company Act, 1991 (the "Act"), no Director holding the office of chairman or managing director shall be subject to retirement by rotation as provided in the Bye-Laws of the Company. As the Company is bound by the provisions of the Act at this time, the Bye-Laws of the Company cannot be amended to fully reflect the requirements of the Code on Corporate Governance Practices. The Board has sought legal advice on the change of the Act or other possible steps to address the issue.

The Board will review its current corporate governance practices and propose any amendment, if necessary, to ensure compliance with the Code on Corporate Practices as set out in the Listing Rules.

Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code")

The Company has adopted a code of conduct for transactions in the Company's securities by the Directors that complies with the Model Code as set out in Appendix 10 of the Listing Rules. Followed specific enquiry by the Company, all Directors have confirmed that they have complied with the required standards as set out in the Model Code throughout the six months ended June 30, 2005.

Other Information

Change of auditors

On August 29, 2005, RSM Nelson Wheeler resigned as auditors of the Group. On August 30, 2005, HLB Hodgson Impey Cheng were appointed as auditors of the Group to fill the casual vacancy following the resignation of former auditors to hold office until the conclusion of the forthcoming annual general meeting of the Company.

Audit committee

The Company sets up an Audit Committee comprising Mr. Raymond Cho Min LEE (Chairman), Mr. Boon Seng TAN and Mr. Kenji Tak Hing CHAN, all of whom are Independent Non-executive Directors of the Company. In establishing the terms of reference for this Committee, the Directors have had regard to "A Guide for Effective Audit Committee" issued by the Hong Kong Society of Accountants (now known as the Hong Kong Institute of Certified Public Accountants) in February 2002 and the Code on Corporate Governance Practices.

The Audit Committee of the Company has reviewed the interim results, and was content that the accounting policies of the Group are in accordance with the current best practice in Hong Kong.

The interim results has been reviewed by the Audit Committee and HLB Hodgson Impey Cheng, auditors of the Company.

By Order of the Board of Directors
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, September 22, 2005


Motor vehicle and car accessories distribution
Wo Kee Hong(Holdings) Limited
Air-conditioning products

二零零五年中期報告

和記行（集團）有限公司

（於百慕達註冊成立之有限公司）

簡明綜合損益表

截至二零零五年六月三十日止六個月

和記行(集團)有限公司為一間控股公司，其主要附屬公司為亞洲地區(包括中國大陸、香港、澳門、新加坡及馬來西亞)之客戶提供優質品牌產品之進口、市場推廣、分銷及售後服務。其主要產品包括空調產品、家居電器產品、包括汽車音響之影音電器產品、汽車及汽車配件及其他電子產品。

業績

和記行(集團)有限公司(「本公司」)之董事欣然宣佈本公司及其附屬公司(「本集團」)截至二零零五年六月三十日止六個月之未經審核綜合業績連同同期之比較數字及選定之說明附註如下：

簡明綜合損益表

		截至六月三十日止六個月	
		二零零五年	二零零四年
		(未經審核)	(未經審核)
	附註	港幣千元	港幣千元
營業額	3	**324,610**	278,562
銷售成本		**(261,026)**	(214,684)
毛利		**63,584**	63,878
其他經營收入		**4,487**	3,756
投資收益		**96**	43
分銷費用		**(23,922)**	(23,727)
行政費用		**(44,110)**	(43,471)
投資物業之公平值收益	7	**6,707**	–
償還一項貸款之收益	18	**88,178**	–
經營盈利	4	**95,020**	479
財務費用		**(2,258)**	(4,390)
重組費用		**–**	(1,320)
應佔聯營公司業績		**(3,975)**	(10,793)
除税前盈利(虧損)		**88,787**	(16,024)
所得税(開支)撥回	5	**(12,426)**	12,780
期內盈利(虧損)		**76,361**	(3,244)
應佔：			
本公司權益持有人		**76,378**	(2,293)
少數股東權益		**(17)**	(951)
		76,361	(3,244)
本公司權益持有人應佔盈利(虧損)之每股盈利(虧損)－基本	6	**3.45仙**	(0.10)仙

簡明綜合資產負債表

截至二零零五年六月三十日止六個月

	附註	二零零五年六月三十日(未經審核)港幣千元	二零零四年十二月三十一日(經審核)港幣千元
非流動資產			
投資物業	7	**195,795**	172,305
物業、廠房及設備	8	**100,334**	117,528
商譽		**2,306**	2,306
遞延税項資產	13	**6,300**	21,300
聯營公司權益		**75,951**	79,926
可供出售投資		**702**	702
		381,388	394,067
流動資產			
存貨		**79,641**	85,023
持作出售物業之可變現淨值		**34,000**	34,000
貿易往來及其他應收賬款	9	**86,662**	73,587
應收聯營公司款項		**7,041**	8,931
持作買賣之投資		**101**	101
銀行結存及現金		**21,753**	15,952
		229,198	217,594
流動負債			
貿易往來及其他應付賬款	10	**121,211**	107,768
應付票據		**36,209**	38,840
應付税項		**–**	241
應付關連公司款項		**9,926**	9,726
一年內到期之融資租賃債務		**81**	84
一年內到期之貸款	11	**60,775**	32,820
		228,202	189,479
流動資產淨值		**996**	28,115
總資產減流動負債		**382,384**	422,182
非流動負債			
一年後到期之融資租賃債務		**355**	408
一年後到期之貸款	11	**17,622**	131,624
一名少數股東之貸款		**–**	128
遞延税項負債	13	**22,514**	25,094
		40,491	157,254
資產淨值		**341,893**	264,928
資本及儲備			
股本	12	**221,615**	221,615
儲備		**118,686**	41,704
本公司權益持有人應佔總權益		**340,301**	263,319
少數股東權益		**1,592**	1,609
總權益		**341,893**	264,928

簡明綜合現金流量表

截至二零零五年六月三十日止六個月

	截至六月三十日止六個月	
	二零零五年 （未經審核） 港幣千元	二零零四年 （未經審核） 港幣千元
經營業務所得現金淨額	**11,607**	29,182
投資業務所用現金淨額	**(857)**	(974)
融資業務所用現金淨額	**(5,973)**	(15,372)
現金及現金等值項目增加淨額	**4,777**	12,836
於一月一日之現金及現金等值項目	**13,695**	1,796
外幣匯率變動影響	**(413)**	(112)
於六月三十日之現金及現金等值項目	**18,059**	14,520
現金及現金等值項目結餘分析		
即：		
銀行結存及現金	**21,753**	21,099
銀行透支	**(3,694)**	(6,579)
	18,059	14,520

簡明綜合權益變動表

截至二零零五年六月三十日止六個月

(未經審核)

	本公司權益持有人應佔						
	股本	資本贖回儲備	匯兑儲備	其他儲備	累計虧損	少數股東權益	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零五年一月一日	221,615	916	(2,052)	151,236	(108,396)	1,609	264,928
換算海外業務之財務報表之匯兑差額	–	–	604	–	–	–	604
期內盈利(虧損)	–	–	–	–	76,378	(17)	76,361
於二零零五年六月三十日	**221,615**	**916**	**(1,448)**	**151,236**	**(32,018)**	**1,592**	**341,893**
於二零零四年一月一日	221,615	916	(1,733)	151,236	(110,118)	–	261,916
因增加一間附屬公司股本而增加	–	–	–	–	–	2,430	2,430
換算海外業務之財務報表之匯兑差額	–	–	(159)	–	–	–	(159)
期內虧損	–	–	–	–	(2,293)	(951)	(3,244)
於二零零四年六月三十日	221,615	916	(1,892)	151,236	(112,411)	1,479	260,943

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

1. 編製基準及會計政策

本集團已根據香港會計師公會頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」、其他相關之香港會計準則及詮釋及香港財務報告準則(「香港財務報告準則」),以及香港聯合交易所有限公司證券上市規則之適用披露規定,編製未經審核之簡明綜合財務報表。

用於編製簡明綜合中期財務報表之會計政策與編製截至二零零四年十二月三十一日止年度之年度財務報表所採納者貫徹一致,惟本集團於採納新訂/經修訂香港財務報告準則及香港會計準則(於二零零五年一月一日或其後開始之會計期間生效)後,已更改其若干會計政策。

本集團會計政策之變動以及採納該等新準則之影響載於下文附註2。

2. 會計政策之變動

於二零零五年,本集團已採納以下有關其業務之香港會計準則及香港財務報告準則之新訂/經修訂準則及詮釋。

香港會計準則第1號	財務報表之呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量報表
香港會計準則第8號	會計政策、會計估計之變更及差錯
香港會計準則第10號	結算日後事項
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第21號	外幣匯率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關聯方披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	於聯營公司之投資
香港會計準則第32號	金融工具:披露及呈列
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第38號	無形資產

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

2. 會計政策之變動（續）

香港會計準則第39號	金融工具：確認及計量
香港會計準則第40號	投資物業
香港會計準則詮釋第15號	經營租賃－激勵措施
香港財務報告準則第2號	以股份方式支付
香港財務報告準則第3號	業務合併

除下文進一步載述者外，採納新訂／經修訂香港會計準則、詮釋及香港財務報告準則並無對本集團之會計政策造成重大影響。

概括而言：

- 香港會計準則第1號對少數股東權益、應佔聯營公司除稅後業績淨額之呈列及其他披露事項造成影響。

- 香港會計準則第2、7、8、10、16、21、23、27、28、33號及香港會計準則詮釋第15號對本集團政策並無重大影響。

- 香港會計準則第24號對識別關連方及若干其他關連方披露構成影響。

採納香港會計準則第17號「租賃」導致有關租賃土地由物業、廠房及設備重新分類為經營租賃之會計政策有變。倘土地及樓宇不能於收購日作可靠分配，土地及樓宇項目將繼續被視為物業、廠房及設備並以成本列賬。

採納香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」導致有關持作買賣投資及可供出售金融資產之分類之會計政策有變，同時亦導致按公平值確認衍生金融工具，公平值之變動於損益表確認。

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

2. 會計政策之變動(續)

於本期間，本集團首次應用香港會計準則第40號「投資物業」。本集團選擇運用公平價值模式對投資物業列賬，該模式規定由投資物業之公平價值轉變所產生之收益或虧損乃直接於其產生期間之損益內確認。於過往期間，根據以往之會計實務準則(「會計實務準則」)第13號，投資物業乃按公開市值計量，而重估盈餘或虧絀則計入投資物業重估儲備或於投資物業重估儲備扣除，除非該儲備之結餘不足以抵銷重估減值(在該情況下，重估減值超出投資物業重估儲備結餘之部分將於損益表扣除)。倘減值之前已於損益表扣除而及後產生重估增值，則相等於過往已扣除之減值部分會計入損益表。由二零零五年一月一日起，本集團已應用香港會計準則第40號之相關過渡性條文及選擇應用香港會計準則第40號。

於採納香港財務報告準則第3號「業務合併」、香港會計準則第36號「資產減值」及香港會計準則第38號「無形資產」後，收購附屬公司、共同控制及聯營公司之商譽不再予以攤銷，由以往年度則按其估計可使用年期進行攤銷，改為每年進行減值測試。任何於期間內確認之減值虧損於損益表扣除。此項會計政策之轉變已按預期由二零零五年一月一日起應用，而商譽攤銷已於二零零四年十二月三十一日終止。

會計政策之所有變動乃根據各自準則之過渡性條文而作出。除以下各項外，本集團所採納之所有準則均須追溯應用：

- 香港財務報告準則第2號－僅就所有於二零零二年十一月七日後授出而於二零零五年一月一日尚未歸屬之股本工具作追溯應用。

- 香港財務報告準則第3號 — 預期於採納日後。

- 香港會計準則第39號－不允許根據此準則追溯確認、終止確認及計算金融資產及負債。本集團於二零零四年比較資料中就其他投資應用以往之會計實務準則第24號「證券投資會計」。

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

3. 業務及地區分類

營業額指於期內扣除退貨及貿易折扣後已出售貨品之發票淨值以及維修服務收入。於期內，本集團按業務及地區分類之未經審核收入及業績分析如下：

業務分類

二零零五年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額							
外部銷售收益	54,620	116,106	152,107	1,777	–	–	324,610
業務之間銷售收益	31	45	–	31	–	(107)	–
營業總額	54,651	116,151	152,107	1,808	–	(107)	324,610

業務之間銷售收益以當時市場價格入賬。

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
業績							
分類業績	2,814	3,332	1,381	(979)	8,440	130	15,118
償還一項貸款之收益							88,178
未分配之公司支出							(8,276)
經營盈利							95,020
財務費用							(2,258)
應佔聯營公司業績	–	(3,008)	(967)	–	–	–	(3,975)
除稅前盈利							88,787
所得稅開支							(12,426)
期內盈利							76,361

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

3. 業務及地區分類（*續*）

業務分類（*續*）

二零零四年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額							
外部銷售收益	64,824	62,355	121,113	30,270	–	–	278,562
業務之間銷售收益	1,344	3,271	–	105	–	(4,720)	–
營業總額	66,168	65,626	121,113	30,375	–	(4,720)	278,562

業務之間銷售收益以當時市場價格入賬。

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
業績							
分類業績	346	(1,226)	6,389	(4,384)	(681)	403	847
未分配之公司支出							(368)
經營盈利							479
財務費用							(4,390)
重組成本							(1,320)
應佔一家聯營公司業績	–	(10,793)	–	–	–	–	(10,793)
除税前虧損							(16,024)
所得税撥回							12,780
期內虧損							(3,244)

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

3. 業務及地區分類（*續*）

地區分類

	地區分類之營業額 截至六月三十日止六個月		對經營業績之貢獻 截至六月三十日止六個月	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	港幣千元	港幣千元	**港幣千元**	港幣千元
香港	**260,480**	192,511	**10,676**	(3,519)
新加坡	**29,668**	26,431	**673**	(143)
馬來西亞	**14,260**	11,610	**721**	519
中華人民共和國	**7,198**	31,504	**(2,229)**	239
澳門	**12,447**	15,608	**679**	(17)
其他	**557**	898	**111**	12
	324,610	278,562	**10,631**	(2,909)
其他經營收入			**4,487**	3,756
償還一項貸款之收益			**88,178**	–
未分配之公司支出			**(8,276)**	(368)
經營盈利			**95,020**	479

4. 經營盈利

經營盈利已扣除：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	港幣千元
折舊：		
自置資產	**2,728**	3,629
融資租賃資產	**87**	12
商譽攤銷	**–**	136

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

5. 所得税

	截至六月三十日止六個月	
	二零零五年 港幣千元	二零零四年 港幣千元
税項(開支)撥回包括：		
本期間税項：		
香港利得税	–	–
海外税項	**(6)**	96
	(6)	96
遞延税項：		
本期間	**(12,420)**	12,684
本公司及其附屬公司應佔所得税	**(12,426)**	12,780
分佔聯營公司應佔所得税	–	–
	(12,426)	12,780

由於本集團有承前結轉税項虧損以抵銷本期間之估計應課税盈利，故截至二零零五年六月三十日止期間內並無作出香港利得税撥備。

由於本集團並無任何應課税盈利，故截至二零零四年六月三十日止期間內並無作出香港利得税撥備。

海外税項乃按有關司法權區通用之税率計算。

6. 每股盈利(虧損)

每股基本盈利(虧損)之計算方法，乃根據股東應佔盈利約港幣76,378,000元(二零零四年：虧損約港幣2,293,000元)及期內已發行普通股之加權平均數2,216,154,331股普通股(二零零四年：2,216,154,331股普通股)計算。

由於本公司之未行使優先認股權之行使價高於兩個期間之股份平均市價，故並無呈列每股攤薄盈利(虧損)。

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

7. 投資物業

本集團於期內將若干土地及樓宇約港幣16,783,000元(截至二零零四年十二月三十一日止年度內:約港幣57,202,000元)轉為投資物業。

本集團之投資物業於二零零五年六月三十日由獨立測量師按公開市值重估。公平值收益約港幣6,707,000元(二零零四年:無)已計入截至二零零五年六月三十日止期間之損益表。

8. 物業、廠房及設備

	二零零五年 六月三十日 港幣千元	二零零四年 十二月三十一日 港幣千元
期初賬面淨值	**117,528**	180,019
匯兌差額	**(26)**	7
添置	**3,063**	2,584
出售	**(633)**	(1,107)
轉為投資物業	**(16,783)**	(57,202)
折舊	**(2,815)**	(6,773)
期終賬面淨值	**100,334**	117,528

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

9. 貿易往來及其他應收賬款

本集團給予客戶平均三十至九十天之信貸期。其貿易往來應收賬款之賬齡分析如下：

	二零零五年 六月三十日 港幣千元	二零零四年 十二月三十一日 港幣千元
三十天以內	**41,929**	29,218
三十一天至六十天	**8,613**	10,609
六十一天至九十天	**3,288**	2,398
九十一天至一年	**1,442**	8,469
一年以上	**3,399**	1,986
貿易往來應收賬款總額	**58,671**	52,680
按金、預付款及其他應收賬款	**27,991**	20,907
	86,662	73,587

10. 貿易往來及其他應付賬款

貿易往來應付賬款之賬齡分析如下：

	二零零五年 六月三十日 港幣千元	二零零四年 十二月三十一日 港幣千元
三十天以內	**8,765**	5,070
三十一天至六十天	**2,672**	2,191
六十一天至九十天	**2,640**	3,337
九十一天至一年	**449**	988
一年以上	**824**	1,329
貿易往來應付賬款總額	**15,350**	12,915
客戶訂金、應付費用及其他應付賬款	**105,576**	94,853
公平值衍生工具	**285**	–
	121,211	107,768

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

11. 貸款

	二零零五年六月三十日 港幣千元	二零零四年十二月三十一日 港幣千元
銀行透支	**3,694**	2,257
銀行貸款	**74,703**	31,865
	78,397	34,122
有抵押	**69,862**	25,318
無抵押	**8,535**	8,804
	78,397	34,122
一家供應商之有抵押貸款	–	130,322
	78,397	164,444
上述貸款之屆滿期如下：		
一年內	**60,775**	32,820
一年以上，但不超過兩年	**5,857**	477
兩年以上，但不超過五年	**11,765**	825
五年以上	–	130,322
	78,397	164,444
減：一年內到期之款項(列於流動負債下)	**(60,775)**	(32,820)
一年後到期之款項	**17,622**	131,624

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

12. 股本

	股份數目	面值
		港幣千元
法定股本：		
於二零零四年一月一日、二零零四年十二月三十一日、二零零五年一月一日及二零零五年六月三十日－每股面值港幣0.10元	3,500,000,000	350,000
已發行及繳足股本：		
於二零零四年一月一日、二零零四年十二月三十一日、二零零五年一月一日及二零零五年六月三十日－每股面值港幣0.10元	2,216,154,331	221,615

13. 遞延稅項

遞延稅項負債(資產)之變動如下：

	稅項虧損	加速稅項折舊	合計
	港幣千元	港幣千元	港幣千元
於二零零四年一月一日	–	33,709	33,709
年內撥回	(21,300)	(8,615)	(29,915)
於二零零四年十二月三十一日及二零零五年一月一日	(21,300)	25,094	3,794
期內開支(撥回)	15,000	(2,580)	12,420
於二零零五年六月三十日	(6,300)	22,514	16,214

呈列為：	
遞延稅項資產	(6,300)
遞延稅項負債	22,514
	16,214

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

14. 關連人士交易

期內，本集團曾與關連人士進行下列交易：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	港幣千元
收取一位關連人士之利息收入	**–**	30
向以下各方支付管理費及代理費：		
一家關連公司	**44**	9
一家關連公司(代表一個物業管理基金收取)	**2,099**	2,107
向一位董事出售貨品	**–**	900
向一位關連人士進一步收購一家附屬公司之權益	**–**	2,287

15. 或然負債

於二零零五年六月三十日，本集團就本公司一間位於中華人民共和國(「中國」)之附屬公司之訴訟而產生或然負債約港幣29,900,000元(二零零四年十二月三十一日：約港幣29,200,000元)，以及就涉及本公司另一間位於印度之附屬公司之訴訟而產生或然負債約港幣1,300,000元(二零零四年十二月三十一日：約港幣1,300,000元)。就有關於中國之訴訟，法院已於二零零五年七月宣判及重申其向該附屬公司作出之最終裁決，裁定需向原訴人支付約港幣29,900,000元之賠償總額。該附屬公司已向廣東省高級人民法院提出上訴。於本報告日期，上訴仍在進行中。

於二零零五年六月三十日，本集團就向一名關連人士授予期權而產生約港幣999,000元之或然負債(二零零四年十二月三十一日：約港幣1,000,000元)。有關詳情載於本公司日期為二零零四年五月五日之公佈。

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

16. 承擔

資本承擔

以下為於結算日之資本承擔：

	二零零五年六月三十日 港幣千元	二零零四年十二月三十一日 港幣千元
已訂約但未撥備	**3,604**	–
已授權但未訂約	**3,400**	–

財務承擔

於二零零五年六月三十日，本集團為對沖其營運所帶來之外幣匯兑風險而簽訂遠期合約之承擔如下：

	二零零五年六月三十日 港幣千元	二零零四年十二月三十一日 港幣千元
兑換港元至日元	**4,718**	11,590
兑換新加坡元至日元	**1,677**	2,896

經營租賃承擔

於二零零五年六月三十日，本集團根據不可撤銷經營租賃之承擔如下：

	二零零五年六月三十日 港幣千元	二零零四年十二月三十一日 港幣千元
一年內	**7,961**	5,317
第二年至第五年(包括在內)	**9,183**	3,527
	17,144	8,844

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

17. 資產抵押

於結算日，本集團以若干土地及樓宇、投資物業及持作出售物業之賬面淨值合共約港幣310,800,000元(二零零四年十二月三十一日：約港幣305,700,000元)；存貨(以成本價及可變現淨值較低者入賬)港幣2,100,000元(二零零四年十二月三十一日：無)；銀行存款約港幣38,000元(二零零四年十二月三十一日：約港幣1,200,000元)以及一家附屬公司之全部資產約港幣19,300,000元(二零零四年十二月三十一日：約港幣18,500,000元)作為抵押，藉以為本集團取得銀行信貸及一家供應商之信貸。

18. 償還一項貸款之收益

於二零零五年二月二十四日，本集團與一家供應商三菱重工業株式會社(「三菱重工」)就本集團根據二零零二年六月二十八日之貸款協議償還貸款訂立還款契據。根據還款契據，有關貸款(即截至二零零四年十二月三十一日之本金連同應計利息總額約港幣135,000,000元)已以金額約港幣46,800,000元悉數償還，本集團因而獲得收益約港幣88,200,000元。本集團已利用其新借之長期銀行貸款及本集團之內部資源完成還款。有關詳情載於本公司日期為二零零五年二月二十四日之公佈。

19. 結算日後事項

於結算日後，本集團有以下重大事項：

(a) 於二零零五年七月十二日，本集團與LG Electronics Inc.(「LG」)及LG Electronics HK Limited(「LG HK」)訂立一項終止協議，以終止本集團與LG於二零零四年一月一日訂立之兩項分銷協議，由二零零五年七月一日起生效。終止該等分銷協議後，本集團將成為LG HK之該等LG產品於本港之非獨家批發商。有關詳情載於本公司日期為二零零五年七月十二日之公佈。

簡明綜合財務報表附註

截至二零零五年六月三十日止六個月

19. 結算日後事項 *(續)*

(b) 於二零零五年七月十三日，本集團與買方訂立多項買賣協議，分別以現金代價約港幣4,300,000元、港幣3,300,000元及港幣1,800,000元，出售位於中國北京東城區建國門內大街7號光華長安大廈1908室、1909室及1910室之三項物業。該項出售之總代價約為港幣9,400,000元，而該等物業於二零零四年十二月三十一日之經審核賬面總值為港幣12,500,000元，該項出售將產生合共約港幣3,100,000元之虧損。該等物業之代價乃經訂約方按公平磋商後釐定，並計及該等物業之賬面值以及北京之物業市況。經考慮上述因素，董事認為出售之條款屬公平合理，並符合本公司及其股東之整體利益。有關詳情載於本公司日期為二零零五年七月十五日之公佈。

(c) 於二零零五年八月十八日，本公司與錦興集團有限公司(「錦興」)訂立認購協議，由錦興認購本公司所發行於二零零八年到期票息7.25%之可兑換票據，本金額為港幣30,000,000元。於按初步兑換價每股港幣0.10元全數兑換可兑換票據後，將予發行300,000,000股兑換股份，佔於二零零五年八月十八日本公司之現有已發行股本約13.54%，以及佔經兑換股份擴大後本公司之已發行股本約11.92%。發行可兑換票據所得款項淨額將約為港幣28,000,000元，本公司將動用作額外一般營運資金。有關詳情載於本公司日期為二零零五年八月十八日之公佈。

中期股息

董事議決不宣派中期股息(二零零四年：無)。

管理層討論及經營業績及財務狀況分析

業績

於二零零五年首六個月，本集團錄得總營業額港幣324,600,000元，較去年同期港幣278,600,000元大幅增加港幣46,000,000元(+16.5%)。誠如下文業務回顧一節所述，該項顯著增幅主要由於本集團之影音及汽車部門錄得卓越之銷售表現所致。在香港經濟持續復甦下，本集團產品之消費市場繼續向好及興旺。

毛利較去年同期港幣63,900,000元輕微減少港幣300,000元(-0.5%)至港幣63,600,000元。為應付消費市場之削價競爭，本集團需要策略性地調整盈利率，以維持及擴大本集團之市場佔有率。

分銷費用輕微增加港幣200,000元或0.8%，行政費用亦同時輕微增加港幣600,000元或1.4%。在營業額大幅增加港幣46,000,000元或16.5%之時，分銷費用及行政費用之增幅低於此比例，這清楚顯示出本集團實行的成本控制措施奏效。

「投資物業之公平值收益」港幣6,700,000元指部份和記行大廈作為投資物業之公平值上升之變動。詳情請參閱簡明綜合財務報表附註7。

「償還一項貸款之收益」港幣88,200,000元之詳情已於本集團二零零四年年報中呈報為「結算日後事項」。簡括而言，即有關結欠三菱重工業株式會社之貸款之還款協議之結果。

財務費用由上期間港幣4,400,000元減少港幣2,100,000元(-47.7%)至港幣2,300,000元。該項減幅反映出本集團之現金流量有所改善，主要由於清還上述貸款所致。

應佔聯營公司之業績主要為應佔本集團於江門之聯營公司之虧損港幣3,000,000元。塑膠物料及薄鋼板成本不斷上升，進一步削弱該廠之財務表現。

業績（*續*）

董事會欣然宣佈，本集團於二零零五年首六個月錄得高經營盈利港幣95,000,000元，較去年同期之盈利港幣500,000元增加港幣94,500,000元。扣除財務費用港幣2,300,000元、應佔聯營公司業績港幣3,900,000元及所得税港幣12,400,000元後，錄得本公司權益持有人應佔盈利港幣76,400,000元，與上期間之財務表現（港幣2,300,000元之虧損）比較有極大增長。這進一步反映出本集團持續轉虧為盈之事實。

現金流量、流動資金及財務資源

本集團所需資金一般以綜合其股本基礎、經營業務所得之現金流量及銀行貸款獲取。一如既往，日常業務中之銀行及其他負債均能於到期日清償。

於二零零五年首六個月，經營業務所得之現金為港幣11,600,000元，本集團藉此償還銀行及其他債項及為投資活動提供資金合共港幣6,800,000元。由此達致現金正流量淨額港幣4,800,000元，大為強化本集團之現金狀況，致使二零零五年六月三十日之現金及現金等值項目達港幣18,100,000元。

本集團於二零零五年六月三十日之總貸款為港幣78,400,000元（二零零四年十二月三十一日：港幣164,400,000元）。截至期末，根據長期負債（不包括遞延税項）港幣18,000,000元及股東權益港幣340,300,000元為基數計算，本集團負債比率為5.3%。根據流動資產港幣229,200,000元及流動負債港幣228,200,000元為基數計算，流動比率為1.0。

於二零零五年六月三十日，應收賬款流轉期為33天（二零零四年十二月三十一日：31天），存貨周轉期為54天（二零零四年十二月三十一日：64天）。此兩項主要指標反映出本集團營運資金管理得宜。

根據本集團之慣常管理方式，會透過與銀行進行對沖外滙交易，銷定滙率以求穩定成本。於二零零五年六月三十日，未到期履約之銀行期匯合約總額為港幣6,400,000元（二零零四年十二月三十一日：港幣14,500,000元）。

於結算日，本集團因於汽車部門設立一個全新3S中心（銷售、維修服務及零件）而有已訂約但未撥備之資本承擔港幣3,600,000元，以及已授權但未訂約之資本承擔港幣3,400,000元。於二零零四年十二月三十一日，本集團並無資本承擔。

現金流量、流動資金及財務資源(續)

於二零零五年六月三十日，本集團之貿易信貸額為港幣157,600,000元(二零零四年十二月三十一日：港幣128,200,000元)，當中港幣127,200,000元(二零零四年十二月三十一日：港幣91,800,000元)已被動用。本集團若干物業、存貨、銀行存款及一間附屬公司之所有資產合共港幣332,200,000元(二零零四年十二月三十一日：港幣325,400,000元)經已抵押，以獲取銀行及本集團一家供應商之貸款。

於結算日，本集團有或然負債約港幣32,200,000元(二零零四年十二月三十一日：約港幣31,500,000元)。詳情請參閱簡明綜合財務報表附註15。

業務回顧

空調產品

此項業務包括推廣及分銷五個主要品牌不同系列之家用及商用空調產品，該等品牌包括「三菱重工」(日本三菱重工業株式會社)；「LG」(韓國LG Electronics Inc.)；中國大陸之「格力」及「TCL」和本集團之「先力」。

空調產品首六個月之營業額較去年同期下跌15.7%至港幣54,600,000元(二零零四年：港幣64,800,000元)。部份原因為於二零零五年七月一日起，「LG」業務由獨家代理轉為批發業務；此項交易對LG產品於過渡期內之穩定供應構成影響。此外，「三菱重工」停止生產其商用水冷式套裝機系列，導致銷售額下跌。於中國大陸之競爭仍然激烈。

本集團經減省多項成本後，得以維持合理之盈利水平。本業務將繼續透過提高效率及集中於高利潤之商用產品而維持盈利。除沿用現時之交易商及承包商銷售方式外，本集團將繼續發展直銷及工程項目業務。

影音及其他電器產品

此項業務主要包括本集團之「樂爵士」及「先力」影音產品、日本「馬蘭士」高級影音產品、日本「阿爾派」汽車電子產品及韓國「LG」電器之市場推廣及分銷。

鑑於香港、新加坡及馬來西亞主要市場之經濟情況有所改善，在本集團產品及市場推廣發展成功之推動下，本集團之業務於上半年較去年同期大幅增長86.1%至港幣116,100,000元（二零零四年：港幣62,400,000元）。

本集團之英國「樂爵士」品牌的發展異常成功，尤以新液晶體電視、MP3及數碼DVD電視錄影機，以及全新的高質素揚聲器系列最為突出。於二零零五年一月，「樂爵士」之30吋液晶體電視榮獲全港同類產品銷量冠軍。「樂爵士」於本年一月亦參與拉斯維加斯之消費電子產品展覽，反應熱烈。該品牌持續推動集團之出口業務，增闢新國際市場。

首六個月「LG」家庭電器之銷售額與去年同期相若。然而，由於自二零零五年七月一日起由獨家代理轉為批發業務，預期該等產品於下半年對本業務帶來較少的利潤貢獻。本集團正積極尋求合適的替代產品，相信可將代理權變動之影響減至最低。

「阿爾派」汽車電子產品於新加坡及馬來西亞之原設備生產業務獲得良好銷量，盈利增長理想。

在「樂爵士」及「阿爾派」業務持續擴展、邊際利潤增加、更多國際市場之拓展、新產品之推出及經營效率改善之帶動下，預期影音業務將有強勁增長。

直銷

此項業務包括在香港透過以「買家倉」命名之零售店進行之業務。二零零五年首六個月之銷售額較去年同期為低。鑑於零售市場競爭激烈，買家倉之業務於二零零五年上半年大幅縮減。本集團正制訂新策略，重新部署直銷業務，以達致盈利。

汽車及汽車配件

此項業務主要包括意大利「法拉利」及「瑪莎拉蒂」汽車及配件於香港及澳門之進口、分銷及售後服務。

由於「瑪莎拉蒂」之銷售於香港錄得強勁增長，因此業務之銷售額增長25.6%至港幣152,100,000元（二零零四年：港幣121,100,000元）。維修服務收入亦大幅增加，為經營盈利帶來良好貢獻。自去年九月以來，中國大陸之汽車銷售已轉為由合資企業法拉利瑪莎拉蒂汽車國際貿易（上海）有限公司負責，因此期內已逐漸停止於中國出售左軚汽車。

於期內，本集團新推出「法拉利」F430型號8汽缸跑車，該新型號並創下訂單最多紀錄。F430於七月開始付運，並將為下半年帶來高銷售額及盈利增長。

由於本集團開始向客戶交付所訂購之F430，而「瑪莎拉蒂」Quattroporte及GranSport亦日益受歡迎，因此預期業務可達致強勁表現。

一個全新的3S中心將於十月在港島區開始營業，連同另外兩個位於九龍之維修服務中心，本集團可向其客戶提供更高水平之技術服務。同時，一個全新的「瑪莎拉蒂」專用陳列室亦會於十月開幕，進一步加強「瑪莎拉蒂」汽車之銷售推廣。

人力資源

於二零零五年六月三十日，本集團之員工總數（聯營公司僱員除外）大幅減少18%至281人（二零零四年：343人），反映出本集團已縮減直銷業務，以及在減低員工成本及增強生產力方面之不懈努力。由於本集團業務正穩步上揚，管理層現致力激發員工潛能並向其提供培訓，以增強競爭力，並為彼等提供職業發展之機會。

展望

本集團主要市場於下半年及二零零六年將持續有穩健的經濟增長。鑑於新汽車型號大受歡迎及新車陸續抵港交付客戶，本集團預期汽車業務的增長尤其強勁。

空調業務屬穩定並有利可圖之業務，本集團將在已建立的良好網絡上進一步發展，為其帶來更多業務機會。

本集團預料其「樂爵士」品牌之影音產品將有強勁增長，對盈利貢獻日趨重要。本集團亦計劃發展其擁有之另一品牌「先力」之優質生活用品。

在發掘更多高級品牌以供分銷方面，本集團已成立一家附屬公司作為「法拉帝」意大利高級機動遊艇於華南地區之獨家代理商，在廣東、福建、海南及廣西等省份進行經銷。高級遊艇業務將為一項具潛力之業務，預期於華南地區會有良好發展。本集團將繼續發掘更多高級品牌產品以供分銷，務求獲取更佳利潤。

由於物業市場漸趨活躍，預期物業投資之收入將有所增加。

管理層有信心，本集團所有主要業務於本年度均能提供盈利，並預期盈利及銷售增長趨勢將會持續。

其他資料

董事權益披露

於二零零五年六月三十日，本公司各董事及主要行政人員於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債權證中擁有根據證券及期貨條例第352條須記入登記冊之權益及淡倉；或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及淡倉如下：

(a) 於二零零五年六月三十日，股份之實益權益及淡倉：

	每股面值港幣0.10元普通股股份(「股份」)數目			
董事	**個人權益**	**家族權益**	**公司權益**	**權益總計**
李文輝先生	33,564,388	6,738,732 (附註1)	1,171,335,706 (附註2)	1,211,638,826
李文彬先生	4,719,000	—	1,185,792,896 (附註2及3)	1,190,511,896
余金霞女士	52,097,162	—	1,171,335,706 (附註2)	1,223,432,868
孫志冲先生	471,900	—	—	471,900
李卓民先生	—	—	19,202,000 (附註4)	19,202,000

附註：

1. 該6,738,732股股份由李文輝先生之配偶何秀月女士擁有。

2. 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有，作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有，其中李永森先生之家庭成員，包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有，該公司於英屬處女群島註冊成立，由余金霞女士、李文輝先生及李文彬先生擁有。

3. 該1,185,792,896股股份當中，14,457,190股股份由Fisherman Enterprises Inc.持有，該公司於英屬處女群島註冊成立，由李文彬先生全資擁有。

4. 該19,202,000股股份由M.W. Lee & Sons Enterprises Limited全資擁有之ODE Asia Limited實益擁有，而M.W. Lee & Sons Enterprises Limited則由李卓民先生所控制。

5. 股份中所有權益均為好倉。各董事概無於股份中持有任何淡倉。

其他資料

董事權益披露(續)

(b) 於二零零五年六月三十日，本公司之股票衍生工具之相關股份之實益權益及淡倉在本報告「優先認股權變動」一節內予以披露。

(c) 於二零零五年六月三十日，於相聯法團之股份之實益權益及淡倉：

董事	相聯法團名稱	持有或擁有之股份數目或股本權益	股份/權益類別及/或概況
李永森先生	Stoneycroft Estates Limited	15,750,000	無投票權遞延股
	和記電業有限公司	8,500	無投票權遞延股
	和記電器服務有限公司	1	無投票權遞延股
余金霞女士	福和貿易有限公司	34,335	無投票權遞延股
	信和工程有限公司	3,850,000	無投票權遞延股
	Stoneycroft Estates Limited	340,000	無投票權遞延股
	和記電業有限公司	400	無投票權遞延股

主要股東權益

除下文及於「董事權益披露」一節披露者外，於二零零五年六月三十日，就董事所知，概無其他人士於本公司股份或相關股份中擁有或被視為或當作擁有5%或以上之權益或淡倉，而根據證券及期貨條例第336條須記入登記冊內：

公司名稱	股份數目	已發行股份總額之概約百分比
Modern Orbit Limited	1,171,335,706	52.85%

其他資料

主要股東權益(續)

附註: 該1,171,335,706股股份由Modern Orbit Limited擁有。Modern Orbit Limited由Cyber Tower Inc.全資擁有,作為The WS Lee Unit Trust之信託人。The WS Lee Unit Trust之99%權益由一項全權信託所持有,其中李永森先生之家庭成員,包括余金霞女士、李文輝先生及李文彬先生為該全權信託之受益人。The WS Lee Unit Trust其餘1%權益由Skylink International Asset Corporation持有,該公司於英屬處女群島註冊成立,由余金霞女士、李文輝先生及李文彬先生擁有。

優先認股權

一九九一年計劃

本公司於一九九一年六月二十二日採納優先認股權計劃(「一九九一年計劃」),主要目的是獎勵董事及合資格僱員。該計劃於二零零一年六月二十一日屆滿。董事可酌情授出優先認股權予所有合資格僱員,包括本公司及其附屬公司之執行董事。

根據一九九一年計劃可授出之優先認股權所涉及之股份總數,在任何時候不得超逾本公司已發行股本之10%。根據一九九一年計劃,向任何個別人士授出之優先認股權所涉及之股份數目,不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

合資格僱員必須於授出日期起28日內就每次授出優先認股權支付港幣1元後,接納該等優先認股權。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定,不會低於股份在緊接授出日期前五個交易日在香港聯合交易所有限公司(「聯交所」)之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃

本公司其後於二零零一年六月二十八日通過決議案採納另一項優先認股權計劃(「二零零一年計劃」),主要目的是獎勵董事及合資格僱員。該計劃於二零零二年五月三十日根據該日通過之決議案終止。

根據二零零一年計劃,董事可授出優先認股權予任何全職僱員,包括本公司及其附屬公司之執行及非執行董事,以認購本公司股份。

其 他 資 料

二零零一年計劃(續)

根據二零零一年計劃可授出之優先認股權所涉及之股份總數，在任何時候不得超逾本公司已發行股本之10%。根據二零零一年計劃，向任何個別人士授出之優先認股權所涉及之股份數目，不得超逾按該計劃當時已發行及可予發行之本公司股份總數上限25%。

合資格僱員必須於授出日期起28日內就每次授出優先認股權支付港幣1元後，接納該等優先認股權。優先認股權可於接納日期後一個月起計之6年期間行使。

認購價由董事釐定，不會低於股份在緊接授出日期前五個交易日在聯交所之平均收市價80%及本公司股份面值兩者中較高之價格。

二零零一年計劃終止後，將不再授出優先認股權，惟在所有其他方面，二零零一年計劃之條款仍將有效，及所有於終止計劃前授出之優先認股權將根據有關計劃條款繼續有效及可予行使。

二零零二年計劃

於二零零一年八月二十三日，聯交所宣佈修訂上市規則第17章並於二零零一年九月一日生效。為符合上市規則修訂及聯交所之公佈內容，本公司於二零零二年五月三十日採納另一新優先認股權計劃(「二零零二年計劃」)及根據於該日通過之決議案終止二零零一年計劃。二零零二年計劃旨在鼓勵或嘉獎參與人對本集團所作出之貢獻，同時使本集團可招攬及挽留能幹之員工，並吸引重要之人才為本集團及本集團持有任何股權之任何公司作出貢獻。二零零二年計劃為自採納日期起第十周年屆滿。

根據二零零二年計劃，本公司董事會可酌情決定向與本公司、其附屬公司及本集團持有任何股權之任何公司有關之以下參與人授予優先認股權，以認購本公司股份：

1. 合資格僱員(包括董事)；或

2. 供應商或客戶；或

3. 提供研究、開發或其他技術支援之任何人士或公司；或

其他資料

二零零二年計劃 *(續)*

4. 股東；或

5. 任何業務合夥人、合營企業合夥人、財務顧問及法律顧問之任何僱員、合夥人或董事。

授出優先認股權予本公司董事、主要行政人員或主要股東或彼等各自之聯繫人士，必須經本公司獨立非執行董事(不包括同時為承授人之任何獨立非執行董事)批准。

按二零零二年計劃及任何其他優先認股權計劃可授出之優先認股權涉及之最高股份總數，合共不得超過本公司不時已發行股本之30%。就上述規則，如未經本公司股東事先批准，按二零零二年計劃及任何其他計劃可授出之優先認股權涉及之股份總數，合共不得超過本公司於採納二零零二年計劃當日已發行股本之10%。

如未經本公司股東事先批准，於任何一年向任何參與人授出之優先認股權涉及之股份數目，不得超過本公司不時之已發行股份之1%。任何一年根據二零零二年計劃及任何其他計劃向本公司一名主要股東、獨立非執行董事或彼等各自之聯繫人士授出之優先認股權，如超過本公司已發行股本之0.1%，以及按授出當日本公司股份之收市價計算超過港幣5,000,000元，則須經本公司股東事先批准。

合資格僱員必須於授出日期起28日內就每次授出優先認股權支付港幣1元後，接納該等優先認股權。根據二零零二年計劃授出之優先認股權之行使期於授出時由董事會釐定，惟不得遲於董事會提出授予優先認股權日期起計之6年後屆滿。股份認購價由本公司董事會釐定，惟認購價不得低於下列三者中之最高者：於授出日期本公司之股份收市價；於緊接授出日期前五個交易日股份之平均收市價；或本公司股份面值。

截至二零零五年六月三十日止六個月，概無行使或授出任何優先認股權。

於二零零五年六月三十日，有關根據一九九一年、二零零一年及二零零二年計劃授出惟尚未行使之優先認股權之股份數目分別為45,843,275股、118,930,658股及91,226,162股，分別佔本公司當日之已發行股本之2.1%、5.4%及4.1%。

其他資料

優先認股權變動

下表披露本公司之優先認股權於二零零五年六月三十日止六個月之變動情況：

合資格人士	計劃類別	授出日期	於二零零五年一月一日及二零零五年六月三十日尚未行使	行使期	行使價 港幣元
李永森先生（董事）	一九九一年	一九九九年十二月二十一日	10,225,519	二零零零年二月十一日至二零零六年二月十日	0.2325
	一九九一年	二零零零年二月十一日	4,719,470	二零零零年三月二十一日至二零零六年三月二十日	0.5422
	二零零一年	二零零一年八月十日	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零二年	二零零二年九月二十四日	640,640	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			70,646,133		
李文輝先生（董事）	一九九一年	一九九九年十二月二十一日	10,540,150*	二零零零年二月七日至二零零六年二月六日	0.2325
	一九九一年	二零零零年二月十一日	5,506,048	二零零零年三月十八日至二零零六年三月十七日	0.5422
	一九九一年	二零零一年五月二十八日	6,292,629	二零零一年六月二十九日至二零零七年六月二十八日	0.1661
	二零零一年	二零零一年八月十日	55,060,504	二零零一年九月十六日至二零零七年九月十五日	0.1661
	二零零一年	二零零一年八月二十九日	786,575*	二零零一年九月三十日至二零零七年九月二十九日	0.1661
	二零零二年	二零零二年九月二十四日	22,159,280	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			100,345,186*		
李文彬先生（董事）	二零零二年	二零零二年六月四日	3,146,314	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年	二零零二年九月二十四日	1,430,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			4,576,314		
余金霞女士（董事）	二零零一年	二零零一年八月二十九日	786,575	二零零一年九月三十日至二零零七年九月二十九日	0.1661
孫志沖先生（董事）	一九九一年	一九九九年十二月二十一日	471,944	二零零零年二月六日至二零零六年二月五日	0.2325
	一九九一年	二零零零年二月十一日	786,575	二零零零年三月二十二日至二零零六年三月二十一日	0.5422
	一九九一年	二零零一年一月十八日	409,019	二零零一年三月六日至二零零七年三月五日	0.1661
	二零零一年	二零零一年八月十日	1,573,156	二零零一年九月十九日至二零零七年九月十八日	0.1661
	二零零二年	二零零二年六月四日	6,292,629	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年	二零零二年九月二十四日	2,002,000	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			11,535,323		

* 包括授予李文輝先生之配偶之優先認股權。

其他資料

優先認股權變動（續）

合資格人士	計劃類別	授出日期	於二零零五年一月一日及二零零五年六月三十日尚未行使	行使期	行使價 港幣元
李卓民先生（董事）	二零零二年	二零零二年六月四日	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年	二零零二年九月二十四日	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			2,213,858		
陳文生先生（董事）	二零零二年	二零零二年六月四日	2,202,418	二零零二年六月四日至二零零八年六月三日	0.1000
	二零零二年	二零零二年九月二十四日	11,440	二零零二年九月二十四日至二零零八年九月二十三日	0.1000
			2,213,858		
持續合約僱員	一九九一年	一九九九年十二月二十一日	1,653,315	二零零零年二月一日至二零零六年三月二十一日	0.2325
	一九九一年	二零零零年二月十一日	519,136	二零零零年三月十八日至二零零六年三月二十一日	0.5422
	一九九一年	二零零零年九月八日	4,719,470	二零零零年十一月五日至二零零六年十一月四日	0.2347
	二零零一年	二零零一年八月二十九日	4,090,188	二零零一年九月三十日至二零零七年九月三十日	0.1661
	二零零一年	二零零一年十一月二十三日	1,573,156	二零零一年十二月二十三日至二零零七年十二月二十二日	0.1661
	二零零二年	二零零二年六月四日	51,127,583	二零零二年六月四日至二零零八年六月三日	0.1000
			63,682,848		
			256,000,095		

其他資料

證券之購買、出售或贖回

於截至二零零五年六月三十日止六個月，本公司及其附屬公司在期內並無購入、出售或贖回本公司任何證券。

企業管治

董事認為，除守則條文第A.2.1條及A.4.2條分別規定主席及行政總裁之職能分工以及董事輪任外，於截至二零零五年六月三十日止六個月期間，本公司一直遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載企業管治常規守則之守則條文。

根據上市規則第A.2.1條及A.4.2條守則條文，(a)主席及行政總裁之角色應有區分，不應由同一人兼任；及(b)每名董事須至少每三年輪流退任一次。

根據和記行(集團)有限公司一九九一年公司法(「公司法」)，概無任職主席或董事總經理之董事須根據本公司公司細則之規定輪值告退。由於本公司現時仍受公司法條文所規限，因此未能修訂本公司之公司細則，以全面反映企業管治常規守則之規定。董事會已就更改公司法尋求法律意見或進行其他可行步驟，以處理此問題。

董事會將檢討其現行之企業管治常規守則，並建議在有需要時作出任何修訂，以確保遵守上市規則所載之企業管治常規守則。

遵守上市發行人董事進行證券交易之標準守則(「標準守則」)

本公司已採納一套董事進行本公司證券交易之行為守則，該守則符合上市規則附錄十所載之標準守則。在本公司作出特定查詢後，所有董事確認，於截至二零零五年六月三十日止六個月期間內，彼等一直遵守標準守則所載之規定標準。

其他資料

更換核數師

於二零零五年八月二十九日，羅申美會計師行辭任本集團核數師一職。於二零零五年八月三十日緊隨前任核數師辭任後，國衛會計師事務所獲委任為本集團核數師，以填補該臨時空缺，直至本公司下屆股東週年大會結束為止。

審核委員會

本公司已成立審核委員會，由本公司獨立非執行董事李卓民先生(主席)、陳文生先生及陳德興先生組成。在確立該委員會之職權範圍時，董事已參考香港會計師公會於二零零二年二月刊發之「審核委員會有效運作指引」及企業管治常規守則。

本公司審核委員會已審閱中期業績，並對本集團會計政策符合香港目前之最佳應用守則感到滿意。

中期業績已由審核委員會及本公司核數師國衛會計師事務所審閱。

承董事會命
執行主席兼行政總裁
李文輝

香港，二零零五年九月二十二日

END